02034262

82- SUBMISSIONS FACING S...

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Comercial Gomo, S.A. de C.V.

*CURRENT ADDRESS Blvd. Adolfo López Mateos No. 2370
Col. Altavista C.P. 01060
Mexico, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

FILE NO. 82- 34661 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 5-20-02

GRUPO COMERCIAL GOMO, S.A. DE C.V.

Sponsored Level I ADR Program

02 APR 15 AM 10:5

Exhibits Filed With the
United States Securities and Exchange Commission
in Order to Establish an Exemption Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934, as amended

April 2, 2002

1-NY/1389846.1

EXHIBIT INDEX

Exhibit 1	2000 Annual Report
Exhibit 2	2000 Audited Annual Consolidated Financial Statements
Exhibit 3	2000 4th Quarter Consolidated Financial Statements
Exhibit 4	2001 1st Quarter Consolidated Financial Statements
Exhibit 5	2001 2nd Quarter Consolidated Financial Statements
Exhibit 6	2001 3rd Quarter Consolidated Financial Statements
Exhibit 7	2001 4th Quarter Consolidated Financial Statements
Exhibit 8	Notice dated April 10, 2001 of General Annual Ordinary and Extraordinary Meeting of Shareholders
Exhibit 9	Minutes of General Annual Ordinary and Extraordinary Meeting of Shareholders held on April 25, 2001
Exhibit 10	Notices to the BMV and the CNBV
Exhibit 11	Press Releases
Exhibit 12	Preliminary Prospectus

02 APR 15 AM 10: 0

GRUPO COMERCIAL GOMO, S.A. DE C.V.
AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

GRUPO COMERCIAL GOMO, S.A. DE C.V.
AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

INDEX

INDEPENDENT AUDITORS' REPORT

Mexico City, March 28, 2001

To the Stockholders' Meeting of
Grupo Comercial Gomo, S. A. de C. V. and subsidiaries:

We have examined the consolidated balance sheets of Grupo Comercial Gomo, S. A. de C. V. and subsidiaries, as of December 31, 2000 and 1999, and the consolidated statements of income, changes in stockholders' equity, and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in conformity with the generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 2 to the financial statements, starting on January 1, 2000, the companies adopted the guidelines of revised Bulletin D-4, "Accounting Treatment of Income Tax, Assets Tax and Employee Statutory Profit-Sharing". This Bulletin provides for important changes in accounting treatment of income tax, replacing the prior approach known as the partial liability method with the comprehensive asset and liability method. Under this method, a deferred tax is recognized in principle for all the differences between accounting and tax values of assets and liabilities. The initial effect of recongition of deferred taxes represented a charge to stockholders' equity for $59,406,337; and the effect for the year was a charge of $ 17,142,217 to results.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Comercial Gomo, S. A. de C. V. and subsidiaries, as of December 31, 2000 and 1999, and the consolidated results of their operations, changes in consolidated stockholders' equity, and changes in consolidated financial position, for the years then ended, in conformity with generally accepted accounting principles.

PricewaterhouseCoopers

Fernando J. Morales Gutiérrez
Audit Partner

GRUPO COMERCIAL GOMO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Notes 1, 2, 14, 15 and 16)

In thousands of Mexican pesos of the closing of December 31, 2000

	December 31, 2000	December 31, 1999
ASSETS:		
CURRENT:		
Cash on hand and marketable securities	$ 74,381	$ 54,327
Accounts receivable (Notes 3 and 6)	361,590	377,408
Inventories (Note 4)	507,049	366,730
Prepaid expenses	8,898	2,220
	951,918	800,691
PROPERTY, FURNITURE AND EQUIPMENT (Note 5)	72,374	51,245
Accumulated depreciation	(16,497)	(13,440)
	55,877	37,805
OTHER ASSETS	15,016	15,659
Total assets	$1,022,811	$854,155
LIABILITIES		
CURRENT:		
Trade payables	$ 242,979	$248,589
Notes payable (Note 6)	132,860	-
Sundry creditors and accrued expenses payable	31,368	16,238
Taxes payable	19,372	13,228
Financial lease creditors (Note 7)	1,051	2,367
Employees' profit sharing payable	495	594
	428,125	281,016
LONG-TERM:		
Financial lease creditors (Note 7)	565	1,183
LABOR OBLIGATIONS (Note 8)	275	287
DEFERRED TAX (Note 2)	74,490	-
CONTINGENT LIABILITIES (Note 9)	-	-
Total liabilities	503,455	282,486
STOCKHOLDERS' EQUITY		
CAPITAL STOCK (Note 10)	263,707	263,707
Unpaid subscribed capital stock	(8,206)	(8,206)
	255,501	255,501
PREMIUM ON STOCK ISSUE	52,555	52,555
RESERVE FOR REPURCHASE OF STOCK (Note 11)	22,189	65,758
INSUFFICIENCY IN THE RESTATEMENT OF STOCKHOLDERS' EQUITY	(62,354)	(51,651)
RETAINED EARNINGS (Notes 12 and 13):		
From prior years-		
Legal reserve	11,121	8,680
Unappropriated	223,883	177,508
Cumulative effect of deferred income tax	(59,406)	-
For the year, according to statements of income	61,022	48,816
	236,620	235,004
MINORITY INTEREST	14,845	14,502
Total stockholders' equity	519,356	571,669
Total liabilities and stockholders' equity	$1,022,811	$854,155

The accompanying notes are an integral part of these financial statements.

Victor Manuel Escamilla Marvan, C.P.
Management and Finance Director

GRUPO COMERCIAL GOMO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Notes 1, 2, 8, 15 and 16)

In thousands of Mexican pesos of the closing of December 31, 2000

	Year ended December 31,	
	2000	1999
NET SALES	$1,292,707	$1,234,653
COST OF SALES	998,931	944,174
Gross income	293,776	290,479
OPERATING EXPENSES	157,153	158,441
Operating income	136,623	132,038
INTEGRAL COST OF FINANCING:		
Financial expense, net	(24,227)	(40,109)
Loss operating monetary	(14,742)	(9,592)
Foreign exchange loss, net	(1,675)	(5,865)
	(40,644)	(55,566)
	95,979	76,472
OTHER INCOME, net	10,547	1,525
Income before provisions and extraordinary item	106,526	77,997
PROVISIONS FOR (Notes 12, 13 and 14):		
Income tax	28,580	30,157
Assets tax	3,092	6,089
Employees' profit sharing	300	372
Deferred income tax	17,142	-
	49,114	36,618
Income before extraordinary item	57,412	41,379
EXTRAORDINARY ITEM:		
Benefit from tax loss carryforwards (Note 13)	4,846	9,888
	62,258	51,267
MINORITY INTEREST	(1,236)	(2,451)
Income for the year (Note 12)	$ 61,022	$ 48,816

The accompanying notes are an integral part of these financial statements.

Victor Manuel Escamilla Marván, C.P.
Management and Finance Director

GRUPO COMERCIAL GOMO, S. A. DE C. V. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN CONSOLIDATED STOCKHOLDERS' EQUITY-
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
(Notes 1 and 2)

In thousands of Mexican pesos of the closing of December 31, 2000

						Retained earnings					
	Capital stock	Unpaid subscribed capital stock	Premium on stock issue	Reserve for repurchase of stock	Insufficiency in the restatement of stockholders' equity	Legal reserve	Unappropriated	Cumulative effect of deferred income tax	For the year	Minority interest	stockholders' equity
Balances as of December 31, 1998	$ 149,912	$ -	$52,555	$65,758	($ 21,167)	$ 5,032	$ 103,926	$	$ 77,230	$15,021	$ 448,267
Appropriation of income for fiscal 1998 as resolved at the General Ordinary Stockholders' Meetings held on April 12, 1999, as follows:											
To retained earnings							73,582		(73,582)		
To legal reserve						3,648			(3,648)		
Fixed capital stock increase, through issue of 20,887,673 ordinary shares, without par value, as resolved at the General Ordinary and Extraordinary Stockholders' Meeting, held on October 11, 1999. The subscription price is $5.00 per share	113,795	(8,206)									105,589
Recognition of the effects of inflation						(30,484)				(519)	(31,003)
Income for the year, according to statements of income (Note 12)									48,816		48,816
Balances as of December 31, 1999	263,707	(8,206)	52,555	65,758	(51,651)	8,680	177,508	-	48,816	14,502	571,669
Cumulative effect of deferred income tax								(59,406)			(59,406)
Appropriation of income for fiscal 1999 as resolved at the General Ordinary Stockholders' Meeting held on April 26, 2000, as follows:											
To retained earnings							46,375		(46,375)		
To legal reserve						2,441			(2,441)		
Deferred tax for the year					(1,756)						(1,756)
Recognition of the effects of inflation					(8,947)					343	(8,604)
Repurchase of shares				(43,569)							(43,569)
Income for the year, according to statements of income (Note 12)									61,022		61,022
Balances as of December 31, 2000	$ 263,707	($8,206)	$52,555	$22,189	($ 62,354)	$ 11,121	$223,883	($ 59,406)	$ 61,022	$14,845	$519,356

The accompanying notes are an integral part of these financial statements.

Victor Manuel Escamilla Marván, C.P.
Management and Finance Director

GRUPO COMERCIAL GOMO, S. A. DE C. V. AND SUBSIDIARIES

STATEMENT OF CHANGES IN CONSOLIDATED FINANCIAL POSITION
(Notes 1 and 2)

In thousands of Mexican pesos of the closing of December 31, 2000

	Year ended December 31,	
Operating activities:	2000	1999
Income for the year (Note 12)	$ 61,022	$ 48,816
Items expensed that did not require a cash outlay-		
Deferred tax	17,142	-
Depreciation and amortization	5,676	4,981
Amortization of the excess of the cost over the book value of the stock of subsidiaries	1,172	1,172
Seniority premiums	82	86
	85,094	55,055
Increase in sundry creditors and other liabilities	21,518	12,249
Decrease (increase) in accounts receivable	15,818	(92,527)
(Increase) decrease in inventories	(140,319)	4,213
Increase in prepaid expenses	(6,672)	(995)
(Decrease) increase in trade receivables	(5,610)	75,190
Decrease in financial lease creditors	(1,934)	(3,519)
Increase in other assets	(100)	(982)
Funds (used in) provided by the operating activities	(32,205)	48,684
Financing:		
Increase (decrease) in notes payable	132,860	(81,640)
Repurchase of shares	(43,569)	-
Increase in capital stock	-	105,590
Funds provided by financing	89,291	23,950
Investments:		
Acquisitions of property, furniture and equipment	(24,615)	(961)
Adjustment to the patrimonial monetary loss	(12,761)	(30,954)
Other investments	(2,198)	(3,822)
Book value of equipment sold	2,542	1,639
Funds used in investments	(37,032)	(34,098)
Increase in cash and marketable securities for the year	20,054	38,536
CASH ON HAND AND MARKETABLE SECURITIES:		
Balance at beginning of year	54,327	15,791
Balance at end of year	$ 74,381	$ 54,327

The accompanying notes are an integral part of these financial statements.

Victor Manuel Escamilla Marván, C.P.
Management and Finance Director

GRUPO COMERCIAL GOMO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999

In thousands of Mexican pesos of the closing of December 31, 2000

NOTE 1 - CORPORATION AND CORPORATE PURPOSE:

The holding company was incorporated on June 30, 1992. Its corporate purpose is to market, distribute, purchase-sell, represent, import, and export all types of electronic and home electric devices, as well as appliances. It further enters into all types of acts and contracts necessary to carry out its corporate purpose, including contracts of association, subscription for and acquisition of partnership shares in domestic or foreign companies.

For the purpose of growing and expanding its operations, the holding company applied to be registered in the Mexican Stock Exchange which it obtained on September 12, 1997.

NOTE 2 - ACCOUNTING POLICIES:

The Company's principal accounting policies for preparing its financial statements, which concur with generally accepted accounting principles, are summarized below:

a. Consolidation - As of 1996, consolidated financial statements are prepared, which include the amounts of Grupo Comercial Gomo, S.A. de C.V. (holding company) and all the subsidiaries which it controls. All the significant intercompany balances and transactions have been eliminated in the consolidation:

The subsidiary Grupo Internacional Gomo, S.A. de C.V., markets, distributes, and purchases and sells all types of electronic devices, home electric articles, and appliances.

The subsidiary Promotores de Electrónica y Planeación Empresarial, S.A. de C.V. renders marketing consulting services, prepares market studies, commercial promotions, legal and accounting services to third-parties, and entrepreneurial supervision and management.

The subsidiary WG de México, S.A. de C.V., markets, purchases-sells, imports, and exports all types of electronic devices, electronic articles, and home electric appliances.

The subsidiary Chopin, S.A. de C.V. is engaged in business and industry, in general, and in the manufacture of musical instruments and accessories, in particular, including the manufacturing, industrialization, purchase, sale, import, export, and distribution of all kinds of materials.

The subsidiary Telecomunicaciones Gomo, S.A. de C.V. is engaged in the purchase, sale, import, export, distribution, installation, lease, and in general, all kinds of negotiations and contracts for radio communication telephones in mobile, fixed or portable units, telex, fax, antennas, satellite dishes, cellular radiotelephone devices and accessories, as well as any other appliances or services related to conductance of communication signals.

The subsidiary Servicios Integrales de Musica, S.A. de C.V. is engaged in the work-job, manufacturing, assembly, and maintenance of musical instruments and accessories, as well as the manufacture , industrialization, purchase, sale, import, export and distribution of all kinds of materials and products by itself or third parties in the Mexican Republic and abroad.

Upon valuating the investment in the stock of the subsidiary Chopin, S.A. de C.V. as of the date of acquisition, a difference was determined between the purchase price and its book value amounting to $5,858, which is presented as part of the heading "Other assets".

b. Recognition of the effects of inflation in the financial information - The accompanying financial statements were prepared in accordance with the provisions set forth in the third and fifth Amendments to Bulletin B-10, prepared by the Mexican Institute of Public Accountants, hence, they are stated in pesos of purchasing power of the closing of December 2000.

The restatement process adopted by the Company is a combination of the specific cost method with the adjustments from changes in the general price level method. The Company has chosen the following particular bases of restatement:

I. Inventories and cost of sales- Inventories were restated at their cost of replacement which is similar to market value. The cost of sales is restated to pesos of purchasing power of fiscal year-end, due to the inventory turnover level.

II. Property, furniture and equipment and their depreciation- As set forth in the fifth amendment to Bulletin B-10, as of 1997, these are recorded at their cost of acquisition and are restated by applying factors derived from the National Consumer Price Index, published by the Central Bank of Mexico.

III. Other assets- These are also restated by applying factors derived from the National Consumer Price Index, published by the Central Bank of Mexico.

IV. Stockholders' equity accounts- These are also restated by using the factors derived from the price index.

The above-mentioned restatement was allocated to the various headings it comprises; consequently, it is made up of the sum of its nominal value plus its restatement.

V. Insufficiency in the restatement of stockholders' equity- This represents the degree to which the Company has not managed to retain the purchasing power of the stockholders' contributions and the retained earnings therein. It is quantified by exclusion after identifying the restatement of the stockholders' contributions and the result form monetary position.

VI. In the case of the statement of income, the applicable amounts of each month were restated to pesos of fiscal year-end.

VII. Gain or loss on monetary position- This represents the effect generated by inflation on monetary assets and liabilities. Holding these assets results in a loss while holding liabilities generates an income.

c. Marketable securities - These are recorded at their cost of acquisition which is similar to their market value. The returns generated by these investments are recognized in income as they are accrued.

d. Amortization of difference between purchase price and book value of the stock acquired - In conformity with the provisions set forth in Bulletin B-8, issued by the Mexican Institute of Public Accountants, the amortization of the difference between the purchase price and the book value of the stock acquired in subsidiaries is carried out in a term no longer than five years, counted as of the date of acquisition. In the fiscal year, the total of this difference was amortized in the amount of $1,172 ($1,172 in 1999).

e. Payments for seniority premiums - There is a liability reserve to cover seniority premiums that workers are entitled to receive, which is increased by charging the expenses to income in the years in which they accrue. The increase to this reserve is determined on the basis of studies performed by independent actuaries, without having created a fund for this purpose. The liability established for this item is recorded in accordance with Bulletin D-3 "Labor Obligations", issued by the Mexican Institute of Public Accountants. The charge to income for the fiscal year amounted to $82 ($86 in 1999).

f. Indemnifications to personnel - Payments made are expensed. During the fiscal year, no payments were made for this item.

g. Foreign currencies - Foreign currency denominated transactions are recorded at the exchange rates in effect on the date they are carried out. Assets and liabilities in foreign currency are translated into Mexican pesos at the exchange rate in effect at fiscal year-end, and the applicable gains or losses are recorded in income.

h. Deferred tax - Effective January 1, 2000, companies adopted the provisions of revised Bulletin D-4, "Accounting Treatment of Income Tax, Asset Tax, and Employee Profit Sharing. This Bulletin significantly changes the accounting treatment of income tax, by eliminating the previous approach known as the liability method with a partial approach. Instead, this new Bulletin sets forth the asset and liability method with a comprehensive approach. In principle, this method recognizes a deferred tax for all differences between book and tax values of assets and liabilities. The accrued effect at December 31, 2000 is as follows:

Temporary differences:	December 31, 2000	January 1, 2000
Inventories	$235,039	$196,520
Fixed assets, net	11,822	12,546
Other assets	3,306	341
Liabilities	(1,305)	(221)
	248,862	209,186
Prior years' tax losses	17,552	19,565
Net temporary items	231,310	189,621
Tax rate	35%	35%
Deferred tax	80,958	66,367
Unused tax credits	(6,468)	(6,961)
Balance at December 31, 2000 (liability)	$ 74,490	$ 59,406

NOTE 3 - ACCOUNTS RECEIVABLE:

The balance of this heading is summarized as shown below:

	2000	1999
Trade receivables	$319,557	$327,888
Value-Added Tax creditable	16,251	10,564
Sundry debtors	13,320	15,858
Income Tax recoverable	8,918	16,013
Notes receivable	3,544	7,085
	$361,590	$377,408

NOTE 4 - INVENTORIES:

The balance of this heading is summarized as shown below:

	2000	1999
Electronic articles	$284,729	$222,374
Merchandise in transit	186,786	140,206
Advances to suppliers	32,155	619
Replacement parts	3,379	3,531
	$507,049	$366,730

NOTE 5 - PROPERTY, FURNITURE AND EQUIPMENT:

The investment in this heading is summarized as shown below:

	2000			1999
	Historical cost	Restatement	Total	Total
Property	$26,154	$11,643	$37,797	$22,178
Transportation equipment	12,555	6,487	19,042	18,580
Furniture and equipment	6,057	1,228	7,285	4,243
Computer equipment	3,348	1,588	4,936	2,897
Machinery and equipment	869	2,445	3,314	3,347
	48,983	23,391	72,374	51,245
Accumulated depreciation	(8,211)	(8,286)	(16,497)	(13,440)
	$40,772	$15,105	$55,877	$37,805

NOTE 6 - NOTES PAYABLE:

The balance of this heading is summarized as shown below:

	2000	1999
Banco Mercantil del Norte, S.A. (*) Clean credit at an annual interest rate of 19.10%, due on March 20, 2001	$ 15,000	$ -
Banco Mercantil del Norte, S.A. (*) Clean credit at an annual interest rate of 17.70%, due on January 9, 2001	40,000	-
BBVA Bancomer, S.A. (*) Clean credit at an annual interest rate of 20.075%, due on June 19, 2001	30,000	-
BBVA Bancomer, S.A. (*) Clean credit at an annual interest rate of 20.675%, due on January 16, 2001	10,000	-
Banco Invex, S.A. (*) Clean credit, at a prime interest rate plus 1.25 points, due on February 20, 2001	15,000	-
Transamerica, Commercial - Clean credit on a revolving line, at a prime interest rate plus five points secured by letters of credit from BBVA Bancomer, S.A	22,860	-
	$132,860	$ -

(*) These loans are secured by Grupo Internacional Gomo, S.A. de C.V. (a subsidiary).

NOTE 7 - FINANCIAL LEASE CREDITORS:

In the present year the Company entered into financial lease agreements for the acquisition of transportation equipment. At year-end, liabilities amount to $1,616 ($3,550 in 1999), analyzed as follows.

	2000	1999
Acquisition cost	$9,417	$9,426
Accrued rents	(7,801)	(5,876)
	1,616	3,550
Short-term portion	1,051	2,367
Long-term portion	$ 565	$1,183

NOTE 8 - LABOR OBLIGATIONS:

a. In conformity with the provisions contained in Bulletin D-3, issued by the Mexican Institute of Public Accountants, as of 1997, the Company has recognized its liability for seniority premiums, as set forth in the provisions contained in this document. The amount of the accumulated liability was determined by an independent actuary under the projected credit unit method, except for the liability corresponding to specialized personnel, which was determined in conformity with what is set forth in the Federal Labor Law in force. The effect of this situation is immaterial.

b. As of December 31, 2000 and 1999, the amount of the projected benefits for seniority premiums determined by independent actuaries is summarized as shown below:

	2000	1999
Obligations for current benefits	$ 223	$122
Additional amount for projected benefits	17	10
Obligations for projected benefits	240	132
Obligations for specialized personnel	-	94
	240	226
Items to be amortized in a period of 19 years	35	61
Projected net liability	$ 275	$287

c. The effect in profit and loss derived form the application of the provisions of Bulletin D-3 is made up as follows:

	2000	1999
Labor cost for the year	$72	$72
Financial cost	6	10
Amortization of transition liability	4	16
Reserve for specialized personnel	-	(12)
Net annual cost	$82	$86

d. As of the date of the financial statements, the Company has not created a fund to finance its labor obligations for seniority premiums, since it does not consider them to be relevant.

NOTE 9 - CONTINGENT LIABILITIES:

As of the date of the financial statements, the companies of the Group are contingently liable for the following:

a. Possible tax differences that may result in the event of a review performed by the tax authorities.

b. For possibel severance payments to personnel in the event of dismissal under certain circumstances pursuant to the Federal Labor Law.

NOTE 10 - CAPITAL STOCK:

a. The capital stock of the Company is summarized as shown below:

	2000 and 1999
Fixed capital stock- Class I, made up of 102,000,000 ordinary nominative shares, without expression of par value	$205,921
Variable capital stock Class II	-
	205,921
Unpaid capital	(7,531)
	198,390
Complement from restatement	57,111
	$255,501

b. At the General Ordinary and Extraordinary Stockholders' Meetings, held on October 11, 1999, the stockholders resolved to increase the Company's fixed capital stock in the amount of $113,795, through the issue of 20,887,673 ordinary nominative shares, without expression of face value, applicable to Class I. The stockholders further approved a subscription price of $5.00 per share. From these shares, 1,506,233 remained in the Treasury. As of the date of the independent auditors' report these shares have not been paid.

NOTE 11 - REPURCHASE OF SHARES:

Pursuant to Article 14 Bis of the Sec urities Market Law, and the provisions of Circular 11-16 issued by the National Banking and Securities Commission, at the General Extraordinary Stockholders' Meeting, held on August 24, 1998, the stockholders resolved to set up a reserve in the amount of $65,758 (with a par value of $50,000) for the repurchase of own shares. This amount was charged to retained earnings. At December 31, 2000, the Company's management had acquired 8,840,008 of its shares on the Securities Market, with a total value of $ 43,569 (with a par value of $41,919). Pursuant to legislation in effect, The Company could either decide to replace its shares on the stock market or amortize them with prior authorization from a stockholders' meeting.

NOTE 12 - RESTRICTIONS ON EARNINGS:

a. The dividends distributed in stock or in cash, provided that they are reinvested within the following thirty days, will not be taxed until the moment they are reimbursed for a capital reduction or the liquidation of the Company.

b. Tax regime of dividends that are paid in 1999:

- Companies that pay dividends to legal persons resident in Mexico will be tax-free if they come from the net tax income account (CUFIN). When dividends are paid out of the reinvested net taxable income account (CUFINER), the tax rate will be 5%. Dividends paid in excess of the balance of the CUFIN or the CUFINER are subject to an income tax withholding of 35% of the result of multiplying the dividend paid by the factor of 1.5385; the corresponding tax will be payable by the Company.

- In addition to the above, dividends paid to natural persons or residents abroad are subject to a withholding, charged to the stockholders, of 5% of the result of multiplying those dividends by the factor of 1.5385 if they come from the CUFINNER and 1.515 if they are paid to natural persons resident in Mexico and come from the CUFIN.

- When the dividend payment is made to residents in countries with which treaties to avoid double taxation have been entered into, the withholding shall be made in accordance with the terms of the corresponding treaty.

c. The income for the fiscal year is subject to approval by the stockholders at the next General Ordinary Stockholders' Meeting.

NOTE 13 - INCOME TAX:

a. The companies of the Group determined the base for calculating this tax in accordance with the provisions of the Income Tax Law in effect. This situation resulted in taxable income as shown below:

	2000	1999
Grupo Internacional Gomo, S. A. de C. V.	$63,072	$47,656
Promotores de Electrónica y Planeación Empresarial, S. A. de C. V.	1,905	3,500
Grupo Comercial Gomo, S. A. de C. V.	-	-
Chopin, S.A. de C.V.	-	-
Servicios Integrales de M×sica, S.A. de C.V.	-	-
Telecomunicaciones Gomo, S.A. de C. V.	-	-

b. In accordance with the Income Tax Law, the tax losses can be deducted from the Tax Income obtained in the following ten years starting with that in which the loss was incurred. Furthermore, these losses have to be restated in accordance with a procedure set forth in that legislation without exceeding the terms established.

During the year the Company carried forward prior year tax losses for $13,845 ($28,251 in 1999), which generated a benefit for this item of $ 4,846 ($9,888 in 1999), which is shown in the statement of income as an extraordinary item.

As of December 31, 1999, the Companies of the Group have the following tax loss carryforwards to be offset:

Year	Original Amount	Restated amount	Amortization	Amount to be offset for the december 31 year 2000	Expiration year
1996	$ 5,225	$ 8,834	$ 7,789	$ 1,045	2006
1997	122	179	-	179	2007
1998	36,594	21,414	6,056	15,358	2008
2000	2,650	2,650	-	2,650	2010
	$44,591	$33,077	$13,845	$19,232	

c. In accordance with what is established in the Income Tax Law, starting in 1999, the rate increased by 35%; moreover, a mechanism to defer the payment of this tax was implemented, provided that profits are reinvested. Therefore, a rate of 30% (32% in 1999) shall be applied to the reinvested taxable income for the year. The remaining 5% (3% in 1999) will be incurred when profits are paid as dividends.

NOTE 14 - ASSETS TAX:

In conformity with the tax provisions in effect, the tax incurred in the fiscal year amounted to $ 6,151 ($ 10,455 in 1999), of which $ 2,747 ($ 5,916 in 1999) was charged to income for the year and $ 3,404 ($ 4,539 in 1999) was credited against income tax incurred.

NOTE 15 - FOREIGN CURRENCY POSITION:

a. As of December 31, 2000 and 1999, substantially all assets and liabilities denominated in foreign currency were represented by U.S. dollars and translated at the rate of exchange of $9.5997 per U.S. dollar, published by the Bank of Mexico ($9.4986 per U.S. dollar in 1999). The foreign currency position at fiscal year-end is the following:

	Thousands of US dollars	
	2000	1999
Assets	$ 4,399	$ 682
Liabilities:	27,425	24,053
Excess of liabilities over assets (short position)	23,026	23,371
Equivalence in Mexican pesos	$221,043	$241,882

b. As of the date of the financial statements the holding Company and its subsidiaries do not have hedging instruments against exchange risks.

c. The amount of merchandise imported in fiscal 2000 totaled $ 89,883 thousands of US. $79,400 in 1999).

NOTE 16 - EARNING PER SHARE:

Considering that the weighted average of shares issued amounted to 102,000,000 (84,593,606 in 1999), the Company obtained an earning per share of $0.000598 ($0.000577 in 1999).

Victor Manuel Escamilla Marván, C.P.
Management and Finance Director

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** Quarter: **4** Year: **2000**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2000 AND 1999

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

02 APR 15 AM 10: 01

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**1,022,811**	**100**	**854,153**	**100**
2	**CURRENT ASSETS**	**951,918**	**93**	**800,690**	**94**
3	CASH AND SHORT-TERM INVESTMENTS	74,381	7	54,327	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	319,557	31	327,888	38
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	16,865	2	22,942	3
6	INVENTORIES	507,049	50	366,729	43
7	OTHER CURRENT ASSETS	34,066	3	28,804	3
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**55,877**	**5**	**37,804**	**4**
13	PROPERTY	37,799	4	22,175	3
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	34,575	3	29,069	3
16	ACCUMULATED DEPRECIATION	16,497	2	13,440	2
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**13,041**	**1**	**11,316**	**1**
19	**OTHER ASSETS**	**1,975**	**0**	**4,343**	**1**
20	**TOTAL LIABILITIES**	**503,455**	**100**	**282,478**	**100**
21	**CURRENT LIABILITIES**	**428,400**	**85**	**281,296**	**100**
22	SUPPLIERS	242,979	48	248,587	88
23	BANK LOANS	133,911	27	2,367	1
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	19,372	4	13,227	5
26	OTHER CURRENT LIABILITIES	32,138	6	17,115	6
27	**LONG-TERM LIABILITIES**	**565**	**0**	**1,182**	**0**
28	BANK LOANS	565	0	1,182	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**74,490**	**15**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUIT\`**	**519,356**	**100**	**571,675**	**100**
34	**MINORITY INTEREST**	**14,845**	**3**	**14,502**	**3**
35	**MAJORITY INTEREST**	**504,511**	**97**	**557,173**	**97**
36	**CONTRIBUTED CAPITAL**	**308,056**	**59**	**308,060**	**54**
37	PAID-IN CAPITAL STOCK (NOMINAL)	198,390	38	198,390	35
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	57,111	11	57,113	10
39	PREMIUM ON SALES OF SHARES	52,555	10	52,557	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**196,455**	**38**	**249,113**	**44**
42	RETAINED EARNINGS AND CAPITAL RESERVE	235,004	45	186,188	33
43	REPURCHASE FUND OF SHARES	22,189	4	65,760	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(121,760)	(23)	(51,651)	(9)
45	NET INCOME FOR THE YEAR	61,022	12	48,816	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2000**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**74,381**	**100**	**54,327**	**100**
46	CASH	74,381	100	54,327	100
47	SHORT-TERM INVESTMENTS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**13,041**	**100**	**11,316**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	6,141	47	4,207	37
49	GOODWILL	6,900	53	7,109	63
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**428,400**	**100**	**281,296**	**100**
52	FOREING CURRENCY LIABILITIES	261,014	61	248,587	88
53	MEXICAN PESOS LIABILITIES	167,386	39	32,709	12
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**32,138**	**100**	**17,115**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	32,138	100	17,115	100
27	**LONG-TERM LIABILITIES**	**565**	**100**	**1,182**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	565	100	1,182	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**74,490**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	74,490	100	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(121,760)**	**100**	**(51,651)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	14,742	12	9,591	19
71	INCOME FROM NON-MONETARY POSITION ASSETS	(136,502)	(112)	(61,242)	(119)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2000**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	523,518	519,394
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	10	13
75	EMPLOYERS (*)	279	299
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	100,493,767	100,493,767
78	REPURCHASED SHARES (*)	8,840,008	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2000**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,292,707**	**100**	**1,234,653**	**100**
2	COST OF SALES	998,931	77	944,174	76
3	**GROSS INCOME**	**293,776**	**23**	**290,479**	**24**
4	OPERATING	157,153	12	158,440	13
5	**OPERATING INCOME**	**136,623**	**11**	**132,039**	**11**
6	TOTAL FINANCING COST	40,644	3	55,565	5
7	**INCOME AFTER FINANCING COST**	**95,979**	**7**	**76,474**	**6**
8	OTHER FINANCIAL OPERATIONS	(10,547)	(1)	(1,525)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**106,526**	**8**	**77,999**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	44,268	3	26,731	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**62,258**	**5**	**51,268**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**62,258**	**5**	**51,268**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**62,258**	**5**	**51,268**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**62,258**	**5**	**51,268**	**4**
19	NET INCOME OF MINORITY INTEREST	1,236		2,452	0
20	**NET INCOME OF MAJORITY INTEREST**	**61,022**	**5**	**48,816**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**1,292,707**	**100**	**1,234,653**	**100**
21	DOMESTIC	1,292,707	100	1,234,653	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**40,644**	**100**	**55,565**	**100**
24	INTEREST PAID	29,788	73	41,587	75
25	EXCHANGE LOSSES	29,513	73	36,864	66
26	INTEREST EARNED	5,561	14	1,477	3
27	EXCHANGE PROFITS	27,838	68	31,000	56
28	GAIN DUE TO MONETARY POSITION	14,742	36	9,591	17
8	**OTHER FINANCIAL OPERATIONS**	**(10,547)**	**100**	**(1,525)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(10,547)	(100)	(1,525)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**44,268**	**100**	**26,731**	**100**
32	INCOME TAX	26,826	61	26,359	99
33	DEFERED INCOME TAX	17,142	39	0	0
34	WORKERS' PROFIT SHARING	300	1	372	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2000**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,497,399	1,365,871
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,292,707	1,234,653
39	OPERATION INCOME (**)	136,623	132,039
40	NET INCOME OF MAYORITY INTEREST(**)	61,022	48,816
41	NET CONSOLIDATED INCOME (**)	62,258	51,268

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2000**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**62,258**	**51,268**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	10,075	(27,168)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**72,333**	**24,100**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(117,299)	(6,370)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(44,966)**	**17,730**
6	CASH FLOW FROM EXTERNAL FINANCING	132,860	(81,640)
7	CASH FLOW FROM INTERNAL FINANCING	(43,569)	105,590
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**89,291**	**23,950**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(24,271)**	**(3,144)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	20,054	38,536
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	54,327	15,791
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	74,381	54,327

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**10,075**	**(27,168)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	6,848	6,152
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	82	85
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(12,761)	(30,954)
17	+ (-) OTHER ITEMS	15,906	(2,451)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(117,299)**	**(6,370)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	15,818	(92,525)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(140,319)	4,214
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(6,772)	(1,976)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(5,610)	75,188
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	19,584	8,729
6	**CASH FLOW FROM EXTERNAL FINANCING**	**132,860**	**(81,640)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	132,860	(81,640)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(43,569)**	**105,590**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(43,569)	105,590
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(24,271)**	**(3,144)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(24,615)	(962)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	344	(2,182)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

RATIOS
CONSOLIDATED

JUDGED INFORMATION

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	4.82 %	4.15 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	12.10 %	8.76 %
3	NET INCOME TO TOTAL ASSETS (**)	6.09 %	6.00 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(23.68) %	(18.71) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.26 times	1.45 times
7	NET SALES TO FIXED ASSETS (**)	23.13 times	32.66 times
8	INVENTORIES ROTATION (**)	1.97 times	2.57 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	77 days	83 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	22.15 %	1,171.79 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	49.22 %	33.07 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.97 times	0.49 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	51.84 %	88.00 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	1.01 %	3.13 %
15	OPERATING INCOME TO INTEREST PAID	4.59 times	3.18 times
16	NET SALES TO TOTAL LIABILITIES (**)	2.57 times	4.37 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.22 times	2.85 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.04 times	1.54 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.89 times	2.83 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	17.36 %	19.31 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	5.60 %	1.95 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(9.07) %	(0.52) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(1.51) times	0.43 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	148.79 %	(340.88) %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(48.79) %	440.88 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	101.42 %	30.60

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2000**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.58		$ 0.53	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.58		$ 0.53	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.58		$ 0.53	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 5.02		$ 5.54	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.00	times	0.00	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00	times	0.00	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

GRUPO COMERCIAL GOMO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2000 AND 1999

In thousands of Mexican pesos of purchasing power of December 31, 2000

NOTE 1 – ESTABLISHMENT AND CORPORATE PURPOSE:

The corporate purpose of the Company, which was established on June 30, 1992, is marketing, distribution, purchase-sale and brokerage services and import-export of all types of electronic apparatus, household appliances and equipment; as well as entering into all the proceedings and contracts necessary to carry out said corporate purpose, including partnership contracts and subscription and purchase of shares or partners' interests in Mexican or foreign companies.

The holding company petitioned registration in the Mexican Securities Exchange, which it was granted on September 12, 1997, in order to support the growth and expansion of its operations.

NOTE 2 – ACCOUNTING POLICIES:

The significant accounting policies used by the Company in preparing its consolidated financial statements, which are in accordance with generally-accepted accounting policies, are summarized as follows:

a. Basis of consolidation- Consolidated financial statements are prepared starting in 1996. They include the amounts of Grupo Comercial Gomo, S. A. de C. V. (holding company) and those of all the subsidiaries in which it exercises control. All significant intercompany balances and transactions have been eliminated in consolidation.

The subsidiary Grupo Internacional Gomo, S. A. de C. V. is engaged in marketing, distribution and purchase-sale of all types of electronic apparatus, household appliances and equipment.

The subsidiary Promotores de Electrónica y Planeación Empresarial, S. A. de C. V. is engaged in provision of commercial consulting services, drafting of market studies, commercial promotions, legal and accounting services to third parties and business supervision and management.

The subsidiary WG de México, S. A. de C. V. is engaged in marketing, purchase-sale, and brokerage services and import-export of all types of electrical and electronic apparatus and household appliances.

The subsidiary Chopin, S.A. de C. V. is engaged in commerce and industry in general, particularly the manufacture of musical instruments and accessories, including, but not limited to, manufacture, industrialization, purchase-sale, import, export and distribution of materials and products of all types.

The subsidiary Telecomunicaciones Gomo, S. A. de C. V. is engaged in purchase-sale, import-export, distribution, installation, lease and in general, all types of negotiations and contracts related to radio communication telephone apparatus, either mobile, fixed or portable, telex, telefax, antennas, satellite dishes and radio telephone and cellular telephone apparatus and those of any other type pertaining to communication signal carriers.

The subsidiary Servicios Integrales de Música, S. A. de C. V. is engaged in manufacture for third parties, assembly and maintenance of musical instruments and their accessories, as well as manufacture, industrialization, purchase-sale, import-export and distribution of materials and products of all types, on its own account or on account of others, in the Mexican Republic or abroad.

b. Recognition of the effects of inflation in financial information- The accompanying consolidated financial statements were prepared according to the provisions of the Third and Fifth Documents of Amendments to Bulletin B-10, prepared by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos). Thus they are stated in thousands of Mexican pesos of purchasing power of December 31, 2000.

The restatement process adopted by the Company is a combination of the specific cost method and that of adjustments due to changes in general price levels, using the following specific restatement bases:

I) Inventories and cost of sales- Inventories were restated at replacement cost, which approximates market value. Cost of sales was restated to Mexican pesos of purchasing power at year-end, due to the inventory turnover level.

II) Property, plant and equipment and its related depreciation- Pursuant to the Fifth Document of Amendments to Bulletin B-10, starting in 1997, property, plant and equipment is recorded at acquisition cost and restated by applying factors arising from the National Consumer Price Index (NCPI), published by the Central Bank (Banco de México).

III) Other assets- They are also restated by applying factors arising from the NCPI.

IV) Stockholders' equity accounts- They are restated by applying factors arising from the NCPI.

The prior restatement is distributed among the various captions that comprise it; consequently, it represents the sum of its nominal value, plus restatement.

V) Insufficiency in restated stockholders' equity- The balance of this account represents the extent to which the Company has been unable to maintain the purchasing power of contributions of its stockholders and its retained earnings or deficit. It is measured by exclusion, after identifying restatement of stockholders' contributions and monetary position result.

VI) In the case of the statement of income, the amounts for each month are restated to Mexican pesos at year-end.

VII) Monetary position result- It represents the effect of inflation on monetary assets and liabilities. Holding these assets generates a loss, whereas holding liabilities generates a gain..

c. Cash equivalents – Cash equivalents are stated at their acquisition cost, which approximates market value. The yields generated by these investments are recognized in results as accrued.

d. Amortization of the difference between the purchase price and book value of the shares acquired- In conformity with the provisions of Bulletin B-8, issued by the Mexican Institute of Public Accountants, amortization of the difference between the purchase price and book value of the shares acquired in subsidiaries is carried out over a period not exceeding five years, starting on the acquisition date. A total of $1,172 was amortized during the year ($1,172 in 1999).

e. Seniority premium payments- There is a liability reserve to cover the seniority premiums to which employees are entitled; and the increases are charged to results for the year in which they are incurred. The increases to this reserve are calculated based on studies conducted by independent experts, although no fund had been established for this purpose. The liability established for this item is recorded according to the provisions of Bulletin D-3 "Labor Obligations", issued by the Mexican Institute of Public Accountants. The charge to results for the year totaled $82 ($86 in 1999).

f. Severance payments- The payments made are charged to results. No payments were made for this item in the year 2000 and in 1999.

g. Foreign currency- Foreign currency transactions are recorded at the exchange rate applicable at the transaction date. Assets and liabilities denominated in foreign currency are valued in Mexican pesos at the exchange in effect at the date of the financial statements.

h. Deferred taxes- Starting on January 1, 2000, the Companies adopted the guidelines of Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employee Statutory Profit-sharing". This

Bulletin provides for significant changes in accounting treatment of income tax, by eliminating the prior method, known as the partial liability method; and replacing it with the comprehensive asset and liability method. Under this method, a deferred tax is recognized, in principle, for all the temporary differences between the accounting and tax differences of assets and liabilities. The cumulative effect at December 31, 2000 is comprised as follows:

	December 31, 2000	January 1, 2000
Temporary differences:		
Inventories	$235,039	$196,520
Fixed assets, net	11,822	12,546
Other assets	3,306	341
Liabilities	(1,305)	(221)
	248,862	209,186
Tax loss carryforwards	17,552	19,565
Temporary differences, net	231,310	189,621
Tax rate	35%	35%
Deferred tax	80,958	66,367
Unused tax credits	(6,468)	(6,961)
Balance at December 31, 2000 (liability)	$ 74,490	$ 59,406

NOTE 3 – LABOR OBLIGATIONS:

a. In conformity with the provisions of Bulletin D-3, issued by the Mexican Institute of Public Accountants, starting in 1997, the Company has recognized a liability for seniority premiums, pursuant to said Bulletin. The amount of the accrued liability was calculated by independent actuary through the projected unit credit method; with the exception of that represented by expert personnel, which was calculated pursuant to the Federal Labor Law in effect. The effect is immaterial.

b. At December 31, 2000 and 1999, the amount of the projected benefits for seniority premiums, calculated by independent experts, is comprised as follows:

	2000	1999
Accumulated benefit obligation	$ 223	$ 122
Additional amount for projected benefits	17	10
Projected benefit obligation	240	132
Obligation for expert personnel	-	94
	240	226
Items amortizable over a period of 19 years	35	61
Net projected liability	$ 275	$ 287

c. The effect on results originated by enforcement of the provisions of Bulletin D-3 is analyzed as follows:

	2000	1999
Labor cost for the year	$ 72	$ 72
Financial expense	6	10
Amortization of the		

transition liability		4		16
Reserve for expert personnel		-		(12)
Net annual cost	$	82	$	86

d. At the date of the consolidated financial statements, the Company has not established a fund to finance its labor obligations for seniority premiums because the amount is considered to be immaterial.

NOTE 4 -CONTINGENCY:

At the date of the consolidated financial statements, the companies of the Group have the following contingency liabilities:
a. For possible tax differences that might arise in the event of a review by tax authorities;
b. For possible payments that might have to be made to employees for severance payments in the event of dismissal under certain circumstances, in conformity with the Federal Labor Law currently in effect.

NOTE 5 – COMMON STOCK:

a. The common stock of the Company is comprised as follows:

		2000 and 1999		
Fixed common stock- Class "I", made up of 102,000,000 common, nominative shares, without par value			$	205,921
Variable common stock- Class "II"		-		
		205,921		
Common stock, not paid		(7,531)		
		198,390		
Supplement for restatement		57,111		
	$	255,501		

b. At the Regular and Special Stockholders' Meetings held on October 11, 1999, it was decided to increase the Company's fixed common stock portion by $113,795, through issue of 20,887,673 ordinary class I shares, without par value. Further, it was agreed that the subscription price would be Mex. Ps. $5 per share. Of this total, 1,506,233 shares would remain as shares in the Treasury. At the date of the independent auditors' report, these shares have not been paid.

NOTE 6 – REPURCHASE OF SHARES

Pursuant to Article 14 Bis of the Securities Market Law, and in conformity with the provisions of Circular 11-16, issued by the National Banking and Securities Commission, at the Stockholders' Meeting held on August 24, 1998, it was decided to set up a fund for repurchase of the Company's own shares for an amount of $65,758 (with a face value of $50,000), charged to retained earnings. At December 31, 2000, the Company's Management had purchased 8,840,008 of its shares on the stock market, with a total value of $43,569 (with a face value of $41,919). In conformity with provisions currently in effect, the Company has the option of either replacing its shares on the market through the securities market or amortizing them, subject to authorization from the Stockholders' Meeting.

NOTE 7 – RESTRICTIONS ON EARNINGS:

a. Dividends distributed, in shares or in cash, provided that they are reinvested within the following thirty days, will not be taxed until such time as they are reimbursed for capital decrease or the Company is dissolved.

b. Starting in 1999, tax treatment of dividends is as follows:

- Dividends paid to corporations resident in Mexico will be tax exempt if they originate from the net tax income account (CUFIN); or they will pay 5% if they originate from the reinvested tax income account (CUFIR). Dividends paid in excess of the CUFIN or CUFIR balance are subject to income tax at a rate of 35% on the result of multiplying the dividend paid by a factor of 1.5385. The tax will be payable by the company.

- In addition to the above, dividends paid to individuals or corporations resident abroad are subject to tax withholding by the stockholder of 5% on the result of multiplying the dividend by a factor of 1.5385 if they originate from the CUFIR account; and 1.515 if the dividends are paid to individuals resident in Mexico and the dividends originate from the CUFIN.

- When dividends are paid to residents in countries with which Mexico has a tax treaty, tax is withheld according to the terms of the respective treaty.

c. Consolidated income for the year is subject to approval by the next Stockholders' Meetings.

NOTE 8 – INCOME TAX:

a. The Companies of the Group determined the base for calculating this tax in conformity with the provisions of the Income Tax Law currently in effect. This situation originated the following tax results:

	2000	1999
Grupo Internacional Gomo, S. A. de C. V.	$ 63,072	$ 47,656
Promotores de Electrónica y Planeación Empresarial, S. A. de C. V.	1,905	3,500
Grupo Comercial Gomo, S. A. de C. V.	-	-
Chopin, S. A. de C. V.	-	-
Servicios Integrales de Música, S. A. de C. V.	-	-
Telecomunicaciones Gomo, S.A. de C.V.	-	-

b. The Income Tax Law currently in effect allows companies to offset the tax losses incurred in one fiscal year against taxable income in the following ten years. Further, these losses must be restated in accordance with a procedure stipulated in said Law, without exceeding the expiration dates provided for therein.

During the year, the Companies of the Group carried forward prior year tax losses for $13,845 ($28,251 in 1999), which generated a benefit for this item of $4,846 ($9,888 in 1999), and is shown in the statement of income as an extraordinary item.

At December 31, 2000, the Companies of the Group have tax loss carryforwards as follows:

Year	Original amount	Restated amount	Tax loss carryforwards at December 31, 2000		Expiration date
1996	$ 5,225	$ 8,834	$ 7,789	$ 1,045	2006
1997	122	179	-	179	2007
1998	36,594	21,414	6,056	15,358	2008
2000	2,650	2,650	-	2,650	2010
	$ 44,591	$ 33,077	$ 13,845	$ 19,232	

c. Pursuant to the Income Tax Law, in 1999, the income tax rate was raised to 35%. Further, a scheme was implemented to defer payment of this tax, provided income was reinvested. Thus the rate of 30% will be applied (32% in 1999) to the reinvested tax income for the year; and the remaining 5% (3% in 199) tax will be payable in the year the dividends are declared.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GRUPO INTERNACIONAL GOMO, S.A. DE C.V.	COMERCIAL	19,800,000	99.00	15,985	199,986
2 PROMOTORES DE ELECTRONICA Y PLANEACION EMPRESARIA	SERVICIOS	49	98.00	49	3,812
3 WG DE MEXICO , S.A. DE C.V.	COMERCIAL	49	98.00	49	(2,287)
4 CHOPIN,S.A. DE C.V.	COMERCIAL	3,338,016	51.04	15,608	13,687
5 TELECOMUNICACIONES GOMO,S.ADE C.V.	COMERCIAL	25	51.00	25	(350)
6 SERVICIOS INTEGRALES DE MUSICA,S.A DE C.V	SERVICIOS	49	98.00	48	56
TOTAL INVESTMENT IN SUBSIDIARIES				**31,764**	**214,904**
ASSOCIATEDS					
1 NO APLICA	0	1	0.00	0	0
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**214,904**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: 4 YEAR: 2000

GRUPO COMERCIAL GOMO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION **CONSOLIDATED**
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	19,521	1,371	18,150	8,736	1,235	25,651
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	12,553	4,226	8,327	6,487	5,162	9,652
OFFICE EQUIPMENT	5,580	1,172	4,408	1,703	526	5,585
COMPUTER EQUIPMENT	3,349	1,260	2,089	1,113	699	2,503
OTHER	1,345	182	1,163	2,445	664	2,944
DEPRECIABLES TOTAL	**42,348**	**8,211**	**34,137**	**20,484**	**8,286**	**46,335**
NOT DEPRECIATION ASSETS						
GROUNDS	6,633	0	6,633	2,909	0	9,542
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**6,633**	**0**	**6,633**	**2,909**	**0**	**9,542**
TOTAL	**48,981**	**8,211**	**40,770**	**23,393**	**8,286**	**55,877**

STOCK EXCHANGE CODEGOMO
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

NOTES

STOCK EXCHANGE CODE: GOMO
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2000

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANORTE	11/10/2000	17.70	40,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	21/12/2000	20.07	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE	21/12/2000	19.10	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INVEX	22/12/2000	20.04	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	17/11/2000	20.67	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
TRANSAMERICA	31/10/2000		0	0	0	0	0	0	0	0	0	22,860	0	0	0	0
ARRENDADORA GBM			665	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA QUADRUM			307	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA BANORTE			0	565	0	0	0	0	0	0	0	0	0	0	0	0
DEBIS COMMERCIAL			79	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			111,051	565	0	0	0	0	0	0	0	22,860	0	0	0	0

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2000**

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
FRIGIDAIRE			0	0	0	0	0	0	0	0	59,849	0	0	0	0	0
TRANSAMERICA COMMERCIAL			0	0	0	0	0	0	0	0	45,180	0	0	0	0	0
UNITED WIRELESS TECH			0	0	0	0	0	0	0	0	27,443	0	0	0	0	0
KENWOOD			0	0	0	0	0	0	0	0	27,346	0	0	0	0	0
NIKKAI ELECTRONIC			0	0	0	0	0	0	0	0	22,612	0	0	0	0	0
TOSHIBA AMERICA			0	0	0	0	0	0	0	0	15,503	0	0	0	0	0
MITSUBISHI DIGITAL			0	0	0	0	0	0	0	0	14,652	0	0	0	0	0
BALDWIN PIANO			0	0	0	0	0	0	0	0	8,602	0	0	0	0	0
IDVD BOX COM			0	0	0	0	0	0	0	0	3,785	0	0	0	0	0
CONITEK INC			0	0	0	0	0	0	0	0	2,084	0	0	0	0	0
STEINWAY			0	0	0	0	0	0	0	0	1,957	0	0	0	0	0
UNIREX CORPORATION			0	0	0	0	0	0	0	0	1,872	0	0	0	0	0
SKAYWORTH			0	0	0	0	0	0	0	0	881	0	0	0	0	0
ELECTRONICS ART SOFTWARE			0	0	0	0	0	0	0	0	745	0	0	0	0	0
THE EUREKA COMPANY			0	0	0	0	0	0	0	0	674	0	0	0	0	0
SONY COMPUTER ENT.			0	0	0	0	0	0	0	0	668	0	0	0	0	0
MYM INTERNACIONAL			0	0	0	0	0	0	0	0	615	0	0	0	0	0
MULTIENTERTEIMENT			0	0	0	0	0	0	0	0	514	0	0	0	0	0
ATLAS INDUSTRIAL			0	0	0	0	0	0	0	0	364	0	0	0	0	0
SENSORY SCIENCE			0	0	0	0	0	0	0	0	324	0	0	0	0	0
DIVERSOS	30/12/1899		4,825	0	0	0	0	0	0	0	2,484	0	0	0	0	0
TOTAL SUPPLIERS			**4,825**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**238,154**	**0**	**0**	**0**	**0**	**0**
OTROS ACREEDORES			32,138	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**32,138**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			148,014	565	0	0	0	0	0	0	238,154	22,860	0	0	0	0

NOTES

LAS OPERACIONES EN MONEDA EXTRANJERA FUERON CONTRATADAS EN DÓLARES Y ESTÁN EXPRESADAS AL TIPO DE CAMBIO DE $9.5997 PESOS POR DÓLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2000**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

JUDGED INFORMATION **CONSOLIDATED**
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	89,833	852,682	0	0	852,682
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**89,833**	**852,682**			**852,682**
NET BALANCE	**(89,833)**	**(852,682)**			**(852,682)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**4,399**	**42,229**	0	0	**42,229**
LIABILITIES POSITION	**27,425**	**263,271**			**263,271**
SHORT TERM LIABILITIES POSITION	27,425	263,271	0	0	263,271
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(23,026)**	**(221,042)**			**(221,042)**

NOTES

LAS OPERACIONES ESTÁN EXPRESADAS AL TIPO DE CAMBIO DE $ 9.5997 PESOS POR DÓLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	504,670	364,299	140,371	0.00	(1,885)
FEBRUARY	535,422	360,407	175,015	0.00	(1,552)
MARCH	447,479	233,037	214,442	0.00	(1,189)
APRIL	465,015	243,361	221,654	0.00	(1,261)
MAY	486,546	268,766	217,780	0.00	(814)
JUNE	444,185	220,724	223,461	0.00	(1,324)
JULY	531,236	337,629	193,607	0.00	(755)
AUGUST	449,246	273,644	175,602	0.00	(965)
SEPTEMBER	424,891	287,982	136,909	0.00	(1,000)
OCTOBER	479,123	315,498	163,625	0.00	(1,127)
NOVEMBER	546,625	422,883	123,742	0.00	(1,058)
DECEMBER	662,360	551,020	111,340	0.00	(1,205)
ACTUALIZATION:	0	0	0	0.00	(607)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(14,742)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

JUDGED INFORMATION

CONSOLIDATED
Previous Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2000**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

JUDGED INFORMATION

Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MEXICO, D.F.	DISTRIBUCION	9,000	95
RENGLON SIN USO		0	0
RENGLON SIN USO		0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA	NO APLICA	NO APLICA	NO APLICA	NO	

NOTES

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VIDEO			253	492,489	10.53	MITSUBISHI TOSHIBA	ELEKTRA LIVERPOOL PALACIO DE HIERRO SEARS PRICE CLUB CLUB AURRERA CIA HNOS VAZQUEZ SALINAS Y ROCHA TIENDAS AURRERA COMERCIAL MEXICANA
AUDIO CASA			140	343,687	10.53	KENWOOD TOSHIBA NAOKI	ELEKTRA LIVERPOLL SEARS CLUB AURRERA PRICE CLUB CIA HNOS VAZQUEZ PALACIO DE HIERRO SALINAS Y ROCHA TIENDAS AURRERA COMERCIAL MEXICANA SINGER MEXICANA
AUDIO AUTOMOVIL			6	7,077	10.53	KENWOOD TOSHIBA AUDIOVOX	TIENDAS AURRERA PALACIO DE HIERRO LIVERPOOL
LINEA BLANCA			79	257,302		WHITE WESTINGHOUS	TIENDAS IMSS HERMANOS VAZQUEZ ELEKTRA
PIANOS Y TECLADOS			1	24,209	50.00	STEINWAY,BOSTON, BALDWIN,WURLITZER	PUBLICO EN GENERAL LIVERPOOL PALACIO DE HIERRO
INSTRUMENTOS MUSICA			17	8,219	40.00	HONNER,CRAFTER, SPRITE	PUBLICO EN GENERAL
MUSICA IMPRESA			7	1,174	50.00	VARIAS	PUBLICO EN GENERAL
PLAY STATION			219	139,447		SONY	PALACIO DE HIERRO, LIVERPOOL,SEARS
OTROS			35	19,103			PUBLICO EN GENERAL
TOTAL				1,292,707			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
0					0	0	0
TOTAL				0			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **1999** 9,941

Number of shares Outstanding at the Date of the NFEA: 100,493,767
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEA: 0
(Units)

STOCK EXCHANGE COI GOMO QUARTER: 4 YEAR: 2000

RAZON SOCIAL: **GRUPO COMERCIAL GOMO, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF:

Number of Shares Outstanding at the Date of the NFEAR:
(Units)

ARE FIGURES FISCALLY AUDITED? ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:
+ DEDUCTED WORKER'S PROFIT SHA
- DETERMINED INCOME TAX:
- NON-DEDUCTABLES

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:
DETERMINATED RFE OF THE FISCAL YEAR
- INCOME TAX (DEFERED ISR):
* FACTOR TO DETERMINE THE NFEAR:
NFER FROM THE PERIOD

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF

Number of shares Outstanding at the Date of the NFEAR
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF:

Number of shares Outstanding at the Date of the NFEAR
(Units)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2000**

JUDGED INFORMATION

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*		0	100,493,767				198,390	
TOTAL			**100,493,767**	**0**	**0**	**0**	**198,390**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
100,493,767
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
*	8,840,008	4.74194	3.70000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2000**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARZO OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. JUAN MANUEL JIMÉNEZ GÓMEZ
DIRECTOR GENERAL

C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DIRECTOR DE ADMINISTRACIÓN Y FINANZAS

MÉXICO, D.F., AT JANUARY 31 OF 2002

CLAVE DE COTIZACION: GOMO FECHA: 1/1/1999 18:40

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO COMERCIAL GOMO, S.A. DE C.V.
DO MICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO ,D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GCG970226EX7
DOMICILIO	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. VICTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO ,D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN
NOMBRE:	LIC JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GOMO FECHA: 1/1/1999 18:40

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO COMERCIAL GOMO, S.A. DE C.V.
DO MICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO ,D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88 AUTOMATICO: X
E-MAIL:

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GCG970226EX7
DOMICILIO BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO ,D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN
NOMBRE: LIC JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: LIC. JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88

CLAVE DE COTIZACION: GOMO FECHA: 1/1/1999 18:40

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	.
NOMBRE:	. VACANTE . .
DOMICILIO:	.
COLONIA:	.
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	.
FAX:	.

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	GERENTE JURÍDICO
NOMBRE:	LIC. CECILIA CAJIGA CASTILLO
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	.
NOMBRE:	LIC FERNANDO GAMBOA BUSTAMANTE
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GOMO FECHA: 1/1/1999 18:40

FAX: 56-16-33-88

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88

CLAVE DE COTIZACION: GOMO FECHA : 01/01/1999 18:40
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE TODAS

CARGO : PRESIDENTE(S)

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : LIC. JUAN MANUEL JIMÉNEZ GÓMEZ

CARGO : VICEPRESIDENTE(S)

VIGENCIA DEL : 12/04/1999 AL : 12/04/2000
NOMBRE : . . . .

CARGO : CONSEJERO(S) PROPIETARIO(S)

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : SR. EMILIO BASSINI

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : LIC. RICARDO HIGINIO CABRERA MURILLO

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : ING. JOSÉ CARRAL CUEVAS

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : LIC. JAVIER CERVANTES SANCHEZ NAVARRO

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : LIC. GUILLERMO DURAND CERCAS

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : SR. GARY RETELNY

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : SR. RICARDO SALMON

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : LIC. EDUARDO ZEA MIR

CARGO : CONSEJERO(S) SUPLENTE(S)

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : C.P. PASCUAL ARANALDE BLANNO

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : LIC. CARLOS LOPEZ LEAL

CARGO : COMISARIO(S) PROPIETARIO(S)

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : C.P. FERNANDO J. MORALES GUTIÉRREZ

CLAVE DE COTIZACION: GOMO FECHA : **01/01/1999** 18:40

GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

CARGO : COMISARIO(S) SUPLENTE(S)

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : C.P. MIGUEL ANGEL GONZALEZ JAIMES

CARGO : SECRETARIO(S) PROPIETARIO(S)

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : LIC. FERNANDO GAMBOA BUSTAMANTE

CARGO : SECRETARIO(S) SUPLENTE(S)

VIGENCIA DEL : 26/04/2000 AL : 26/04/2001
NOMBRE : LIC. CECILIA CAJIGA CASTILLO

DIRECTOR GENERAL'S REPORT ON RESULTS FOR THE 2000 FOURTH QUARTER

(The figures contained in this report refer to the consolidated results of Grupo Comercial Gomo and subsidiaries, stated in thousands of pesos at December 31, 2000)

At the close of the 2000 period, the performance of fourth quarter sales was favourable, with growth of $54,348 (14.01%) over the same period in 1999 (from $387,996 in 1999 to $442,344 in 2000). This growth was reflected in an increase of $54, 054 (4.7%) in sales from the twelve-month period, which went from $1,234,653 in 1999 to $1,292,707 in 2000.

This growth is doubly significant, as it not only represents a concerted effort in the period of greatest activity and competition in the market, but also breaks the lateral tendency of sales throughout the 2000 period.

The gross profit for the fourth quarter grew by $897, it grew $3,297 while in the twelve-month period, which represents an increase of 0.95% and 1.14%, respectively, compared to the same periods in 1999. This growth was reflected in the gross profit margins, which went from 24.23% and 23.53% for the fourth quarter and the year of 1999 respectively to 21.45% and 22.73% for the same periods in 2000.

The main reason for the marginal growth in the gross profit and the drop in margins is due to the high competition in prices throughout the year, which has led to a reduction of margins for the sake of greater product movement.

A 12-month analysis per line in 2000 as compared to 1999 shows growth in the video line of $22,930 (4.8%), $10,917 (4.4%) in the home appliance line and $55,950 (66.9%) in the entertainment line, while there is a -$21,295 (-5.7%) drop in the video line. The high level of growth in the entertainment line is mainly due to the fact that there were only four months of formal distribution operations in 1999.

Operating expenses

At the end of the 2000 period, operating expenses totalled $49,581, which represented an increase of $8,534, equivalent to 20.79% of expenses for the same period in 1999. This growth was influenced mainly by advertising expenses for the promotion of new products, as well as the cost of greater movement of units. At the close of twelve months of operations, there was a drop in annual expenses as compared to 1999 (-0.81%). Cost of sales as a percentage of sales represented 11.21% in the fourth quarter and 12.16% in the twelve months (10.58% and 12.83%) in 1999, respectively.

Integral Cost of Financing (ICF)

Integral Cost of Financing for the fourth quarter is $17,575, which represents a drop of $1,266, equivalent to 6.72%, from the $18,841 reported for the same period in 1999. This decrease is based mainly on a lower financial liability, as a result of which, financial expense dropped by $2,415 (-20.71%) as compared to the same period in 1999. On the other hand, the exchange lost for the period and the result on monetary position were respectively $881 and $268 over the 1999 fourth quarter.

The policy established in 1999 calling for the reduction of financial liabilities resulted in a positive impact on the ICF at the end of the twelve months of the 2000 year. The 1999 ICF, which was $55,566, went down by $14,922 to $40,644 in the same 2000 period, for a reduction of -26.85%.

Other expenses/income

This caption was positive, mainly due to the recovery of taxes and insurance premiums.

Income tax

Income tax for the 2000 period includes the effect of deferred tax amounting to $17,142, as a result of the adoption of new Statement D-4, issued by the Mexican Institute of Public Accountants.

Financial position

Working capital

Working capital increased by $4,118 at the end of the 2000 period over the amount for 1999, while the effect on cash was an increase of $20,054. There was an increase of $140,319 in inventories as a result of adding new lines during the year, mainly the entertainment line, which in 1999 had very little participation in the last four months of the period, and the new line of vacuum cleaners. Additionally, the four new stores opened during the year affect inventories.

Permanent investments

At the end of the 2000 year, we acquired the building housing the head office of the subsidiary Chopin S.A. de C.V., for $12,500. In the same period, we also acquired leased computer equipment worth $600 thousand dollars.

Shares repurchased

During the period, the company reacquired 8,840,008 of its own shares, for a nominal investment of $41,919. The term for replacement begins in April 2001.

Mexico City, April 25, 2001

Director General

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** Quarter: 1 Year: 2001

GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**836,639**	**100**	**762,733**	**100**
2	**CURRENT ASSETS**	**764,357**	**91**	**711,720**	**93**
3	CASH AND SHORT-TERM INVESTMENTS	36,440	4	99,801	13
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	272,755	33	283,944	37
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	22,802	3	21,630	3
6	INVENTORIES	422,039	50	290,848	38
7	OTHER CURRENT ASSETS	10,321	1	15,497	2
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**56,147**	**7**	**37,395**	**5**
13	PROPERTY	38,309	5	22,425	3
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	35,753	4	29,558	4
16	ACCUMULATED DEPRECIATION	17,915	2	14,588	2
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**14,135**	**2**	**11,795**	**2**
19	**OTHER ASSETS**	**2,000**	**0**	**1,823**	**0**
20	**TOTAL LIABILITIES**	**304,221**	**100**	**210,368**	**100**
21	**CURRENT LIABILITIES**	**262,268**	**86**	**184,889**	**88**
22	SUPPLIERS	163,497	54	141,656	67
23	BANK LOANS	39,043	13	3,387	2
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	39,858	13	25,488	12
26	OTHER CURRENT LIABILITIES	19,870	7	14,358	7
27	**LONG-TERM LIABILITIES**	**365**	**0**	**596**	**0**
28	BANK LOANS	365	0	596	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**41,588**	**14**	**24,883**	**12**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQI**	**532,418**	**100**	**552,365**	**100**
34	**MINORITY INTEREST**	**13,981**	**3**	**14,872**	**3**
35	**MAJORITY INTEREST**	**518,437**	**97**	**537,493**	**97**
36	**CONTRIBUTED CAPITAL**	**311,507**	**59**	**311,507**	**56**
37	PAID-IN CAPITAL STOCK (NOMINAL)	198,390	37	198,390	36
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	59,972	11	59,972	11
39	PREMIUM ON SALES OF SHARES	53,145	10	53,145	10
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**206,930**	**39**	**225,986**	**41**
42	RETAINED EARNINGS AND CAPITAL RESERVE	299,355	56	237,636	43
43	REPURCHASE FUND OF SHARES	22,439	4	66,492	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(131,365)	(25)	(93,636)	(17)
45	NET INCOME FOR THE YEAR	16,501	3	15,494	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: 1 YEAR: 2001

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**36,440**	**100**	**99,801**	**100**
46	CASH	36,440	100	99,801	100
47	SHORT-TERM INVESTMENTS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**14,135**	**100**	**11,795**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	6,155	44	4,992	42
49	GOODWILL	7,980	56	6,803	58
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**262,268**	**100**	**184,889**	**100**
52	FOREING CURRENCY LIABILITIES	198,968	76	138,774	75
53	MEXICAN PESOS LIABILITIES	63,300	24	46,115	25
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**19,870**	**100**	**14,358**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	19,870	100	14,358	100
27	**LONG-TERM LIABILITIES**	**365**	**100**	**596**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	365	100	596	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**41,588**	**100**	**24,883**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	41,588	100	24,883	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(131,365)**	**100**	**(93,636)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	653	0	5,986	6
71	INCOME FROM NON-MONETARY POSITION ASSETS	(132,018)	(100)	(99,622)	(106)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	502,089	526,831
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	11	12
75	EMPLOYERS (*)	300	236
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	100,493,767	100,493,767
78	REPURCHASED SHARES (*)	8,840,008	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**316,159**	**100**	**305,215**	**100**
2	COST OF SALES	263,163	83	232,393	76
3	**GROSS INCOME**	**52,996**	**17**	**72,822**	**24**
4	OPERATING	38,715	12	35,523	12
5	**OPERATING INCOME**	**14,281**	**5**	**37,299**	**12**
6	TOTAL FINANCING COST	4,693	1	6,963	2
7	**INCOME AFTER FINANCING COST**	**9,588**	**3**	**30,336**	**10**
8	OTHER FINANCIAL OPERATIONS	(395)	0	(585)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**9,983**	**3**	**30,921**	**10**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(5,451)	(2)	15,146	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**15,434**	**5**	**15,775**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**15,434**	**5**	**15,775**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**15,434**	**5**	**15,775**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**15,434**	**5**	**15,775**	**5**
19	NET INCOME OF MINORITY INTEREST	(1,067)		281	0
20	**NET INCOME OF MAJORITY INTEREST**	**16,501**	**5**	**15,494**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**316,159**	**100**	**305,215**	**100**
21	DOMESTIC	316,159	100	305,215	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**4,693**	**100**	**6,963**	**100**
24	INTEREST PAID	6,880	147	6,569	94
25	EXCHANGE LOSSES	3,956	84	2,544	37
26	INTEREST EARNED	1,082	23	1,810	26
27	EXCHANGE PROFITS	5,714	122	6,326	91
28	GAIN DUE TO MONETARY POSITION	653	14	5,986	86
8	**OTHER FINANCIAL OPERATIONS**	**(395)**	**100**	**(585)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(395)	(100)	(585)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(5,451)**	**100**	**15,146**	**100**
32	INCOME TAX	30,312	556	25,516	168
33	DEFERED INCOME TAX	(35,838)	(657)	(10,451)	(69)
34	WORKERS' PROFIT SHARING	75	1	81	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	357,569	408,164
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,318,187	1,248,277
39	OPERATION INCOME (**)	115,141	128,726
40	NET INCOME OF MAYORITY INTEREST(**)	62,715	38,909
41	NET CONSOLIDATED INCOME (**)	62,617	40,518

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**15,434**	**15,775**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(40,241)	(122,086)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(24,807)**	**(106,311)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	84,908	42,252
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**60,101**	**(64,059)**
6	CASH FLOW FROM EXTERNAL FINANCING	(96,579)	395
7	CASH FLOW FROM INTERNAL FINANCING	0	107,000
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(96,579)**	**107,395**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(2,299)**	**1,532**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(38,777)	44,868
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	75,217	54,933
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	36,440	99,801

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(40,241)**	**(122,086)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,707	1,517
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	(6,326)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(6,939)	(65,709)
17	+ (-) OTHER ITEMS	(35,009)	(51,568)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**84,908**	**42,252**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	50,394	47,614
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	90,709	79,989
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	18,381	15,198
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(82,213)	(109,713)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	7,637	9,164
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(96,579)**	**395**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	994
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	(599)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(96,579)	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**107,000**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS		107,000
31	(-) DIVIDENS PAID		0
32	+ PREMIUM ON SALE OF SHARES		0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(2,299)**	**1,532**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,349)	0
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	1,532
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(950)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	4.88	%	5.17	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	12.10	%	7.24	%
3	NET INCOME TO TOTAL ASSETS (**)	7.48	%	5.31	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(4.23)	%	(37.95)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.58	times	1.64	times
7	NET SALES TO FIXED ASSETS (**)	23.48	times	33.38	times
8	INVENTORIES ROTATION (**)	2.46	times	3.29	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	68	days	73	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.65	%	10.03	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	36.36	%	27.58	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.57	times	0.38	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	65.40	%	65.97	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.65	%	1.59	%
15	OPERATING INCOME TO INTEREST PAID	2.08	times	5.68	times
16	NET SALES TO TOTAL LIABILITIES (**)	4.33	times	5.93	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.91	times	3.85	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.31	times	2.28	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	2.51	times	3.38	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	13.89	%	53.98	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(7.85)	%	(34.83)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	26.86	%	13.84	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	8.74	times	(9.75)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	0.37	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	99.63	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	58.68	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.16		$	0.14	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.00		$	0.00	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	5.16		$	5.35	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.00	times		0.00	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0.00	times		0.00	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

GRUPO COMERCIAL GOMO, S. A. DE C.V.
Y COMPAÑÍAS SUBSIDIARIAS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2001 AND 2000
(IN YEAR-END MEXICAN PESOS OF MARCH 2001)

1.ESTABLISHMENT AND CORPORATE PURPOSE:

A) GRUPO COMERCIAL GOMO, S. A. DE C. V., WAS ESTABLISHED ON JUNE 30, 1992, WITH ITS PRINCIPAL PURPOSE BEING THE MARKETING, DISTRIBUTION, PURCHASE-SALE, AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, HOUSEHOLD APPLIANCES AND EQUIPMENT.

BY DECISION OF A STOCKHOLDERS' MEETING HELD ON FEBRUARY 26, 1997, THE COMPANY CHANGED ITS NAME FROM TELE ELECTRÓNICA JM, S. A. DE C.V. TO GRUPO COMERCIAL GOMO, S. A. DE C. V.

B) THE CORPORATE PURPOSE OF GRUPO INTERNACIONAL GOMO, S.A. DE C.V., WHICH WAS ESTABLISHED ON JANUARY 24, 1989, IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, HOUSEHOLD APPLIANCES AND EQUIPMENT. THE COMPANY IS A SUBSIDIARY OF GRUPO COMERCIAL GOMO, S.A. DE C.V., WHICH HOLDS 99% OF ITS CAPITAL STOCK.

C) PROMOTORES DE ELECTRÓNICA Y PLANEACIÓN EMPRESARIAL S. A. DE C. V. WAS ESTABLISHED ON MAY 21, 1996 AND BEGAN ITS OPERATIONS IN JUNE OF THAT SAME YEAR. ITS CORPORATE PURPOSE IS PROVISION OF COMMERCIAL CONSULTING SERVICES, DRAFTING OF MARKET STUDIES, COMMERCIAL PROMOTIONS, LEGAL AND ACCOUNTING SERVICES TO THIRD PARTIES AND BUSINESS SUPERVISION AND MANAGEMENT.
THE COMPANY IS A SUBSIDIARY OF GRUPO COMERCIAL GOMO, S.A. DE C.V., WHICH HOLDS 98% OF ITS CAPITAL STOCK.

D) CHOPIN, S.A. DE C.V. WAS ESTABLISHED ON MARCH 13, 1996, AND ITS CORPORATE PURPOSE IS MUSICAL INSTRUMENT TRADE AND THE INDUSTRY IN GENERAL. THE COMPANY IS A SUBSIDIARY OF GRUPO COMERCIAL GOMO, S.A. DE C.V., WHICH HOLDS 51.04% OF ITS CAPITAL STOCK.

E) TELECOMUNICACIONES GOMO WAS ESTABLISHED IN APRIL 1998 AND BEGAN ITS OPERATIONS THE FOLLOWING MONTH. ITS CORPORATE PURPOSE IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, CELL PHONES AND THEIR ACCESSORIES, TELEPHONES AND HOUSEHOLD APPLIANCES. THE COMPANY IS A SUBSIDIARY OF GRUPO COMERCIAL GOMO, S.A. DE C.V., WHICH HOLDS 51% OF ITS CAPITAL STOCK.

F) SERVICIOS INTEGRALES DE MÚSICA WAS ESTABLISHED IN APRIL 1998, AND ITS CORPORATE PURPOSE IS MANUFACTURE FOR THIRD PARTIES, ASSEMBLY AND MAINTENANCE OF MUSICAL INSTRUMENTS AND THEIR ACCESSORIES. THE COMPANY IS A SUBSIDIARY OF GRUPO COMERCIAL GOMO, S.A. DE C.V., WHICH HOLDS 98% OF ITS CAPITAL STOCK.

G) THE CORPORATE PURPOSE OF THE SUBSIDIARY WG DE MÉXICO, S.A. DE C.V. IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTICAL APPARATUS AND MAJOR HOUSEHOLD APPLIANCES.

2. CONSOLIDATED FINANCIAL STATEMENTS

THE CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2001 HAVE BEEN PREPARED BASED ON THE INDIVIDUAL FINANCIAL STATEMENTS OF GRUPO COMERCIAL GOMO, S.A. DE C. V., GRUPO INTERNACIONAL GOMO, S.A. DE C.V., PROMOTORES DE ELECTRÓNICA Y PLANEACIÓN EMPRESARIAL, S. A. DE C. V., CHOPIN, S.A. DE C.V., TELECOMUNICACIONES GOMO, S.A. DE C.V., SERVICIOS INTEGRALES DE MÚSICA, S.A. DE C.V. AND WG DE MÉXICO, S.A. DE C.V., FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000. THESE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN CONFORMITY WITH GENERALLY-ACCEPTED ACCOUNTING PRINCIPLES AND THEREFORE, INTERCOMPANY TRANSACTIONS AND INVESTMENTS AMONG THE CONSOLIDATED COMPANIES HAVE BEEN ELIMINATED.

AS OF MARCH 31, 2001 AND 2000, THE STOCKHOLDERS' EQUITY AND FINANCIAL POSITION OF THE SUBSIDIARY COMPANIES ARE AS FOLLOWS:

3. ACCOUNTING POLICIES:

THE SIGNIFICANT ACCOUNTING POLICIES USED IN PREPARING THESE CONSOLIDATED FINANCIAL STATEMENTS, WHICH ARE IN ACCORDANCE WITH GENERALLY-ACCEPTED ACCOUNTING POLICIES, ARE SUMMARIZED AS FOLLOWS:

A) RECOGNITION OF THE EFFECTS OF INFLATION IN FINANCIAL INFORMATION. - THE ACCOMPANYING FINANCIAL STATEMENTS WERE PREPARED ACCORDING TO THE PROVISIONS OF THE THIRD AND FIFTH DOCUMENTS OF AMENDMENTS TO BULLETIN B-10, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS). THUS THEY ARE STATED IN YEAR-END MEXICAN PESOS OF PURCHASING POWER OF MARCH 31, 2001.

THE RESTATEMENT PROCESS ADOPTED BY THE COMPANIES, IN ADHERENCE TO THE FIFTH DOCUMENT OF AMENDMENTS TO BULLETIN B-10, IS BASED ON THE METHOD OF ADJUSTMENTS DUE TO CHANGES IN GENERAL PRICE LEVELS; AND THE FOLLOWING SPECIFIC BASES WERE USED FOR RESTATEMENT:

B) INVENTORIES AND COST OF SALES- INVENTORIES WERE RESTATED AT REPLACEMENT COST, WHICH APPROXIMATES MARKET VALUE. COST OF SALES IS RESTATED TO MEXICAN PESOS OF PURCHASING POWER OF THE DATE OF THE FINANCIAL STATEMENTS, DUE TO TH INVENTORY TURNOVER LEVEL.

C) PROPERTY, FURNITURE AND EQUIPMENT AND ITS RELATED DEPRECIATION. - THE COS OF PROPERTY, PLANT AND EQUIPMENT IS RECORDED AT ACQUISITION COST AND RESTATED BASED ON THE ESTIMATED REPLACEMENT VALUES AND USEFUL LIVES, DETERMINED BY APPRAISALS PERFORMED BY INDEPENDENT EXPERTS AT DECEMBER 31, 1996, BY APPLYING THE AFOREMENTIONED INDEXES. STARTING IN 1997, THEY ARE RESTATED BASED ON THEIR ACQUISITION COST AND APPLYING THESE SAME INDEXES.

D) STOCKHOLDERS' EQUITY. - STOCKHOLDERS' EQUITY IS RESTATED BY APPLYING FACTORS ARISING FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI). THE PRIOR RESTATEMENT IS DISTRIBUTED AMONG THE VARIOUS CAPTIONS THAT COMPRISE IT; CONSEQUENTLY, IT REPRESENTS THE SUM OF ITS NOMINAL VALUE, PLUS RESTATEMENT

E) IN THE CASE OF THE STATEMENT OF INCOME, THE AMOUNTS FOR EACH MONTH ARE RESTATED TO MEXICAN PESOS AT YEAR-END.

F) MONETARY POSITION RESULT. - IT REPRESENTS THE EFFECT OF INFLATION ON MONETARY ASSETS AND LIABILITIES. HOLDING THESE ASSETS PRODUCES A LOSS, WHEREAS HOLDING LIABILITIES PRODUCES A GAIN.

G) INSUFFICIENCY IN RESTATED STOCKHOLDERS' EQUITY. - IT REPRESENTS THE EXTENT TO WHICH THE COMPANY HAS BEEN UNABLE TO MAINTAIN THE PURCHASING POWER OF CONTRIBUTIONS OF ITS STOCKHOLDERS AND ITS RETAINED EARNINGS OR DEFICIT.

H) CASH EQUIVALENTS. - CASH EQUIVALENTS ARE STATED AT THEIR ACQUISITION COST, WHICH APPROXIMATES THEIR MARKET VALUE. THE YIELDS GENERATED BY THESE INVESTMENTS ARE RECOGNIZED IN RESULTS AS ACCRUED.

I) SENIORITY PREMIUM PAYMENTS. - STARTING IN 1995, A RESERVE WAS ESTABLISHED FOR LIABILITIES TO COVER THE SENIORITY PREMIUMS TO WHICH EMPLOYEES ARE ENTITLED; AND THE INCREASES ARE CHARGED TO RESULTS FOR THE YEAR IN, WHICH THEY ARE INCURRED. THIS RESERVE IS CALCULATED BASED ON ESTIMATES MADE UP TO 1996, ALTHOUGH NO FUND WAS ESTABLISHED FOR THIS PURPOSE. STARTING IN 1997, THE RESERVE IS RECORDED BASED ON AN APPRAISAL PERFORMED BY INDEPENDENT EXPERTS, IN CONFORMITY WITH BULLETIN D-3, PUBLISHED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS, A C.).

J) SEVERANCE PAYMENTS. - THE PAYMENTS TO WHICH EMPLOYEES ARE ENTITLED IN THE EVENT OF DISMISSAL UNDER CERTAIN CIRCUMSTANCES ARE CHARGED TO RESULTS FOR THE YEAR INCURRED.

K) FOREIGN CURRENCY. - FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EXCHANGE RATE APPLICABLE AT THE TRANSACTION DATE. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY ARE VALUED IN MEXICAN PESOS AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF THE FINANCIAL STATEMENTS, AND THE RESPECTIVE FLUCTUATIONS ARE RECORDED IN RESULTS.

L) LEASING RIGHTS: THE LEASING RIGHTS ACQUIRED ARE AMORTIZED WITHIN A PERIOD OF 20 YEARS, AT AN ANNUAL RATE OF 5%

M) INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING. - STARTING ON JANUARY 1, 2000, THE COMPANY ADOPTED THE GUIDELINES OF AMENDED BULLETIN D-4 "ACCOUNTING TREATMENT OF INCOME TAX, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT-SHARING". THIS BULLETIN PROVIDES FOR SIGNIFICANT CHANGES IN ACCOUNTING TREATMENT OF INCOME TAX, BY ELIMINATING THE PRIOR METHOD, KNOWN AS THE PARTIAL LIABILITY METHOD; AND REPLACING IT WITH THE COMPREHENSIVE ASSET AND LIABILITY METHOD. UNDER THIS METHOD, A DEFERRED TAX IS RECOGNIZED, IN PRINCIPLE, FOR ALL THE TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING AND TAX DIFFERENCES OF ASSETS AND LIABILITIES.

THE CUMULATIVE EFFECT IS SHOWN AS AN INCREASE IN THE HEADING OF INSUFFICIENCY IN RESTATED STOCKHOLDERS' EQUITY IN THE BALANCE SHEET PRESENTED IN THE SIFIC.

N) GOODWILL. - THE EXCESS OF COST OVER BOOK VALUE OF SHARES IN SUBSIDIARIES IS AMORTIZED OVER A PERIOD OF FIVE YEARS, AT AN ANNUAL RATE OF 20%.

4. COMMON STOCK

A) THE STOCKHOLDERS' MEETING HELD ON NOVEMBER 23, 1998 APPROVED AN INCREASE IN FIXED COMMON STOCK OF MEX. PS. $49,498,000 (FACE VALUE OF MEX. PS. $40,000), THROUGH ISSUE OF 5,354,752 SHARES, WHICH WERE FULLY SUBSCRIBED AND PAID.

B) THE STOCKHOLDERS' MEETING HELD ON OCTOBER 11, 1999 DECIDED TO INCREASE FIXED COMMON STOCK BY MEX. PS. $ 115,076,000 ($104,438,000 AT FACE VALUE), THROUGH ISSUE OF 20'887, 673 SHARES, WITH A VALUE OF MEX. PS. $ 5.00 PER SHARE. AT THE END OF

THE SUBSCRIPTION PERIOD, THERE WERE 1'506, 233 SHARES PENDING SUBSCRIPTION AND PAYMENT (MEX. PS. $7'531, 000 AT FACE VALUE).

C) THE STOCKHOLDERS' MEETING HELD ON AUGUST 24, 1998 APPROVED ESTABLISHMENT OF A RESERVE FOR REPURCHASE OF THEIR OWN SHARES, PURSUANT TO ARTICLE 14BIS OF THE SECURITIES MARKET LAW FOR $ 66,497,000 ($50,000 AT FACE VALUE).

5. RESTRICTIONS ON EARNINGS:

A) DIVIDENDS DISTRIBUTED, IN SHARES OR IN CASH, PROVIDED THAT THEY ARE REINVESTED WITHIN THE FOLLOWING THIRTY DAYS, WILL NOT BE TAXED UNTIL SUCH TIME AS THEY ARE REIMBURSED FOR CAPITAL DECREASE OR THE COMPANY IS DISSOLVED.

B) STARTING IN 1999, TAX TREATMENT OF DIVIDENDS IS AS FOLLOWS:

DIVIDENDS PAID TO CORPORATIONS RESIDENT IN MEXICO WILL BE TAX EXEMPT IF THEY ORIGINATE FROM THE NET TAX INCOME ACCOUNT (CUFIN); AND THEY WILL PAY 5% IF DIVIDENDS ORIGINATE FROM THE REINVESTED TAX INCOME ACCOUNT (CUFIR). DIVIDENDS PAID IN EXCESS OF THE CUFIN OR CUFIR BALANCE WILL BE SUBJECT TO INCOME TAX AT A RATE OF 35% ON THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY A FACTOR OF 1.5385. THE RESPECTIVE TAX WILL BE PAYABLE BY THE COMPANY.

IN ADDITION TO THE ABOVE, DIVIDENDS PAID TO INDIVIDUALS OR CORPORATIONS RESIDENT ABROAD ARE SUBJECT TO WITHHOLDING, PAYABLE BY THE STOCKHOLDER, OF 5% ON THE RESULT OF MULTIPLYING THESE DIVIDENDS BY A FACTOR OF 1.5385 IF THEY ORIGINATE FROM THE CUFIR; AND 1.515 IF THEY ARE PAID TO INDIVIDUALS RESIDENTS IN MEXICO AND THE DIVIDENDS ORIGINATE FROM THE CUFIN.

WHEN DIVIDENDS ARE PAID TO RESIDENTS IN COUNTRIES WITH WHICH MEXICO HAS A TAX TREATY, TAX IS WITHHELD ACCORDING TO THE TERMS OF THE RESPECTIVE TREATY.

C) CONSOLIDATED INCOME FOR THE YEAR IS SUBJECT TO APPROVAL BY THE NEX STOCKHOLDERS' MEETING.

6. GOODWILL.

IN MARCH 1998, THE COMPANY ACQUIRED 51.04% OF THE SHAREHOLDINGS OF CHOPIN, S.A. DE C.V., OWNER OF THE BRAND NAME "SALA CHOPIN". AS A RESULT OF THIS PURCHASE, THE COMPANY CALCULATED AN EXCESS OF COST OVER THE BOOK VALUE OF SHARES AT DECEMBER 31, 1997 FOR MEX. PS. $ 5,835,000 ($ 4,787,000 AT FACE VALUE), WHICH WILL BE AMORTIZED AGAINST INCOME OVER THE NEXT FIVE YEARS.

7. DEFERRED INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING. -

PURSUANT TO THE AMENDMENTS TO BULLETIN D-4, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS, A.C.), STARTING ON JANUARY 1, 2000, THERE IS A CHANGE IN THE METHOD FOR RECOGNITION OF THE DEFERRED EFFECT ORIGINATED BY DEDUCTING OR ACCRUSING CERTAIN ITEMS KNOWN AS TEMPORARY ITEMS, DURING A PERIOD DIFFERENT FROM THAT IN WHICH THEY ARE RECOGNIZED FOR ACCOUNTING PURPOSES.

THE NEW PROVISIONS MAKE IT COMPULSORY TO RECOGNIZE ALL DIFFERENCES, REGARDLESS OF WHETHER THEY ARE RECURRING OR NOT, AS OPPOSED TO PREVIOUS PROVISIONS THAT ALLOW FOR FAILURE TO RECOGNIZE DIFFERENCES THAT MIGHT BE CONSIDERED RECURRING. WITH THE ENTRY INTO FORCE OF THESE NEW PROVISIONS,

COMPANIES ARE OBLIGED TO RECOGNIZE THE CUMULATIVE EFFECT OF THESE TEMPORARY DIFFERENCES THAT EXIST AT DECEMBER 31, 1999.

THE DEFERRED TAX LIABILITY AT MARCH 31, 2001 IS FOR $ 41,558, COMPRISED AS FOLLOWS:

TEMPORARY DIFFERENCES ORIGINATING FROM:

INVENTORIES	147,490
FIXED ASSETS	16,472
INSATLLATION EXPENSES	2,587
OTHER ITEMS, NET	(5,246)
BASE FOR TEMPORARY ITEMS	161,303
LESSS: TAX LOSS CARRYFORWARDS	17,090
SUBTOTAL	144,213
TAX RATE	35%
DEFERRED TAX	50,475
UNAPPROPRIATED TAX CREDIT	8,887
NET DEFERRED TAX LIABILITY	41,588

INCOME TAX SHOWN IN THE STATEMENT OF INCOME IS COMPRISED AS FOLLOWS:

TAX INCURRED	30,387
ADD: NET EFFECT OF THE DEFERRED TAX	(35,000)
LESS: EFFECT ON MPR OF THE INITIAL DEFERRED TAX BALANCE	(838)
TOTAL INCOME TAX	5,451

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GRUPO INTERNACIONAL GOMO, S.A. DE C.V.	COMERCIAL	19,800,000	99.00	15,985	205,242
2 PROMOTORES DE ELECTRONICA Y PLANEACION EMPRESARIA	SERVICIOS	49	98.00	49	3,945
3 WG DE MEXICO , S.A. DE C.V.	COMERCIAL	49	98.00	49	(2,528)
4 CHOPIN,S.A. DE C.V.	COMERCIAL	3,338,016	51.04	15,608	12,735
5 TELECOMUNICACIONES GOMO,S.ADE C.V.	COMERCIAL	25	51.00	25	(358)
6 SERVICIOS INTEGRALES DE MUSICA,S.A DE C.V	SERVICIOS	49	98.00	48	331
TOTAL INVESTMENT IN SUBSIDIARIES				**31,764**	**219,367**
ASSOCIATEDS					
1 NO APLICA	0	1	0.00	0	0
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**219,367**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	19,609	1,456	18,153	9,051	1,370	25,834
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	12,482	4,583	7,899	6,627	5,543	8,983
OFFICE EQUIPMENT	6,493	1,286	5,207	1,790	589	6,408
COMPUTER EQUIPMENT	3,370	1,384	1,986	1,163	799	2,350
OTHER	1,346	206	1,140	2,482	699	2,923
DEPRECIABLES TOTAL	**43,300**	**8,915**	**34,385**	**21,113**	**9,000**	**46,498**
NOT DEPRECIATION ASSETS						
GROUNDS	6,633	0	6,633	3,016	0	9,649
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**6,633**	**0**	**6,633**	**3,016**	**0**	**9,649**
TOTAL	**49,933**	**8,915**	**41,018**	**24,129**	**9,000**	**56,147**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

NOTES

STOCK EXCHANGE CODE: GOMO
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2001

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
TRANSAMERICA			0	0	0	0	0	0	0	0	38,384	0	0	0	0	0
ARRENDADORA GBM			241	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA QUADRUM			222	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA BANORTE			164	365	0	0	0	0	0	0	0	0	0	0	0	0
DEBIS COMERCIAL SERVICE			32	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**659**	**365**	**0**	**0**	**0**	**0**	**0**	**0**	**38,384**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
TRANSAMERICA COMMERCIAL			0	0	0	0	0	0	0	0	45,751	0	0	0	0	0
FRIGIDAIRE			0	0	0	0	0	0	0	0	39,987	0	0	0	0	0
CAVACO SALES			0	0	0	0	0	0	0	0	10,177	0	0	0	0	0
BALDWIN PIANO			0	0	0	0	0	0	0	0	9,818	0	0	0	0	0
IDVD BOX			0	0	0	0	0	0	0	0	9,437	0	0	0	0	0
NIKKAI			0	0	0	0	0	0	0	0	9,020	0	0	0	0	0
KENWOOD			0	0	0	0	0	0	0	0	8,789	0	0	0	0	0
SKYWORTH			0	0	0	0	0	0	0	0	7,084	0	0	0	0	0
MITSUBISHI			0	0	0	0	0	0	0	0	3,350	0	0	0	0	0
SONY COMP. ENTER.			0	0	0	0	0	0	0	0	3,198	0	0	0	0	0
CONITEK			0	0	0	0	0	0	0	0	3,098	0	0	0	0	0
THE EUREKA CO.			0	0	0	0	0	0	0	0	2,280	0	0	0	0	0
MYM INTERNACIONAL			0	0	0	0	0	0	0	0	1,470	0	0	0	0	0
CANYO COMPUTER			0	0	0	0	0	0	0	0	778	0	0	0	0	0
ELECTRONICS ARTS			0	0	0	0	0	0	0	0	739	0	0	0	0	0
ELECTROLUX HOME PROD.			0	0	0	0	0	0	0	0	721	0	0	0	0	0
UNITED WIRLESS			0	0	0	0	0	0	0	0	626	0	0	0	0	0
MULTI ENTER.			0	0	0	0	0	0	0	0	509	0	0	0	0	0
KLIPSCH AUDIO			0	0	0	0	0	0	0	0	473	0	0	0	0	0
SENSORY SCIENCE			0	0	0	0	0	0	0	0	356	0	0	0	0	0
DIVERSOS			2,913	0	0	0	0	0	0	0	2,923	0	0	0	0	0
TOTAL SUPPLIERS			**2,913**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**160,584**	**0**	**0**	**0**	**0**	**0**
OTROS ACREEDORES			19,870	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**19,870**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: GOMO
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			23,442	365	0	0	0	0	0	0	198,968	0	0	0	0	0

NOTES

LAS OPERACIONES EN MONEDA EXTRANJERA FUERON CONTRATADAS EN DÓLARES Y ESTÁN EXPRESADAS AL TIPO DE CAMBIO DE $9.5203 PESOS POR DÓLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2001**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	18,053	174,551	0	0	174,551
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**18,053**	**174,551**			**174,551**
NET BALANCE	**(18,053)**	**(174,551)**			**(174,551)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**2,921**	**27,805**	0	0	**27,805**
LIABILITIES POSITION	**21,151**	**201,365**			**201,365**
SHORT TERM LIABILITIES POSITION	21,151	201,365	0	0	201,365
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(18,230)**	**(173,560)**			**(173,560)**

NOTES

LAS OPERACIONES ESTÁN EXPRESADAS AL TIPO DE CAMBIO DE $9.5203 PESOS POR DÓLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	664,306	614,503	49,803	0.55	(276)
FEBRUARY	605,482	533,806	71,676	0.06	47
MARCH	524,846	458,117	66,729	0.63	(423)
ACTUALIZATION:	0	0	0	0.00	(1)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(653)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **GOMO** QUARTER: **1** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MEXICO, D.F.	DISTRIBUCION	9,000	95
RENGLON SIN USO		0	0
RENGLON SIN USO		0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA	NO APLICA	NO APLICA	NO APLICA	NO	

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VIDEO			87	142,625	10.53	MITSUBISHI TOSHIBA	ELEKTRA LIVERPOOL PALACIO DE HIERRO SEARS PRICE CLUB CLUB AURRERA CIA HNOS VAZQUEZ SALINAS Y ROCHA TIENDAS AURRERA COMERCIAL MEXICANA
AUDIO CASA			39	84,829	10.53	KENWOOD TOSHIBA NAOKI	ELEKTRA LIVERPOLL SEARS CLUB AURRERA PRICE CLUB CIA HNOS VAZQUEZ PALACIO DE HIERRO SALINAS Y ROCHA TIENDAS AURRERA COMERCIAL MEXICANA SINGER MEXICANA
AUDIO AUTOMOVIL			4	1,218	10.53	KENWOOD TOSHIBA AUDIOVOX	TIENDAS AURRERA PALACIO DE HIERRO LIVERPOOL
LINEA BLANCA			24	64,130		WHITE WESTINGHOUS	TIENDAS IMSS HERMANOS VAZQUEZ ELEKTRA
PIANOS Y TECLADOS				7,103	50.00	STEINWAY,BOSTON, BALDWIN,WURLITZER	PUBLICO EN GENERAL LIVERPOOL PALACIO DE HIERRO
INSTRUMENTOS MUSICA			4	785	40.00	HONNER,CRAFTER, SPRITE	PUBLICO EN GENERAL
MUSICA IMPRESA			2	133	50.00	VARIAS	PUBLICO EN GENERAL
PLAY STATION			5	9,936		SONY	PALACIO DE HIERRO, LIVERPOOL,SEARS
OTROS			6	5,400			PUBLICO EN GENERAL
TOTAL				316,159			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
0					0	0	0
TOTAL				0			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 10,051

Number of shares Outstanding at the Date of the NFEA: (Units) — 100,493,767

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEA: (Units) — 0

STOCK EXCHANGE COI GOMO QUARTER: 1 YEAR: 2001
RAZON SOCIAL: **GRUPO COMERCIAL GOMO, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*		0	100,493,767				198,390	
TOTAL			**100,493,767**	**0**	**0**	**0**	**198,390**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
100,493,767
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
*	8,840,008	4.74194	5.20000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARZO** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. JUAN MANUEL JIMÉNEZ GÓMEZ
DIRECTOR GENERAL

C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DIRECTOR DE ADMINISTRACIÓN Y FINANZAS

MÉXICO, D.F., AT JANUARY 31 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GOMO

FECHA: 1/1/1999 14:18

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO COMERCIAL GOMO, S.A. DE C.V.
DO MICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO ,D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88 AUTOMATICO: X
E-MAIL:

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GCG970226EX7
DOMICILIO BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. VICTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO ,D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN
NOMBRE: LIC JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: LIC. JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88

CLAVE DE COTIZACION: GOMO

FECHA: 1/1/1999 14:18

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE: C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACIÓN FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE: C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: .
NOMBRE: . VACANTE . .
DOMICILIO: .
COLONIA: .
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: .
FAX: .

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: GERENTE JURÍDICO
NOMBRE: LIC. CECILIA CAJIGA CASTILLO
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: .
NOMBRE: LIC FERNANDO GAMBOA BUSTAMANTE
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50

CLAVE DE COTIZACION: GOMO FECHA: 1/1/1999 14:18

FAX: 56-16-33-88

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE: C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE: C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE: C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
GRUPO COMERCIAL GOMO, S.A. DE C.V.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Previous Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Previous Printing

DIRECTOR'S REPORT FOR THE FIRST QUARTER OF 2001
(MONETARY FIGURES STATED IN MILLIONS OF PESOS OF MARCH 31, 2001 PURCHASING POWER)

The first quarter of 2001 begin with adjustments to the operating margins below those usually reported. These adjustments do not represent a new trend in the business, but only a necessary restructuring to achieve a more efficient operation. The results mentioned below represent the effort of the company to achieve a more agile structure that will make it possible to increase the business cycle, and therefore, productivity.

Net sales/gross margin

Net sales for the first quarter of 2001 totalled $316.1, while accrued sales for the 12 months at the close of the same quarter amounted to $ 1,318.1. Compared with the same periods in 2000 shows increases of 3.58% and 5.59%, respectively.

The gross margin for the first quarter dropped by 7.1 percentage points, from $23.86 in 2000 to $16.76% in 2001. The gross margin dropped by $19.8 million (27.1%), from $72.8 to $53.0. The accrued gross margin for the 12 months at the end of this quarter shows a reduction of 2.38 percentage points as compared to the same period in 2000. Likewise, the gross margin went down by $15.0, equivalent to 5.14%.

The performance of sales during the first quarter of the period is due to a combination of the drop in sales prices and lower movement of products. While the net sales of the audio and video lines grew 21%, the respective gross profit dropped 18.9%; while the large appliance sales dropped 3%, the respective gross profit dropped 2.2%. This drop is due to the fact that in the first part of the year, items were put on sale at reduced prices in order to make the inventory liquid, which allowed for a reduction of $85.0 (16.8%) in inventory. On the other hand, the entertainment line showed a significant reduction during the same quarter, which is explained, firstly, by the fact that the demand for the last quarter of 1999

was to a great extent satisfied at the beginning of January 2000 because of the shortage of product, while in the last quarter of 2000, sales were higher and there was therefore no demand left to be satisfied in the first quarter of 2001. Secondly, there was low supply and high demand of the new Play Station platform provoke at first high cost and price at the end of 2001, as a result of which demand shrank until the first quarter of 2001.

OPERATING EXPENSES/RESULT

In the first quarter of 2001, operating expenses totalled $38.7 (12.24% in relation to sales), which, when compared to the $35.5 (11.63% of sales) for the same period in 2000, represents an increase of $3.2 (8.98%), for a drop of $23.0 (-61.7%) compared to the same period in 2000. The EBITDA for the 2001 period was $16.0 (5.1% of sales), while in 2000, it was $38.5 (12.61% of sales), for a drop of $22.5 (58.4%).

The drop in operating profit is partly explained by the reduction in gross profit mentioned above, plus the fact that expenses for the quarter rose due to:

A) Higher personnel costs because of the opening of new stores in 2000 (four) and 2001 (one); the increase in technical service personnel to handle the new distributions; and adjustments to personnel salaries.

B) Lease payments on the new stores.

C) Higher maintenance costs, due to the new transportation equipment and the new stores.

D) Depreciation on the acquisition of hardware, transportation equipment and the building housing the Chopin head offices.

E) The increase in warehouse and freight expenses.

In general terms, the increase in expenses is due to the strengthening of the operating infrastructure.

Integral Cost of Financing (ICF)

Integral Cost of Financing was $4.7 at the close of the first quarter of 2001, which represents a $2.3 drop, equivalent to 32.6%. This was mainly due to a drop in the result on monetary position for the period, which went from -$5.9 in 2000 to -$0.6 in 2001, while the exchange gain dropped by $2.0.

Net profit

The $16.5 net profit for the quarter is equivalent to 5.22% of overall income, while in 2000,, the net result for the period was $15.5, which represents an increase of $1.0 (6.5%). This favourable comparison is the effect of recovering deferred tax in the period, stemming mainly from the reduction in inventory levels.

Financial situation

The financial structure continues to be strong, and there is an adequate balance between liquid assets and liabilities and a reasonable level of debt. The was a net increase of $52.6 in current assets from year to year, due to:

A) A $131.2 increase in inventories resulting from the lack of movement in inventories in the fourth quarter of 2000, and, as previously mentioned, inventories were reduced by 16.8% in the quarter.

B) A reduction of $63.4 in available cash as a result of more payments maturing at the end of the quarter.

Permanent investments increased by $21,268 from March 2000 to March 2001, mainly due to the purchase of the building housing the Chopin head office and the acquisition of $600 thousand dollars of hardware previously under straight leasing agreements.

Current liabilities increased by $77.4 as a result of the increase in suppliers and short-term loans.

The year began with high expectations, but also with uncertainty as to the growth of the economy and the effect of a recession in our main trading partner, the US. Our goal continues to be to maintain a strong financial structure and to increase our business cycle, making our inventories more liquid and pushing for prompt recovery of accounts receivable.

Strong competition and the drop in prices, as well as the need to improve inventory rotation puts us in a position where we expect a drop in gross margins, at least over the coming two quarters.

Although the outlook is not the most desirable, we are sure that at the end of the year, we will have a more efficient operation, with an improved financial structure.

Yours very truly,

Chairman of the Board of Directors

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** Quarter: **2** Year: **2001**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**913,860**	**100**	**795,427**	**100**
2	**CURRENT ASSETS**	**837,461**	**92**	**739,143**	**93**
3	CASH AND SHORT-TERM INVESTMENTS	56,027	6	141,212	18
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	296,355	32	207,263	26
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	21,623	2	22,558	3
6	INVENTORIES	444,378	49	356,076	45
7	OTHER CURRENT ASSETS	19,078	2	12,034	2
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**[illegible] 057**	**6**	**37,428**	**5**
13	PROPERTY	594	4	22,644	3
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	507	4	30,143	4
16	ACCUMULATED DEPRECIATION	,044	2	15,359	2
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**,224**	**2**	**16,864**	**2**
19	**OTHER ASSETS**	**,118**	**0**	**1,992**	**0**
20	**TOTAL LIABILITIES**	**,232**	**100**	**269,531**	**100**
21	**CURRENT LIABILITIES**	**6,293**	**81**	**216,192**	**80**
22	SUPPLIERS	8,404	58	115,897	43
23	BANK LOANS	4,173	14	69,908	26
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	9,438	3	11,312	4
26	OTHER CURRENT LIABILITIES	24,278	6	19,075	7
27	**LONG-TERM LIABILITIES**	**485**	**0**	**133**	**0**
28	BANK LOANS	485	0	133	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**70,454**	**19**	**53,206**	**20**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**536,628**	**100**	**525,896**	**100**
34	**MINORITY INTEREST**	**14,818**	**3**	**14,900**	**3**
35	**MAJORITY INTEREST**	**521,810**	**97**	**510,996**	**97**
36	**CONTRIBUTED CAPITAL**	**296,314**	**55**	**314,541**	**60**
37	PAID-IN CAPITAL STOCK (NOMINAL)	180,543	34	198,390	38
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	62,108	12	62,491	12
39	PREMIUM ON SALES OF SHARES	53,663	10	53,660	10
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**225,496**	**42**	**196,455**	**37**
42	RETAINED EARNINGS AND CAPITAL RESERVE	302,269	56	239,951	46
43	REPURCHASE FUND OF SHARES	40,885	8	38,936	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(144,229)	(27)	(113,811)	(22)
45	NET INCOME FOR THE YEAR	26,571	5	31,379	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **2** YEAR: **2001**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**56,027**	**100**	**141,212**	**100**
46	CASH	56,027	100	141,212	100
47	SHORT-TERM INVESTMENTS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**16,224**	**100**	**16,864**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	6,102	38	10,412	62
49	GOODWILL	10,122	62	6,452	38
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**306,293**	**100**	**216,192**	**100**
52	FOREING CURRENCY LIABILITIES	229,893	75	138,796	64
53	MEXICAN PESOS LIABILITIES	76,400	25	77,396	36
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0		0
56	CURRENT MATURITIES OF BONDS	0	0		0
26	**OTHER CURRENT LIABILITIES**	**24,278**	**100**	**19,075**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	24,278	100	19,075	100
27	**LONG-TERM LIABILITIES**	**485**	**100**	**133**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	485	100	133	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0		0
64	OTHER LOANS WITHOUT COST	0	0		0
31	**DEFERRED LOANS**	**70,454**	**100**	**53,206**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	70,454	100	53,206	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0		0
69	OTHERS LIABILITIES	0	0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(144,229)**	**100**	**(113,811)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	1,739	1	8,685	8
71	INCOME FROM NON-MONETARY POSITION ASSETS	(145,968)	(101)	(122,496)	(108)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **2** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	531,168	522,951
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	12	9
75	EMPLOYERS (*)	314	286
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	91,653,759	100,493,767
78	REPURCHASED SHARES (*)	2,700	5,903,986

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **2** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**668,075**	**100**	**598,014**	**100**
2	COST OF SALES	548,413	82	459,135	77
3	**GROSS INCOME**	**119,662**	**18**	**138,879**	**23**
4	OPERATING	82,506	12	69,935	12
5	**OPERATING INCOME**	**37,156**	**6**	**68,944**	**12**
6	TOTAL FINANCING COST	2,291	0	18,884	3
7	**INCOME AFTER FINANCING COST**	**34,865**	**5**	**50,060**	**8**
8	OTHER FINANCIAL OPERATIONS	(2,235)	0	(1,993)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**37,100**	**6**	**52,053**	**9**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	10,746	2	21,101	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**26,354**	**4**	**30,952**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**26,354**	**4**	**30,952**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**26,354**	**4**	**30,952**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**26,354**	**4**	**30,952**	**5**
19	NET INCOME OF MINORITY INTEREST	(217)		(427)	0
20	**NET INCOME OF MAJORITY INTEREST**	**26,571**	**4**	**31,379**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **2** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**668,075**	**100**	**598,014**	**100**
21	DOMESTIC	668,075	100	598,014	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**2,291**	**100**	**18,884**	**100**
24	INTEREST PAID	11,210	489	14,154	75
25	EXCHANGE LOSSES	6,050	264	9,984	53
26	INTEREST EARNED	778	34	3,556	19
27	EXCHANGE PROFITS	15,930	695	10,383	55
28	GAIN DUE TO MONETARY POSITION	1,739	76	8,685	46
8	**OTHER FINANCIAL OPERATIONS**	**(2,235)**	**100**	**(1,993)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(2,235)	(100)	(1,993)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**10,746**	**100**	**21,101**	**100**
32	INCOME TAX	13,933	130	27,974	133
33	DEFERED INCOME TAX	(3,338)	(31)	(7,032)	(33)
34	WORKERS' PROFIT SHARING	151	1	159	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	753,136	717,834
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,390,031	1,267,150
39	OPERATION INCOME (**)	107,718	141,945
40	NET INCOME OF MAYORITY INTEREST(**)	57,500	57,189
41	NET CONSOLIDATED INCOME (**)	58,972	58,392

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **2** YEAR: **2001**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**26,354**	**30,952**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	502	(1,392)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**26,856**	**29,560**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	66,038	30,506
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**92,894**	**60,066**
6	CASH FLOW FROM EXTERNAL FINANCING	(82,656)	62,725
7	CASH FLOW FROM INTERNAL FINANCING	(22,033)	(28,204)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(104,689)**	**34,521**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(8,128)**	**(7,497)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(19,923)	87,090
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	75,950	54,122
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	56,027	141,212

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**502**	**(1,392)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	4,118	3,102
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(9,880)	(399)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	(3,612)
17	+ (-) OTHER ITEMS	6,264	(483)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**66,038**	**30,506**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	29,945	128,158
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	73,370	20,793
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	11,305	21,772
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(29,702)	(141,239)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(18,880)	1,022
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(82,656)**	**62,725**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	65,745
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(82,656)	(3,020)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(22,033)**	**(28,204)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(22,033)	(28,204)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(8,128)**	**(7,497)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(3,715)	(7,497)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(4,413)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **2** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	3.94 %	5.18 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	11.02 %	11.19 %
3	NET INCOME TO TOTAL ASSETS (**)	6.45 %	7.34 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(6.60) %	(28.06) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.52 times	1.59 times
7	NET SALES TO FIXED ASSETS (**)	23.94 times	33.86 times
8	INVENTORIES ROTATION (**)	2.23 times	4.60 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	69 days	54 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.36 %	49.47 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	41.28 %	33.89 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.70 times	0.51 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	60.94 %	51.50 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.84 %	0.36 %
15	OPERATING INCOME TO INTEREST PAID	3.31 times	4.87 times
16	NET SALES TO TOTAL LIABILITIES (**)	3.68 times	4.70 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.73 times	3.42 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.28 times	1.77 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	2.22 times	2.74 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	18.29 %	65.32 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	4.02 %	4.94 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	9.88 %	5.10 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	8.29 times	4.24 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	78.95 %	181.70 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	21.05 %	(81.70) %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	45.71 %	100.00

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **2** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.29	$ 0.35
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 5.69	$ 5.08
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.00 times	0.00 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00 times	0.00 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

GRUPO COMERCIAL GOMO, S. A. DE C.V.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2001 AND 2000
(IN MEXICAN PESOS OF JUNE 30, 2001)

1.ESTABLISHMENT AND CORPORATE PURPOSE:

A) THE CORPORATE PURPOSE OF THE COMPANY, WHICH WAS ESTABLISHED ON JUNE 30, 1992, IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, HOUSEHOLD APPLIANCES AND EQUIPMENT.

BY DECISION OF A STOCKHOLDERS' MEETING HELD ON FEBRUARY 26, 1997, THE COMPANY CHANGED ITS NAME FROM TELE ELECTRÓNICA JM, S. A. DE C.V. TO GRUPO COMERCIAL GOMO, S. A. DE C. V.

B) THE CORPORATE PURPOSE OF GRUPO INTERNACIONAL GOMO, S.A. DE C.V., WHICH WAS ESTABLISHED ON JANUARY 24, 1989, IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, HOUSEHOLD APPLIANCES AND EQUIPMENT. THE COMPANY IS A SUBSIDIARY OF GRUPO COMERCIAL GOMO, S.A. DE C.V., WITH A SHARE OF 99% IN ITS COMMON STOCK.

C) PROMOTORES DE ELECTRÓNICA Y PLANEACIÓN EMPRESARIAL, S. A. DE C. V. WAS ESTABLISHED ON MAY 21, 1996 AND BEGAN ITS OPERATIONS IN JUNE OF THAT SAME YEAR. ITS CORPORATE PURPOSE IS PROVISION OF COMMERCIAL CONSULTING SERVICES, DRAFTING OF MARKET STUDIES, COMMERCIAL PROMOTIONS, LEGAL AND ACCOUNTING SERVICES TO THIRD PARTIES AND BUSINESS SUPERVISION AND MANAGEMENT. THE COMPANY IS A SUBSIDIARY OF GRUPO COMERCIAL GOMO, S. A. DE C. V., WITH A SHARE OF 98% IN ITS COMMON STOCK.

D) CHOPIN, S.A. DE C.V. WAS ESTABLISHED ON MARCH 13, 1996, AND ITS CORPORATE PURPOSE IS MUSICAL INSTRUMENT TRADE AND THE INDUSTRY IN GENERAL. THE COMPANY IS A SUBSIDIARY OF GRUPO COMERCIAL GOMO, S.A. DE C.V., WITH A SHARE OF 51.04% IN ITS COMMON STOCK.

E) TELECOMUNICACIONES GOMO WAS ESTABLISHED IN APRIL 1998 AND BEGAN ITS OPERATIONS THE FOLLOWING MONTH. ITS CORPORATE PURPOSE IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, CELL PHONES AND THEIR ACCESSORIES, TELEPHONES AND HOUSEHOLD APPLIANCES. THE COMPANY IS A SUBSIDIARY OF GRUPO COMERCIAL GOMO, S.A. DE C.V., WITH A SHARE OF 51% IN ITS COMMON STOCK.

F) SERVICIOS INTEGRALES DE MÚSICA WAS ESTABLISHED IN APRIL 1998, AND ITS CORPORATE PURPOSE IS MANUFACTURE FOR THIRD PARTIES, ASSEMBLY AND MAINTENANCE OF MUSICAL INSTRUMENTS AND THEIR ACCESSORIES. THE COMPANY IS A SUBSIDIARY OF GRUPO COMERCIAL GOMO,S.A. DE C.V., WHICH HOLDS 98% OF ITS COMMON STOCK.

G) THE CORPORATE PURPOSE OF THE SUBSIDIARY WG DE MÉXICO, S.A. DE C.V. IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTICAL APPARATUS AND MAJOR HOUSEHOLD APPLIANCES.

2. CONSOLIDATED FINANCIAL STATEMENTS

THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2001 HAVE BEEN PREPARED BASED ON THE INDIVIDUAL FINANCIAL STATEMENTS OF GRUPO COMERCIAL GOMO,

S.A. DE C. V., GRUPO INTERNACIONAL GOMO, S.A. DE C.V., PROMOTORES DE ELECTRÓNICA Y PLANEACIÓN EMPRESARIAL, S. A. DE C. V., CHOPIN, S.A. DE C.V., TELECOMUNICACIONES GOMO,S.A. DE C.V., SERVICIOS INTEGRALES DE MÚSICA, S.A. DE C.V. AND WG DE MÉXICO, S.A. DE C.V., FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000. THESE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN CONFORMITY WITH GENERALLY-ACCEPTED ACCOUNTING PRINCIPLES AND THEREFORE, INTERCOMPANY TRANSACTIONS AND INVESTMENTS AMONG THE CONSOLIDATED COMPANIES HAVE BEEN ELIMINATED.

3. ACCOUNTING POLICIES:

THE SIGNIFICANT ACCOUNTING POLICIES USED IN PREPARING THESE CONSOLIDATED FINANCIAL STATEMENTS, WHICH ARE IN ACCORDANCE WITH GENERALLY-ACCEPTED ACCOUNTING POLICIES, ARE SUMMARIZED AS FOLLOWS:

A) RECOGNITION OF THE EFFECTS OF INFLATION IN FINANCIAL INFORMATION.- THE ACCOMPANYING FINANCIAL STATEMENTS WERE PREPARED ACCORDING TO THE PROVISIONS OF THE THIRD AND FIFTH DOCUMENTS OF AMENDMENTS TO BULLETIN B-10, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS). THUS THEY ARE STATED IN MEXICAN PESOS OF PURCHASING POWER OF JUNE 30, 2001.

THE RESTATEMENT PROCESS ADOPTED BY THE COMPANIES, IN ADHERENCE TO THE FIFTH DOCUMENT OF AMENDMENTS TO BULLETIN B-10, IS BASED ON THE METHOD OF ADJUSTMENTS DUE TO CHANGES IN GENERAL PRICE LEVELS; AND THE FOLLOWING SPECIFIC BASES WERE USED FOR RESTATEMENT:

B) INVENTORIES AND COST OF SALES- INVENTORIES WERE RESTATED AT REPLACEMENT COST, WHICH APPROXIMATES MARKET VALUE. COST OF SALES IS RESTATED TO MEXICAN PESOS OF PURCHASING POWER OF AT THE DATE OF THE FINANCIAL STATEMENTS, DUE TO THE INVENTORY TURNOVER LEVEL.

C) PROPERTY, PLANT AND EQUIPMENT AND ITS RELATED DEPRECIATION.- PROPERTY, PLANT AND EQUIPMENT IS RECORDED AT ACQUISITION COST AND RESTATED BASED ON THE ESTIMATED REPLACEMENT VALUES AND USEFUL LIVES, DETERMINED BY APPRAISALS PERFORMED BY INDEPENDENT EXPERTS AT DECEMBER 31, 1996, BY APPLYING THE AFOREMENTIONED INDEXES. STARTING IN 1997, THEY ARE RESTATED BASED ON THEIR ACQUISITION COST AND APPLYING THESE SAME INDEXES.

D) STOCKHOLDERS' EQUITY.- STOCKHOLDERS' EQUITY IS RESTATED BY APPLYING FACTORS ARISING FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI). THE PRIOR RESTATEMENT IS DISTRIBUTED AMONG THE VARIOUS CAPTIONS THAT COMPRISE IT; CONSEQUENTLY, IT REPRESENTS THE SUM OF ITS NOMINAL VALUE, PLUS RESTATEMENT.

E) IN THE CASE OF THE STATEMENT OF INCOME, THE AMOUNTS FOR EACH MONTH ARE RESTATED TO MEXICAN PESOS AT YEAR-END.

F) MONETARY POSITION RESULT.- IT REPRESENTS THE EFFECT OF INFLATION ON MONETARY ASSETS AND LIABILITIES. HOLDING THESE ASSETS GENERATES A LOSS, WHEREAS HOLDING LIABILITIES GENERATES A GAIN.

G) INSUFFICIENCY IN RESTATED STOCKHOLDERS' EQUITY.- IT REPRESENTS THE EXTENT TO WHICH THE COMPANY HAS BEEN UNABLE TO MAINTAIN THE PURCHASING POWER OF CONTRIBUTIONS OF ITS STOCKHOLDERS AND ITS RETAINED EARNINGS OR DEFICIT.

H) CASH EQUIVALENTS.- CASH EQUIVALENTS ARE STATED AT THEIR ACQUISITION COST, WHICH APPROXIMATES THEIR MARKET VALUE. THE YIELDS GENERATED BY THESE INVESTMENTS ARE RECOGNIZED IN RESULTS AS ACCRUED.

I) SENIORITY PREMIUM PAYMENTS.- STARTING IN 1995, A RESERVE WAS ESTABLISHED FOR LIABILITIES TO COVER THE SENIORITY PREMIUMS TO WHICH EMPLOYEES ARE ENTITLED; AND THE INCREASES ARE CHARGED TO RESULTS FOR THE YEAR IN WHICH THEY ARE INCURRED. THIS RESERVE IS CALCULATED BASED ON ESTIMATES MADE UP TO 1996, ALTHOUGH NO FUND WAS ESTABLISHED FOR THIS PURPOSE. STARTING IN 1997, THE RESERVE IS RECORDED BASED ON AN APPRAISAL PERFORMED BY INDEPENDENT EXPERTS, IN CONFORMITY WITH BULLETIN D-3, PUBLISHED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS, A C.).

J) SEVERANCE PAYMENTS.- THE PAYMENTS TO WHICH EMPLOYEES ARE ENTITLED IN THE EVENT OF DISMISSAL UNDER CERTAIN CIRCUMSTANCES ARE CHARGED TO RESULTS FOR THE YEAR INCURRED.

K) FOREIGN CURRENCY.- FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EXCHANGE RATE APPLICABLE AT THE TRANSACTION DATE. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY ARE VALUED IN MEXICAN PESOS AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF THE FINANCIAL STATEMENTS, AND THE RESPECTIVE FLUCTUATIONS ARE RECORDED IN RESULTS.

L) LEASING RIGHTS: THE LEASING RIGHTS ACQUIRED ARE AMORTIZED WITHIN A PERIOD OF 20 YEARS, AT AN ANNUAL RATE OF 5%

M) INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING.- STARTING ON JANUARY 1, 2000, THE COMPANY ADOPTED THE GUIDELINES OF AMENDED BULLETIN D-4 "ACCOUNTING TREATMENT OF INCOME TAX, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT-SHARING". THIS BULLETIN PROVIDES FOR SIGNIFICANT CHANGES IN ACCOUNTING TREATMENT OF INCOME TAX, BY ELIMINATING THE PRIOR METHOD, KNOWN AS THE PARTIAL LIABILITY METHOD; AND REPLACING IT WITH THE COMPREHENSIVE ASSET AND LIABILITY METHOD. UNDER THIS METHOD, A DEFERRED TAX IS RECOGNIZED, IN PRINCIPLE, FOR ALL THE TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING AND TAX DIFFERENCES OF ASSETS AND LIABILITIES.

THE INITIAL CUMULATIVE EFFECT IS SHOWN AS AN INCREASE IN THE HEADING OF INSUFFICIENCY IN RESTATED STOCKHOLDERS' EQUITY IN THE BALANCE SHEET PRESENTED IN THE BALANCE SHEET SHOWN IN THE SIFIC.

N) GOODWILL.- THE EXCESS OF COST OVER BOOK VALUE OF SHARES IN SUBSIDIARIES IS AMORTIZED OVER A PERIOD OF FIVE YEARS, AT AN ANNUAL RATE OF 20%.

4. COMMON STOCK

A) THE STOCKHOLDERS' MEETING HELD ON NOVEMBER 23, 1998 APPROVED AN INCREASE IN FIXED COMMON STOCK OF MEX. PS. $49,978,000 (MEX. PS. $40,000,000 AT FACE VALUE), THROUGH ISSUE OF 5,354,752 SHARES, WHICH WERE FULLY SUBSCRIBED AND PAID.

B) THE STOCKHOLDERS' MEETING HELD ON OCTOBER 11, 1999 DECIDED TO INCREASE FIXED COMMON STOCK BY MEX. PS. $ 116,192,000 ($104,438,000 AT FACE VALUE), THROUGH ISSUE OF 20'887,673 SHARES, WITH A VALUE OF MEX. PS. $ 5.00 PER SHARE. AT THE END OF THE SUBSCRIPTION PERIOD, THERE WERE 1'506,233 SHARES PENDING SUBSCRIPTION AND PAYMENT (MEX. PS. $7'531,000 AT FACE VALUE).

C) THE STOCKHOLDERS' MEETING HELD ON AUGUST 24, 1998 APPROVED ESTABLISHMENT OF A RESERVE FOR REPURCHASE OF THEIR OWN SHARES, PURSUANT TO ARTICLE 14BIS OF THE SECURITIES MARKET LAW FOR $ 67,142,000 (FACE VALUE OF $50,000).

5. RESTRICTIONS ON EARNINGS:

A) DIVIDENDS DISTRIBUTED, IN SHARES OR IN CASH, PROVIDED THAT THEY ARE REINVESTED WITHIN THE FOLLOWING THIRTY DAYS, WILL NOT BE TAXED UNTIL SUCH TIME AS THEY ARE REIMBURSED FOR CAPITAL DECREASE OR THE COMPANY IS DISSOLVED.

B) STARTING IN 1999, TAX TREATMENT OF DIVIDENDS IS AS FOLLOWS:

DIVIDENDS PAID TO CORPORATIONS RESIDENT IN MEXICO WILL BE TAX EXEMPT IF THEY ORIGINATE FROM THE NET TAX INCOME ACCOUNT (CUFIN); AND THEY WILL PAY 5% IF DIVIDENDS ORIGINATE FROM THE REINVESTED TAX INCOME ACCOUNT (CUFIR). DIVIDENDS PAID IN EXCESS OF THE CUFIN OR CUFIR BALANCE WILL BE SUBJECT TO INCOME TAX AT A RATE OF 35% ON THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY A FACTOR OF 1.5385. THE RESPECTIVE TAX WILL BE PAYABLE BY THE COMPANY.

IN ADDITION TO THE ABOVE, DIVIDENDS PAID TO INDIVIDUALS OR CORPORATIONS RESIDENT ABROAD ARE SUBJECT TO WITHHOLDING, PAYABLE BY THE STOCKHOLDER, OF 5% ON THE RESULT OF MULTIPLYING THESE DIVIDENDS BY A FACTOR OF 1.5385 IF THEY ORIGINATE FROM THE CUFIR; AND 1.515 IF THEY ARE PAID TO INDIVIDUALS RESIDENTS IN MEXICO AND THE DIVIDENDS ORIGINATE FROM THE CUFIN.

WHEN DIVIDENDS ARE PAID TO RESIDENTS IN COUNTRIES WITH WHICH MEXICO HAS A TAX TREATY, TAX IS WITHHELD ACCORDING TO THE TERMS OF THE RESPECTIVE TREATY.

C) CONSOLIDATED INCOME FOR THE YEAR IS SUBJECT TO APPROVAL BY THE NEXT STOCKHOLDERS' MEETING.

6. GOODWILL.

IN MARCH 1998, THE COMPANY ACQUIRED 51.04% OF THE SHAREHOLDINGS OF CHOPIN, S.A. DE C.V., OWNER OF THE BRAND NAME "SALA CHOPIN". AS A RESULT OF THIS PURCHASE, THE COMPANY CALCULATED AN EXCESS OF COST OVER THE BOOK VALUE OF SHARES AT DECEMBER 31, 1997 FOR MEX. PS. $ 5,892,000 ($ 4,787,000 AT FACE VALUE), WHICH WILL BE AMORTIZED AGAINST INCOME OVER THE NEXT FIVE YEARS.

7. DEFERRED INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING.-

PURSUANT TO THE AMENDMENTS TO BULLETIN D-4, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS, A.C.), STARTING ON JANUARY 1, 2000, THERE IS A CHANGE IN THE METHOD FOR RECOGNITION OF THE DEFERRED EFFECT ORIGINATED BY DEDUCTING OR ACCRUING CERTAIN ITEMS KNOWN AS TEMPORARY ITEMS, DURING A PERIOD DIFFERENT FROM THAT IN WHICH THEY ARE RECOGNIZED FOR ACCOUNTING PURPOSES.

THE NEW PROVISIONS MAKE IT COMPULSORY TO RECOGNIZE ALL DIFFERENCES, REGARDLESS OF WHETHER THEY ARE RECURRING OR NOT, AS OPPOSED TO PREVIOUS PROVISIONS THAT ALLOWED FOR FAILURE TO RECOGNIZE DIFFERENCES THAT MIGHT BE CONSIDERED RECURRING. WITH THE ENTRY INTO FORCE OF THESE NEW PROVISIONS, COMPANIES ARE OBLIGED TO RECOGNIZE THE CUMULATIVE EFFECT OF THESE TEMPORARY DIFFERENCES THAT EXIST AT DECEMBER 31, 1999.

THE DEFERRED TAX LIABILITY AT JUNE 30, 2001 IS FOR $ 70,454, COMPRISED AS FOLLOWS:

TEMPORARY DIFFERENCES ORIGINATING FROM:

INVENTORIES	242,699

FIXED ASSETS	12,445
INSTALLATION EXPENSES	1,143
OTHER ITEMS, NET	(5,593)
BASE FOR TEMPORARY ITEMS	250,693
LESS: TAX LOSS CARRYFORWARDS	23,757
SUB-TOTAL	226,936
TAX RATE	35%
DEFERRED TAX	79,428
UNAPPROPRIATED TAX CREDITS	8,974
NET DEFERRED TAX LIABILITY	70,454

INCOME TAX SHOWN IN THE STATEMENT OF INCOME IS COMPRISED AS FOLLOWS:

TAX INCURRED	14,084
ADD: NET EFFECT OF THE DEFERRED TAX,	(2,116)
LESS: EFFECT ON MPR DEL OF THE INITIAL DEFERRED TAX BALANCE	(1,222)
TOTAL INCOME TAX	10,746

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GRUPO INTERNACIONAL GOMO, S.A. DE C.V.	COMERCIAL	19,800,000	99.00	15,985	210,527
2 PROMOTORES DE ELECTRONICA Y PLANEACION EMPRESARIA	SERVICIOS	49	98.00	49	3,837
3 WG DE MEXICO , S.A. DE C.V.	COMERCIAL	49	98.00	49	(2,754)
4 CHOPIN,S.A. DE C.V.	COMERCIAL	3,338,016	51.04	15,608	13,553
5 TELECOMUNICACIONES GOMO,S.ADE C.V.	COMERCIAL	25	51.00	25	(365)
6 SERVICIOS INTEGRALES DE MUSICA,S.A DE C.V	SERVICIOS	49	98.00	48	583
TOTAL INVESTMENT IN SUBSIDIARIES				**31,764**	**225,381**
ASSOCIATEDS					
1 NO APLICA	0	1	0.00	0	0
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**225,381**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	19,522	1,680	17,842	9,330	1,369	25,803
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	13,471	4,734	8,737	6,574	5,809	9,502
OFFICE EQUIPMENT	7,776	1,437	6,339	1,868	641	7,566
COMPUTER EQUIPMENT	3,648	1,540	2,108	1,209	872	2,445
OTHER	1,446	228	1,218	2,515	734	2,999
DEPRECIABLES TOTAL	**45,863**	**9,619**	**36,244**	**21,496**	**9,425**	**48,315**
NOT DEPRECIATION ASSETS						
GROUNDS	6,633	0	6,633	3,109	0	9,742
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**6,633**	**0**	**6,633**	**3,109**	**0**	**9,742**
TOTAL	**52,496**	**9,619**	**42,877**	**24,605**	**9,425**	**58,057**

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Previous Printing

NOTES

STOCK EXCHANGE CODE: GOMO
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2001

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANCRECER, S.A.			30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
TRANSAMERICA			0	0	0	0	0	0	0	0	22,114	0	0	0	0	0
FACTORAJE AURUM HELLER			1,631	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA BANORTE			208	295	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA INBURSA			99	190	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA QUADRUM			121	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**32,059**	**485**	**0**	**0**	**0**	**0**	**0**	**0**	**22,114**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2001**

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $), Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $), Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
TRANSAMERICA COMMERCIAL			0	0	0	0	0	0	0	0	63,059	0	0	0	0	0
FRIGIDAIRE			0	0	0	0	0	0	0	0	50,474	0	0	0	0	0
KENOOD			0	0	0	0	0	0	0	0	25,326	0	0	0	0	0
NIKKAI ELECTRONIC			0	0	0	0	0	0	0	0	14,312	0	0	0	0	0
CAVACO SALES INC.			0	0	0	0	0	0	0	0	9,717	0	0	0	0	0
BALDWIN PIANO & ORGAN			0	0	0	0	0	0	0	0	9,102	0	0	0	0	0
IDVD BOX COM INC.			0	0	0	0	0	0	0	0	9,010	0	0	0	0	0
PIONEER DISTRIBUTOR INC.			0	0	0	0	0	0	0	0	3,469	0	0	0	0	0
STEINWAY & SONS			0	0	0	0	0	0	0	0	2,818	0	0	0	0	0
THE EUREKA COMPANY			0	0	0	0	0	0	0	0	2,621	0	0	0	0	0
SKYWORTH COMPANY			0	0	0	0	0	0	0	0	2,557	0	0	0	0	0
TOSHIBA AMERICA			0	0	0	0	0	0	0	0	1,708	0	0	0	0	0
CONITEK			0	0	0	0	0	0	0	0	1,694	0	0	0	0	0
SONY COMPUTER ENTERTEINMENT			0	0	0	0	0	0	0	0	1,615	0	0	0	0	0
ELECTROLUX HOME PRODUCTS			0	0	0	0	0	0	0	0	1,320	0	0	0	0	0
CANYON COMPUTER			0	0	0	0	0	0	0	0	743	0	0	0	0	0
ELECTRONICS ARTS SOFTWARE			0	0	0	0	0	0	0	0	706	0	0	0	0	0
UNITED WIRLESS TECH INC			0	0	0	0	0	0	0	0	597	0	0	0	0	0
MULTI ENTERTEINMENT			0	0	0	0	0	0	0	0	486	0	0	0	0	0
PIANODISC			0	0	0	0	0	0	0	0	446	0	0	0	0	0
DIVERSOS			12,920	0	0	0	0	0	0	0	3,704	0	0	0	0	0
TOTAL SUPPLIERS			**12,920**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**205,484**	**0**	**0**	**0**	**0**	**0**
OTROS ACREEDORES			21,983	0	0	0	0	0	0	0	2,295	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**21,983**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2,295**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: GOMO
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2001

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			66,962	485	0	0	0	0	0	0	229,893	0	0	0	0	0

NOTES

LOS PRÉSTAMOS EN MONEDA EXTRANJERA ESTÁN CONTRATADOS EN DÓLARES, Y ESTÁN EXPRESADOS AL TIPO DE CAMBIO DE $9.09 PESOS POR DÓLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **2** YEAR: **2001**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Previous Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	27,933	256,752	0	0	256,752
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**27,933**	**256,752**			**256,752**
NET BALANCE	**(27,933)**	**(256,752)**			**(256,752)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,011**	**27,371**	0	0	**27,371**
LIABILITIES POSITION	**25,291**	**229,893**			**229,893**
SHORT TERM LIABILITIES POSITION	25,291	229,893	0	0	229,893
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(22,280)**	**(202,522)**			**(202,522)**

NOTES

LAS OPERACIONES EN MONEDA EXTRANJERA ESTÁN EXPRESADAS EN DÓLARES, AL TIPO DE CAMBIO DE $ 9.09 PESOS POR DÓLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **2** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	663,997	614,194	49,803	0.55	(280)
FEBRUARY	605,174	533,498	71,676	0.06	48
MARCH	524,538	457,808	66,730	0.63	(427)
APRIL	524,408	422,964	101,444	0.50	(514)
MAY	519,773	404,500	115,273	0.23	(265)
JUNE	652,044	525,011	127,033	0.24	(300)
ACTUALIZATION:	0	0	0	0.00	(1)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(1,739)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED

NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **2** YEAR: **2001**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MEXICO, D.F.	DISTRIBUCION	9,000	95
RENGLON SIN USO		0	0
RENGLON SIN USO		0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **2** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Previous Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA	NO APLICA	NO APLICA	NO APLICA	NO	

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VIDEO			173	285,416	10.53	MITSUBISHI TOSHIBA	ELEKTRA LIVERPOOL PALACIO DE HIERRO SEARS PRICE CLUB CLUB AURRERA CIA HNOS VAZQUEZ SALINAS Y ROCHA TIENDAS AURRERA COMERCIAL MEXICANA
AUDIO CASA			80	177,047	10.53	KENWOOD TOSHIBA NAOKI	ELEKTRA LIVERPOLL SEARS CLUB AURRERA PRICE CLUB CIA HNOS VAZQUEZ PALACIO DE HIERRO SALINAS Y ROCHA TIENDAS AURRERA COMERCIAL MEXICANA SINGER MEXICANA
AUDIO AUTOMOVIL			6	1,074	10.53	KENWOOD TOSHIBA AUDIOVOX	TIENDAS AURRERA PALACIO DE HIERRO LIVERPOOL
LINEA BLANCA			56	136,593		WHITE WESTINGHOUS	TIENDAS IMSS HERMANOS VAZQUEZ ELEKTRA
PIANOS Y TECLADOS			1	15,456	50.00	STEINWAY,BOSTON, BALDWIN,WURLITZER	PUBLICO EN GENERAL LIVERPOOL PALACIO DE HIERRO
INSTRUMENTOS MUSICA			9	2,301	40.00	HONNER,CRAFTER, SPRITE	PUBLICO EN GENERAL
MUSICA IMPRESA			3	245	50.00	VARIAS	PUBLICO EN GENERAL
ENTRETENIMIENTO			33	36,282		SONY	PALACIO DE HIERRO, LIVERPOOL,SEARS
OTROS			14	13,661			PUBLICO EN GENERAL
TOTAL				668,075			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Previous Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
0					0	0	0
TOTAL				0			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 10,148

Number of shares Outstanding at the Date of the NFEA: (Units) — 100,493,767

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEA: (Units) — 0

STOCK EXCHANGE COI GOMO QUARTER: 2 YEAR: 2001

RAZON SOCIAL: **GRUPO COMERCIAL GOMO, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **2** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED
Previous Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
UNICA		0	91,653,759				180,543	
TOTAL			**91,653,759**	**0**	**0**	**0**	**180,543**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
91,653,759
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
UNICA	2,700	3.40700	3.20000

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

CONSOLIDATED
Previous Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **JUNIO** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

DIRECTOR GENERAL	**DIRECTOR DE ADMINISTRACIÓN Y FINANZAS**
LIC. JUAN MANUEL JIMÉNEZ GÓMEZ	**C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN**

MÉXICO, D.F., AT JANUARY 31 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: GOMO FECHA: 30/07/2001 10:12

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO COMERCIAL GOMO, S.A. DE C.V.
DO MICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO ,D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	
DIRECCION DE INTERNET:	

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GCG970226EX7
DOMICILIO	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO ,D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	jjimenez@gomo.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GOMO FECHA: 30/07/2001 10:12

TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	jjimenez@gomo.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	vescamilla@gomo.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	vescamilla@gomo.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	
NOMBRE:	. VACANTE . .
DOMICILIO:	
COLONIA:	
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	.
FAX:	.
E-MAIL:	.

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUDIRECTORA DEL ÁREA JURÍDICA
NOMBRE:	LIC. CECILIA CAJIGA CASTILLO
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	ccajiga@gomo.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SUBDIRECTORA DEL DEPARTAMENTO JURÍDICO
NOMBRE:	LIC CECILIA CAGIGA CASTILLO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: GOMO   FECHA: 30/07/2001 10:12

DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	ccagiga@gomo.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	[illegible]
E-MAIL:	[illegible]

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	vescamilla@gomo.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN
NOMBRE:	LIC JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	jjimenez@gomo.com.mx

REPORT OF THE DIRECTOR GENERAL FOR THE SECOND QUARTER OF 2001

(Monetary figures stated in millions of pesos of June 30, 2001 purchasing power)

Net sales

Net sales for the second quarter of 2001 show a favourable trend as compared to the same quarter in 2000 and the first quarter of 2001. Net sales from April to June 2001 were $348,838, up by $59.0 (20.36%), and exceed sales for the first quarter of 2001 by $29.6 (9.27%). Net sales for 12 months at the close of the second quarter of 2001 were $1,389.9, and exceed those for the same period concluded in June 2000 by $152.9 (12.36%).

Gross margin

For the second quarter of 2001, the gross margin dropped by 3.56 points, from 22.55% in 2000 to 18.96% in 2001. However, compared to the first quarter of 2001, there is an increase of 2.2 percentage points. In the twelve-month accrued figure, the gross margin dropped from 23.32% in June 2000 to 20.10% in June 2001, which represents a drop of 3.12 percentage points.

Gross profit

The $66.1 second quarter gross profit is slightly over that recorded for 2000 by $0.8 (0.01%). In comparison with the first quarter of 2001, gross profit shows growth of $12.6, equivalent to 23.62%; as compared to the twelve months ending in June 2001 and 2000, the gross profit dropped 2.68%, from $288.4 to $280.7.

It can therefore be said that company operations reported in this second quarter consolidate the upward trend, since this is the third straight quarter in which net sales exceed those of the immediately preceding quarter and those of the same period in the preceding year.

Growth for the quarter, in comparison with that for the same period in 2000 is based mainly on the growth in the video and entertainment lines, which grew 36.95% and 64.19%, respectively, while the large appliance and audio lines showed practically no growth. This same trend per line is seen in the second and first quarters of 2001.

Although profit margins per line continue to be below those reported in 2000, it is significant that they report increases in the second quarter. The market continues over offered with recessive tendencies, which leads to discounts and lower prices for the consumer, thus giving rise to the drop in margins, aside from which, the price of the dollar increases the number of competitors offering products more for price considerations than for quality.

Operating expenses

In the second quarter of 2001, operating expenses totalled $43.4 (12.45% of sales). When compared to the $34.1 (11.75% of sales) for the same period in 2000, this represents an increase of $9.3 (27.44%). Compared to the preceding quarter, operating expenses increased by $4,32 (11.06%), while in the twelve-month period ending in June 2001, expenses were $173.04, for a $23.1 (15.42%) increase over the same twelve-month period concluded in June of the preceding year.

Operating profit for the second quarter was $22.7 (6.52% of sales), which represents a drop of $8.5 (27.3%) from the same period in 2000. Compared to the first quarter of 2001, operating profit increased by $8.3 (57.6%), while in the twelve-month period ending on that same date, there was a drop of $30.8 (22.2%).

The EBITDA for the period dropped by $8.3 (25.1%), going from $32.7 (11.3% of sales) in the second quarter of 2000 to $24.5 (7.03 of sales) in the same period in 2001. The same comparison with the first quarter of 2001 shows an increase of $8.4 (52%), while the

figures for the twelve-months accrued at June 30, 2001, when compared to the same period in 2000, shows a reduction of $28.9 (20.0%).

The rise in expenses during the second quarter of 2001 and the resulting impact on operating profit and the EBITDA is due mainly to the following:

A) The cost of personnel has risen as a result of the opening of new stores, the greater movement of product volume, the increase in technical service personnel to support guarantee services, and the increase in floor sales personnel.

B) The opening of new stores has increased the cost of leasing and maintenance, as well as operating expenses (telephone, power, water, etc.)

C) A larger investment in advertising and promotion expenses in line with market requirements.

D) An increase in depreciation due to the acquisition of hardware, transportation equipment and the building housing the Chopin head office.

E) The increase in expenses for warehousing and freight due to a larger volume of purchases in the period.

The increase in operating expenses is the result of higher costs due to the increase in product movement (in the second quarter of the year, we moved 28.49% more products than during the same period in 2000, and in comparison to the first quarter of the year, there was an increase of 18.2%).

Integral Cost of Financing (ICF)

Integral Cost of Financing for the second quarter was benefited by the positive exchange result by $8.1, which meant that at the close of the period, we recorded net financial income

of$2.4. This contrasts favourably with the negative ICF for the same period in 2000 amounting to $11.8, and with that for the first quarter of the year of $4.7. For the twelve-month period at June 30, 2001, there was a net financial cost of $24.9, which represents a drop of $22.1 compared to the same period in 2000.

Aside from the positive result, which has favoured the exchange rate finance expenses have been lower as a result of the company's policy of keeping finance liabilities and the financial risk to a bare minimum.

Net profit

The net result for the second quarter was $9.9 (2.8% of sales), which represents a drop of $5.8 (37.9%) of that result for the same period in 2000, which was $15.7 (5.4% of sales). This result is influenced mainly by the above-mentioned drop in gross margin.

Financial position

Current assets grew $98.3 (13.3%), mainly inventories $88.3 (24.8%), as a result of a higher level of advance purchases towards the close of the quarter. Available cash also dropped by $89.0 as a result of greater support for sales financing due to the above mentioned market conditions.

The $20.6 increase in permanent investment from one year to the next is mainly due to the purchase of the building housing the Chopin head office (12.5) and the capitalization of computer equipment worth $600 thousand dollars, which was previously leased.

Current liabilities increased by $90.1, mainly due to the $102.5 increase in suppliers, which in turn was due to the increase in inventories at the close of the quarter. Likewise, the financial liability went down by $15.7 from one year to the next, although it went up $14.7

from the first to the second quarter due to support for the working capital to finance purchases and sales credit.

Although expectations for the second quarter of the period are not high, we can be sure of continued growth, with better results for our stockholders.

Yours very truly,

Director General and Chairman of the Board

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** Quarter: **3** Year: **2001**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2001 AND 2000

(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**986,414**	**100**	**751,158**	**100**
2	**CURRENT ASSETS**	**898,360**	**91**	**694,841**	**93**
3	CASH AND SHORT-TERM INVESTMENTS	41,837	4	63,176	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	298,684	30	232,624	31
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	20,395	2	20,050	3
6	INVENTORIES	516,903	52	366,501	49
7	OTHER CURRENT ASSETS	20,541	2	12,490	2
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**57,499**	**6**	**37,809**	**5**
13	PROPERTY	39,117	4	22,927	3
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	38,499	4	31,241	4
16	ACCUMULATED DEPRECIATION	20,117	2	16,359	2
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**28,051**	**3**	**15,705**	**2**
19	**OTHER ASSETS**	**2,504**	**0**	**2,803**	**0**
20	**TOTAL LIABILITIES**	**450,692**	**100**	**223,222**	**100**
21	**CURRENT LIABILITIES**	**372,105**	**83**	**182,326**	**82**
22	SUPPLIERS	202,190	45	114,793	51
23	BANK LOANS	137,677	31	25,057	11
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	8,167	2	31,019	14
26	OTHER CURRENT LIABILITIES	24,071	5	11,457	5
27	**LONG-TERM LIABILITIES**	**426**	**0**	**0**	**0**
28	BANK LOANS	426	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**78,161**	**17**	**40,896**	**18**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQI**	**535,722**	**100**	**527,936**	**100**
34	**MINORITY INTEREST**	**1,986**		**15,243**	**3**
35	**MAJORITY INTEREST**	**533,736**	**100**	**512,693**	**97**
36	**CONTRIBUTED CAPITAL**	**297,530**	**56**	**318,534**	**60**
37	PAID-IN CAPITAL STOCK (NOMINAL)	178,716	33	198,390	38
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	64,470	12	65,800	12
39	PREMIUM ON SALES OF SHARES	54,344	10	54,344	10
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**236,206**	**44**	**194,159**	**37**
42	RETAINED EARNINGS AND CAPITAL RESERVE	306,089	57	242,996	46
43	REPURCHASE FUND OF SHARES	40,225	8	24,180	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(126,582)	(24)	(126,075)	(24)
45	NET INCOME FOR THE YEAR	16,474	3	53,058	10

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: 3 YEAR: 2001

GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**41,837**	**100**	**63,176**	**100**
46	CASH	41,837	100	63,176	100
47	SHORT-TERM INVESTMENTS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**28,051**	**100**	**15,705**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	6,998	25	12,980	83
49	GOODWILL	21,053	75	2,725	17
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**372,105**	**100**	**182,326**	**100**
52	FOREING CURRENCY LIABILITIES	231,837	62	126,640	69
53	MEXICAN PESOS LIABILITIES	140,268	38	55,686	31
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**24,071**	**100**	**11,457**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	24,071	100	11,457	100
27	**LONG-TERM LIABILITIES**	**426**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	426	100	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**78,161**	**100**	**40,896**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	78,161	100	40,896	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(126,582)**	**100**	**(126,075)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	2,937	2	11,703	9
71	INCOME FROM NON-MONETARY POSITION ASSETS	(129,519)	(102)	(137,778)	(109)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: 3 YEAR: 2001
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	526,255	512,515
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	12	10
75	EMPLOYERS (*)	322	269
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	90,726,059	100,493,767
78	REPURCHASED SHARES (*)	927,700	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**985,298**	**100**	**879,284**	**100**
2	COST OF SALES	807,000	82	673,641	77
3	**GROSS INCOME**	**178,298**	**18**	**205,643**	**23**
4	OPERATING	128,109	13	111,231	13
5	**OPERATING INCOME**	**50,189**	**5**	**94,412**	**11**
6	TOTAL FINANCING COST	15,641	2	23,852	3
7	**INCOME AFTER FINANCING COST**	**34,548**	**4**	**70,560**	**8**
8	OTHER FINANCIAL OPERATIONS	(2,248)	0	(7,568)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**36,796**	**4**	**78,128**	**9**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	20,125	2	23,504	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**16,671**	**2**	**54,624**	**6**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**16,671**	**2**	**54,624**	**6**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**16,671**	**2**	**54,624**	**6**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**16,671**	**2**	**54,624**	**6**
19	NET INCOME OF MINORITY INTEREST	197		1,566	0
20	**NET INCOME OF MAJORITY INTEREST**	**16,474**	**2**	**53,058**	**6**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**985,298**	**100**	**879,284**	**100**
21	DOMESTIC	985,298	100	879,284	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**15,641**	**100**	**23,852**	**100**
24	INTEREST PAID	16,807	107	20,492	86
25	EXCHANGE LOSSES	16,286	104	18,912	79
26	INTEREST EARNED	1,151	7	5,009	21
27	EXCHANGE PROFITS	19,238	123	22,246	93
28	GAIN DUE TO MONETARY POSITION	2,937	19	11,703	49
8	**OTHER FINANCIAL OPERATIONS**	**(2,248)**	**100**	**(7,568)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(2,248)	(100)	(7,568)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**20,125**	**100**	**23,504**	**100**
32	INCOME TAX	17,000	84	43,530	185
33	DEFERED INCOME TAX	2,897	14	(20,270)	(86)
34	WORKERS' PROFIT SHARING	228	1	244	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,109,582	1,047,946
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,442,684	1,280,472
39	OPERATION INCOME (**)	97,046	149,166
40	NET INCOME OF MAYORITY INTEREST(**)	26,516	76,680
41	NET CONSOLIDATED INCOME (**)	26,423	79,802

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**16,671**	**54,624**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	9,697	(38,475)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**26,368**	**16,149**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(19,223)	8,932
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**7,145**	**25,081**
6	CASH FLOW FROM EXTERNAL FINANCING	(945)	21,386
7	CASH FLOW FROM INTERNAL FINANCING	(26,419)	(43,814)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(27,364)**	**(22,428)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(14,854)**	**4,348**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(35,073)	7,001
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	76,910	56,175
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	41,837	63,176

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **3** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**9,697**	**(38,475)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	6,385	3,314
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(2,952)	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	(40,221)
17	+ (-) OTHER ITEMS	6,264	(1,568)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(19,223)**	**8,932**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	31,738	106,413
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	7,386	12,699
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	11,726	20,965
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(49,050)	(142,247)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(21,023)	11,102
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(945)**	**21,386**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	25,057
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(945)	(3,671)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(26,419)**	**(43,814)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(26,419)	(43,814)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(14,854)**	**4,348**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(3,908)	6,038
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(10,946)	(1,690)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **3** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Previous Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.69	%	6.21	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	4.97	%	14.96	%
3	NET INCOME TO TOTAL ASSETS (**)	2.68	%	10.62	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(17.62)	%	(21.42)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.46	times	1.70	times
7	NET SALES TO FIXED ASSETS (**)	25.09	times	33.87	times
8	INVENTORIES ROTATION (**)	2.30	times	4.50	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	71	days	62	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.16	%	0.96	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	45.69	%	29.72	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.84	times	0.42	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	51.44	%	56.73	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.74	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	2.99	times	4.61	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.20	times	5.74	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.41	times	3.81	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.03	times	1.80	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.99	times	3.11	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	11.24	%	34.65	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.68	%	1.84	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.95)	%	1.02	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.43	times	1.22	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	3.45	%	(95.35)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	96.55	%	195.35	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	26.31	%	138.87	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.29	$ 0.50
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.50
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 0.50
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 5.88	$ 5.10
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.00 times	0.00 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00 times	0.00 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

GRUPO COMERCIAL GOMO, S. A. DE C.V.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2001 AND 2000
(IN THOUSANDS OF YEAR-END MEXICAN PESOS OF SEPTEMBER 30, 2001)

1.ESTABLISHMENT AND CORPORATE PURPOSE:

* THE CORPORATE PURPOSE OF THE COMPANY, WHICH WAS ESTABLISHED ON JUNE 30, 1992, IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, HOUSEHOLD APPLIANCES AND EQUIPMENT.

BY DECISION OF A STOCKHOLDERS' MEETING HELD ON FEBRUARY 26, 1997, THE COMPANY CHANGED ITS NAME FROM TELE ELECTRÓNICA JM, S. A. DE C.V. TO GRUPO COMERCIAL GOMO, S. A. DE C. V.

THE CORPORATE PURPOSE OF GRUPO INTERNACIONAL GOMO, S.A. DE C.V., WHICH WAS ESTABLISHED ON JANUARY 24, 1989, IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, HOUSEHOLD APPLIANCES AND EQUIPMENT.

PROMOTORES DE ELECTRÓNICA Y PLANEACIÓN EMPRESARIAL, S. A. DE C. V. WAS ESTABLISHED ON MAY 21, 1996 AND BEGAN ITS OPERATIONS IN JUNE OF THAT SAME YEAR. ITS CORPORATE PURPOSE IS PROVISION OF COMMERCIAL CONSULTING SERVICES, DRAFTING OF MARKET STUDIES, COMMERCIAL PROMOTIONS, LEGAL AND ACCOUNTING SERVICES TO THIRD PARTIES AND BUSINESS SUPERVISION AND MANAGEMENT.

CHOPIN, S.A. DE C.V. WAS ESTABLISHED ON MARCH 13, 1996, AND ITS CORPORATE PURPOSE IS MUSICAL INSTRUMENT TRADE AND THE INDUSTRY IN GENERAL.

TELECOMUNICACIONES GOMO WAS ESTABLISHED IN APRIL 1998 AND BEGAN ITS OPERATIONS THE FOLLOWING MONTH. ITS CORPORATE PURPOSE IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, CELL PHONES AND THEIR ACCESSORIES, TELEPHONES AND HOUSEHOLD APPLIANCES.

SERVICIOS INTEGRALES DE MÚSICA WAS ESTABLISHED IN APRIL 1998, AND ITS CORPORATE PURPOSE IS MANUFACTURE FOR THIRD PARTIES, ASSEMBLY AND MAINTENANCE OF MUSICAL INSTRUMENTS AND THEIR ACCESSORIES.

THE CORPORATE PURPOSE OF THE SUBSIDIARY WG DE MÉXICO, S.A. DE C.V. IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTICAL APPARATUS AND MAJOR HOUSEHOLD APPLIANCES.

THE SHAREHOLDINGS OF THE COMPANY IN ITS SUBSIDIARIES ARE LISTED BELOW:

GRUPO INTERNACIONAL GOMO, S. A. DE C.V.	99%
PROMOTORES DE ELCTRÓNICA Y PLANEACIÓN EMPRESARIAL, S.A. DE C.V.	98%
CHOPIN, S.A. DE C.V.	99%
TELECOMUNICACIONES GOMO, S.A. DE C.V.	51%
SERVICIOS INTEGRALES DE MÚSICA, S.A. DE C.V.	98%
WG DE MÉXICO, S.A. DE C.V.	98%

2. CONSOLIDATED FINANCIAL STATEMENTS

THE CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2001 HAVE BEEN PREPARED BASED ON THE INDIVIDUAL FINANCIAL STATEMENTS OF GRUPO COMERCIAL GOMO, S.A. DE C. V., GRUPO INTERNACIONAL GOMO, S.A. DE C.V., PROMOTORES DE ELECTRÓNICA Y PLANEACIÓN EMPRESARIAL, S. A. DE C. V., CHOPIN, S.A. DE C.V., TELECOMUNICACIONES GOMO, S.A. DE C.V., SERVICIOS INTEGRALES DE MÚSICA, S.A. DE C.V. AND WG DE MÉXICO, S.A. DE C.V., FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000. THESE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN CONFORMITY WITH GENERALLY-ACCEPTED ACCOUNTING PRINCIPLES AND THEREFORE, INTERCOMPANY TRANSACTIONS AND INVESTMENTS AMONG THE CONSOLIDATED COMPANIES HAVE BEEN ELIMINATED.

3. ACCOUNTING POLICIES:

THE SIGNIFICANT ACCOUNTING POLICIES USED IN PREPARING THESE CONSOLIDATED FINANCIAL STATEMENTS, WHICH ARE IN ACCORDANCE WITH GENERALLY-ACCEPTED ACCOUNTING POLICIES, ARE SUMMARIZED AS FOLLOWS:

A) RECOGNITION OF THE EFFECTS OF INFLATION IN FINANCIAL INFORMATION.- THE ACCOMPANYING FINANCIAL STATEMENTS WERE PREPARED ACCORDING TO THE PROVISIONS OF THE THIRD AND FIFTH DOCUMENTS OF AMENDMENTS TO BULLETIN B-10, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS). THUS THEY ARE STATED IN MEXICAN PESOS OF PURCHASING POWER OF SEPTEMBER 30, 2001.

THE RESTATEMENT PROCESS ADOPTED BY THE COMPANIES, IN ADHERENCE TO THE FIFTH DOCUMENT OF AMENDMENTS TO BULLETIN B-10, IS BASED ON THE METHOD OF ADJUSTMENTS DUE TO CHANGES IN GENERAL PRICE LEVELS; AND THE FOLLOWING SPECIFIC BASES WERE USED FOR RESTATEMENT:

B) INVENTORIES AND COST OF SALES- INVENTORIES WERE RESTATED AT REPLACEMENT COST, WHICH APPROXIMATES MARKET VALUE. COST OF SALES IS RESTATED TO MEXICAN PESOS OF PURCHASING POWER OF THE DATE OF THE FINANCIAL STATEMENTS, DUE TO THE INVENTORY TURNOVER LEVEL.

C) PROPERTY, FURNITURE AND EQUIPMENT AND ITS RELATED DEPRECIATION.- THE COST OF PROPERTY, PLANT AND EQUIPMENT IS RECORDED AT ACQUISITION COST AND RESTATED BASED ON THE ESTIMATED REPLACEMENT VALUES AND USEFUL LIVES, DETERMINED BY APPRAISALS PERFORMED BY INDEPENDENT EXPERTS AT DECEMBER 31, 1996, BY APPLYING THE AFOREMENTIONED INDEXES. STARTING IN 1997, THEY ARE RESTATED BASED ON THEIR ACQUISITION COST AND APPLYING THESE SAME INDEXES.

D) STOCKHOLDERS' EQUITY.- STOCKHOLDERS' EQUITY IS RESTATED BY APPLYING FACTORS ARISING FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI). THE PRIOR RESTATEMENT IS DISTRIBUTED AMONG THE VARIOUS CAPTIONS THAT COMPRISE IT; CONSEQUENTLY, IT REPRESENTS THE SUM OF ITS NOMINAL VALUE, PLUS RESTATEMENT.

E) IN THE CASE OF THE STATEMENT OF INCOME, THE AMOUNTS FOR EACH MONTH ARE RESTATED TO MEXICAN PESOS AT YEAR-END.

F) MONETARY POSITION RESULT.- IT REPRESENTS THE EFFECT OF INFLATION ON MONETARY ASSETS AND LIABILITIES. HOLDING THESE ASSETS PRODUCES A LOSS, WHEREAS HOLDING LIABILITIES PRODUCES A GAIN.

G) INSUFFICIENCY IN RESTATED STOCKHOLDERS' EQUITY.- IT REPRESENTS THE EXTENT TO WHICH THE COMPANY HAS BEEN UNABLE TO MAINTAIN THE PURCHASING POWER OF CONTRIBUTIONS OF ITS STOCKHOLDERS AND ITS RETAINED EARNINGS OR DEFICIT.

H) CASH EQUIVALENTS.- CASH EQUIVALENTS ARE STATED AT THEIR ACQUISITION COST, WHICH APPROXIMATES THEIR MARKET VALUE. THE YIELDS GENERATED BY THESE INVESTMENTS ARE RECOGNIZED IN RESULTS AS ACCRUED.

I) SENIORITY PREMIUM PAYMENTS.- STARTING IN 1995, A RESERVE WAS ESTABLISHED FOR LIABILITIES TO COVER THE SENIORITY PREMIUMS TO WHICH EMPLOYEES ARE ENTITLED; AND THE INCREASES ARE CHARGED TO RESULTS FOR THE YEAR IN WHICH THEY ARE INCURRED. THIS RESERVE IS CALCULATED BASED ON ESTIMATES MADE UP TO 1996, ALTHOUGH NO FUND WAS ESTABLISHED FOR THIS PURPOSE. STARTING IN 1997, THE RESERVE IS RECORDED BASED ON AN APPRAISAL PERFORMED BY INDEPENDENT EXPERTS, IN CONFORMITY WITH BULLETIN D-3, PUBLISHED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS, A C.).

J) SEVERANCE PAYMENTS.- THE PAYMENTS TO WHICH EMPLOYEES ARE ENTITLED IN THE EVENT OF DISMISSAL UNDER CERTAIN CIRCUMSTANCES ARE CHARGED TO RESULTS FOR THE YEAR INCURRED.

K) FOREIGN CURRENCY.- FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EXCHANGE RATE APPLICABLE AT THE TRANSACTION DATE. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY ARE VALUED IN MEXICAN PESOS AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF THE FINANCIAL STATEMENTS, AND THE RESPECTIVE FLUCTUATIONS ARE RECORDED IN RESULTS.

L) LEASING RIGHTS: THE LEASING RIGHTS ACQUIRED ARE AMORTIZED WITHIN A PERIOD OF 20 YEARS, AT AN ANNUAL RATE OF 5%

M) INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING.- STARTING ON JANUARY 1, 2000, THE COMPANY ADOPTED THE GUIDELINES OF AMENDED BULLETIN D-4 "ACCOUNTING TREATMENT OF INCOME TAX, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT-SHARING". THIS BULLETIN PROVIDES FOR SIGNIFICANT CHANGES IN ACCOUNTING TREATMENT OF INCOME TAX, BY ELIMINATING THE PRIOR METHOD, KNOWN AS THE PARTIAL LIABILITY METHOD; AND REPLACING IT WITH THE COMPREHENSIVE ASSET AND LIABILITY METHOD. UNDER THIS METHOD, A DEFERRED TAX IS RECOGNIZED, IN PRINCIPLE, FOR ALL THE TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING AND TAX DIFFERENCES OF ASSETS AND LIABILITIES.

THE CUMULATIVE EFFECT FOR $ 61,426 IS SHOWN AS AN INCREASE IN THE HEADING OF INSUFFICIENCY IN RESTATED STOCKHOLDERS' EQUITY IN THE BALANCE SHEET PRESENTED IN THE SIFIC.

N) GOODWILL.- THE EXCESS OF COST OVER BOOK VALUE OF SHARES IN SUBSIDIARIES IS AMORTIZED OVER A PERIOD OF FIVE YEARS, AT AN ANNUAL RATE OF 20%.

4. COMMON STOCK

A) THE STOCKHOLDERS' MEETING HELD ON AUGUST 24, 1998 APPROVED ESTABLISHMENT OF A RESERVE FOR REPURCHASE OF THEIR OWN SHARES, PURSUANT TO ARTICLE 14BIS OF THE SECURITIES MARKET LAW FOR $ 67,995,000 (FACE VALUE OF $50,000).

B) AT A STOCKHOLDERS' MEETING HELD ON APRIL 25, 2001, IT WAS DECIDED TO CANCEL THE 8,840,008 SHARES THAT WERE IN THE REPURCHASE FUND, AS WELL AS THE 1,506,233 SHARES IN THE TREASURY. THUS 91'653,759 SHARE REMAIN.

C) AT SEPTEMBER 30, 2001, THE COMPANY ACQUIRED, THROUGH THE REPURCHASE FUND, 927,700 SHARES THAT HAVE BEEN CONSIDERED SHARES IN THE TREASURY FOR MEX.PS.$3,749,000 (FACE VALUE OF $3,693,000). OF THIS TOTAL, MEX. PS.$ 1,855,000 (FACE VALUE OF MEX. PS.$ 1,827,000) HAVE BEEN DEDUCTED FROM COMMON STOCK. THUS COMMON STOCK REMAINS AT MEX. PS. $243,186,000 (MEX. PS.$ 178,716,000).

5. RESTRICTIONS ON EARNINGS:

A) DIVIDENDS DISTRIBUTED, IN SHARES OR IN CASH, PROVIDED THAT THEY ARE REINVESTED WITHIN THE FOLLOWING THIRTY DAYS, WILL NOT BE TAXED UNTIL SUCH TIME AS THEY ARE REIMBURSED FOR CAPITAL DECREASE OR THE COMPANY IS DISSOLVED.

B) STARTING IN 1999, TAX TREATMENT OF DIVIDENDS IS AS FOLLOWS:

DIVIDENDS PAID TO CORPORATIONS RESIDENT IN MEXICO WILL BE TAX EXEMPT IF THEY ORIGINATE FROM THE NET TAX INCOME ACCOUNT (CUFIN); AND THEY WILL PAY 5% IF DIVIDENDS ORIGINATE FROM THE REINVESTED TAX INCOME ACCOUNT (CUFIR). DIVIDENDS PAID IN EXCESS OF THE CUFIN OR CUFIR BALANCE WILL BE SUBJECT TO INCOME TAX AT A RATE OF 35% ON THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY A FACTOR OF 1.5385. THE RESPECTIVE TAX WILL BE PAYABLE BY THE COMPANY.

IN ADDITION TO THE ABOVE, DIVIDENDS PAID TO INDIVIDUALS OR CORPORATIONS RESIDENT ABROAD ARE SUBJECT TO WITHHOLDING, PAYABLE BY THE STOCKHOLDER, OF 5% ON THE RESULT OF MULTIPLYING THESE DIVIDENDS BY A FACTOR OF 1.5385 IF THEY ORIGINATE FROM THE CUFIR; AND 1.515 IF THEY ARE PAID TO INDIVIDUALS RESIDENTS IN MEXICO AND THE DIVIDENDS ORIGINATE FROM THE CUFIN.

WHEN DIVIDENDS ARE PAID TO RESIDENTS IN COUNTRIES WITH WHICH MEXICO HAS A TAX TREATY, TAX IS WITHHELD ACCORDING TO THE TERMS OF THE RESPECTIVE TREATY.

C) CONSOLIDATED INCOME FOR THE YEAR IS SUBJECT TO APPROVAL BY THE NEX STOCKHOLDERS' MEETING.

6. GOODWILL.

IN MARCH 1998, THE COMPANY ACQUIRED 51.04% OF THE SHAREHOLDINGS OF CHOPIN, S.A. DE C.V., OWNER OF THE BRAND NAME "SALA CHOPIN".
IN SEPTEMBER 2001, THE COMPANY ACQUIRED THE REST OF THE SHARES HELD BY MINORITY STOCKHOLDERS. AS A RESULT OF BOTH PURCHASES, THE COMPANY CALCULATED MEX. PS. $ 5,967,000 (FACE VALUE OF $ 4,787,000) AND MEX. PS. $ 11,351,000 IN GOODWILL.

7. DEFERRED INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING.-

PURSUANT TO THE AMENDMENTS TO BULLETIN D-4, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS, A.C.), STARTING ON JANUARY 1, 2000, THERE IS A CHANGE IN THE METHOD FOR RECOGNITION OF THE DEFERRED EFFECT ORIGINATED BY DEDUCTING OR ACCRUSING CERTAIN ITEMS KNOWN AS TEMPORARY ITEMS, DURING A PERIOD DIFFERENT FROM THAT IN WHICH THEY ARE RECOGNIZED FOR ACCOUNTING PURPOSES.

THE NEW PROVISIONS MAKE IT COMPULSORY TO RECOGNIZE ALL DIFFERENCES, REGARDLESS OF WHETHER THEY ARE RECURRING OR NOT, AS OPPOSED TO PREVIOUS PROVISIONS THAT ALLOW FOR FAILURE TO RECOGNIZE DIFFERENCES THAT MIGHT BE CONSIDERED RECURRING. WITH THE ENTRY INTO FORCE OF THESE NEW PROVISIONS, COMPANIES ARE OBLIGED TO RECOGNIZE THE CUMULATIVE EFFECT OF THESE TEMPORARY DIFFERENCES THAT EXIST AT DECEMBER 31, 1999.

THE DEFERRED TAX LIABILITY AT SEPTEMBER 30, 2001 IS FOR $ 70,454, COMPRISED AS FOLLOWS:

TEMPORARY DIFFERENCES ORIGINATING FROM:

INVENTORIES	261,954
FIXED ASSETS	5,690
INSTALLATION EXPENSES	698
OTHER ITEMS, NET	(5,779)
BASE FOR TEMPORARY ITEMS	262,562
LESS: TAX LOSS CARRYFORWARDS	(13,283)
SUB-TOTAL	249,279
TAX RATE	35%
DEFERRED TAX	87,248
UNAPPROPRIATED TAX CREDITS	(9,087)
NET DEFERRED TAX LIABILITY	78,161

INCOME TAX SHOWN IN THE STATEMENT OF INCOME IS COMPRISED AS FOLLOWS:

TAX INCURRED		17,228
ADD: NET EFFECT OF DEFERRED TAX		5,038
LESS: EFFECT ON MPR OF THE INITIAL DEFERRED TAX BALANCE	(2,142)	
TOTAL INCOME TAX		20,125

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	ᴵWNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) ᴵCQUISITIOᴵ COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GRUPO INTERNACIONAL GOMO, S.A. DE C.V.	COMERCIAL	19,800,000	99.00	15,985	227,651
2 PROMOTORES DE ELECTRONICA Y PLANEACION EMPRESARIA	SERVICIOS	49	98.00	49	3,918
3 WG DE MEXICO , S.A. DE C.V.	COMERCIAL	49	98.00	49	(2,858)
4 CHOPIN,S.A. DE C.V.	COMERCIAL	19,999,999	100.00	40,088	20,794
5 TELECOMUNICACIONES GOMO,S.ADE C.V.	COMERCIAL	25	51.00	25	(365)
6 SERVICIOS INTEGRALES DE MUSICA,S.A DE C.V	SERVICIOS	49	98.00	48	96
TOTAL INVESTMENT IN SUBSIDIARIES				**56,244**	**249,236**
ASSOCIATEDS					
1 NO APLICA	0	1	0.00	0	0
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**249,236**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: 3 YEAR: **2001**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	19,556	1,833	17,723	9,695	1,450	25,968
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	13,003	4,793	8,210	6,617	6,054	8,773
OFFICE EQUIPMENT	7,834	1,600	6,234	1,991	713	7,512
COMPUTER EQUIPMENT	3,874	1,682	2,192	1,265	970	2,487
OTHER	1,358	250	1,108	2,557	772	2,893
DEPRECIABLES TOTAL	**45,625**	**10,158**	**35,467**	**22,125**	**9,959**	**47,633**
NOT DEPRECIATION ASSETS						
GROUNDS	6,633	0	6,633	3,233	0	9,866
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**6,633**	**0**	**6,633**	**3,233**	**0**	**9,866**
TOTAL	**52,258**	**10,158**	**42,100**	**25,358**	**9,959**	**57,499**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: GOMO
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANCRECER			30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER			30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE			20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER			10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
TRANSAMERICA			0	0	0	0	0	0	0	0	24,485	0	0	0	0	0
HELLER FINANCIAL			0	0	22,839	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA BANORTE			206	257	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA INBURSA			101	169	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA QUADRUM			46	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**90,353**	**426**	**22,839**	**0**	**0**	**0**	**0**	**0**	**24,485**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
TRANSAMERICA COMMERCIAL			0	0	0	0	0	0	0	0	60,908	0	0	0	0	0
NIKKAI ELECTRONIC			0	0	0	0	0	0	0	0	25,613	0	0	0	0	0
KENWOOD			0	0	0	0	0	0	0	0	20,899	0	0	0	0	0
FRIGIDAIRE			0	0	0	0	0	0	0	0	13,081	0	0	0	0	0
CAVACO SALES INC.			0	0	0	0	0	0	0	0	10,249	0	0	0	0	0
IDVD BOX COM INC.			0	0	0	0	0	0	0	0	9,426	0	0	0	0	0
KOBE TRAIDING			0	0	0	0	0	0	0	0	8,433	0	0	0	0	0
CONITEK			0	0	0	0	0	0	0	0	5,725	0	0	0	0	0
STEINWAY & SONS			0	0	0	0	0	0	0	0	4,718	0	0	0	0	0
SONY COMPUTER			0	0	0	0	0	0	0	0	3,142	0	0	0	0	0
BALDWIN			0	0	0	0	0	0	0	0	3,053	0	0	0	0	0
ELECTROLUX			0	0	0	0	0	0	0	0	2,719	0	0	0	0	0
SKY WORTH			0	0	0	0	0	0	0	0	2,675	0	0	0	0	0
ATLAS			0	0	0	0	0	0	0	0	2,120	0	0	0	0	0
TOSHIBA AMERICA			0	0	0	0	0	0	0	0	1,934	0	0	0	0	0
PIONEER DISTRIBUTOR			0	0	0	0	0	0	0	0	1,022	0	0	0	0	0
CANYON			0	0	0	0	0	0	0	0	777	0	0	0	0	0
THE EUREKA COMPANY			0	0	0	0	0	0	0	0	768	0	0	0	0	0
ELECTRONICS ARTS SOFT.			0	0	0	0	0	0	0	0	738	0	0	0	0	0
BOSTON PIANO			0	0	0	0	0	0	0	0	698	0	0	0	0	0
UNITED WIRELESS			0	0	0	0	0	0	0	0	625	0	0	0	0	0
MULTI ENTERTEINMENT			0	0	0	0	0	0	0	0	508	0	0	0	0	0
PROVEEDORES DIVERSOS			18,313	0	0	0	0	0	0	0	4,046	0	0	0	0	0
TOTAL SUPPLIERS			**18,313**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**183,877**	**0**	**0**	**0**	**0**	**0**
OTROS ACREEDORES			23,435	0	0	0	0	0	0	0	636	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**23,435**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**636**	**0**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			132,101	426	22,839	0	0	0	0	0	208,998	0	0	0	0	0

NOTES

LOS PASIVOS EN MONEDA EXTRANJERA, SON CONTRATADOS EN DÓLARES Y ESTÁN EXPRESADOS AL TIPO DE CAMBIO DE $9.5098 PESOS POR DÓLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **3** YEAR: **2001**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	66,799	623,689	0	0	623,689
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**66,799**	**623,689**			**623,689**
NET BALANCE	**(66,799)**	**(623,689)**			**(623,689)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**5,271**	**50,131**	0	0	**50,131**
LIABILITIES POSITION	**24,379**	**231,842**			**231,842**
SHORT TERM LIABILITIES POSITION	24,379	231,842	0	0	231,842
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(19,108)**	**(181,711)**			**(181,711)**

NOTES

LAS OPERACIONES EN DÓLARES, ESTÁN EXPRESADAS AL T.DE C. $ 9.5098 PESOS POR DÓLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	664,330	614,194	50,136	0.55	(278)
FEBRUARY	605,507	533,498	72,009	0.06	48
MARCH	524,871	457,808	67,063	0.63	(425)
APRIL	524,742	422,964	101,778	0.50	(513)
MAY	520,107	404,500	115,607	0.23	(265)
JUNE	652,378	542,196	110,182	0.23	(261)
JULY	592,518	481,469	111,049	0.26	288
AUGUST	600,275	481,128	119,147	0.59	(705)
SEPTEMBER	567,463	482,499	84,964	0.93	(791)
ACTUALIZATION:	0	0	0	0.00	(35)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(2,937)**

NOTES

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **3** YEAR: **2001**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MEXICO, D.F.	DISTRIBUCION	9,000	95
RENGLON SIN USO		0	0
RENGLON SIN USO		0	0

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA	NO APLICA	NO APLICA	NO APLICA	NO	

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VIDEO			238	415,317	10.53	MITSUBISHI TOSHIBA	ELEKTRA LIVERPOOL PALACIO DE HIERRO SEARS PRICE CLUB CLUB AURRERA CIA HNOS VAZQUEZ SALINAS Y ROCHA TIENDAS AURRERA COMERCIAL MEXICANA
AUDIO CASA			115	259,488	10.53	KENWOOD TOSHIBA NAOKI	ELEKTRA LIVERPOLL SEARS CLUB AURRERA PRICE CLUB CIA HNOS VAZQUEZ PALACIO DE HIERRO SALINAS Y ROCHA TIENDAS AURRERA COMERCIAL MEXICANA SINGER MEXICANA
AUDIO AUTOMOVIL			7	1,498	10.53	KENWOOD TOSHIBA AUDIOVOX	TIENDAS AURRERA PALACIO DE HIERRO LIVERPOOL
LINEA BLANCA			83	206,672		WHITE WESTINGHOUS	TIENDAS IMSS HERMANOS VAZQUEZ ELEKTRA
PIANOS Y TECLADOS			1	20,613	50.00	STEINWAY,BOSTON, BALDWIN,WURLITZER	PUBLICO EN GENERAL LIVERPOOL PALACIO DE HIERRO
INSTRUMENTOS MUSICA			16	4,414	40.00	HONNER,CRAFTER, SPRITE	PUBLICO EN GENERAL
MUSICA IMPRESA			5	356	50.00	VARIAS	PUBLICO EN GENERAL
ENTRETENIMIENTO			58	58,540		SONY	PALACIO DE HIERRO, LIVERPOOL,SEARS
OTROS			16	18,400			PUBLICO EN GENERAL
TOTAL				985,298			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
0					0	0	0
TOTAL				0			

NOTES

STOCK EXCHANGE COI GOMO
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: 3 YEAR: 2001

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 10,305

Number of shares Outstanding at the Date of the NFEA: (Units) — 100,493,767

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF — 0

Number of shares Outstanding at the Date of the NFEA: (Units) — 0

STOCK EXCHANGE COI **GOMO** QUARTER: **1** YEAR: **1998**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE COI GOMO QUARTER: 3 YEAR: 2001

RAZON SOCIAL: **GRUPO COMERCIAL GOMO, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: 0
(Units)

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR 0
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR 0
(Units)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **3** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*		0	90,726,059				178,716	
TOTAL			**90,726,059**	**0**	**0**	**0**	**178,716**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
90,726,059
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
*	927,700	3.98092	4.10000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **3** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. JUAN MANUEL JIMÉNEZ GÓMEZ
DIRECTOR GENERAL

C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DIRECTOR DE ADMINISTRACIÓN Y FINANZAS

MÉXICO, D.F., AT JANUARY 24 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GOMO

FECHA: 24/01/2002 13:21

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO COMERCIAL GOMO, S.A. DE C.V.
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO ,D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	
DIRECCION DE INTERNET:	

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GCG970226EX7
DOMICILIO	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO ,D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	jjimenez@gomo.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. JUAN MANUEL,JIMÉNEZ GÓMEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.

CLAVE DE COTIZACION: GOMO FECHA: 24/01/2002 13:21

TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	jjimenez@gomo.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	vescamilla@gomo.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE:	C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	vescamilla@gomo.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	.
NOMBRE:	. VACANTE . .
DOMICILIO:	.
COLONIA:	.
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	.
FAX:	.
E-MAIL:	.

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUDIRECTORA DEL ÁREA JURÍDICA
NOMBRE:	LIC. CECILIA CAJIGA CASTILLO
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	ccajiga@gomo.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SUBDIRECTORA DEL DEPARTAMENTO JURÍDICO
NOMBRE:	LIC CECILIA CAGIGA CASTILLO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GOMO FECHA: 24/01/2002 13:21

DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88
E-MAIL: ccagiga@gomo.com.mx

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE: C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88
E-MAIL: vescamilla@gomo.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR DE ADMINISTRACIÓN Y FINANZAS
NOMBRE: C.P. VÍCTOR MANUEL ESCAMILLA MARVÁN
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88
E-MAIL: vescamilla@gomo.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN
NOMBRE: LIC JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88
E-MAIL: jjimenez@gomo.com.mx

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

6+465

DIRECTOR'S REPORT FOR THE THIRD QUARTER OF 2001

(Monetary figures stated in millions of pesos of September 30, 2001 purchasing power)

Net sales

Net sales for the third quarter of 2001 were $308.7, while accrued sales at the close of that quarter were $985.2. In comparison with the same quarters for 2000, there was an increase of $35.0 (12.82%) and $106.0 (12.06%), respectively.

As compared to the immediately preceding quarter, net sales shrank by $44.5 (12.5%), while in the comparison for the twelve-month period ended September 30, 2001 and 2000, sales rose $162.4 (12.68%).

Gross margin

In the third quarter of 2001, the gross margin shrank 5.25 percentage points, from 23.75% in 2000 to 18.5% in 2001. From the second to the third quarter of 2001, there was a drop of 0.46 percentage points. In the accrued twelve-month period, the gross margin went from 23.65% at September 2000 to 19.16% at September 2001, which represents a drop of 4.49 percentage points.

The $57.1 gross profit for the third quarter is $7.8 (12.13%) below that recorded in the same period in 2000. In comparison to the second quarter of 2001, the gross profit shows a drop of $9.8, equivalent to 14.7%, while the comparison with the twelve months concluded in September 2001 and 2000, the gross profit shrank 8.71%, from $302.8 to $276.4.

Company sales continued a tendency to recover over the same quarter in 2000 and in the twelve-month comparison. However, sales dropped in comparison with the preceding quarter, which shows the effect of a market in recession, with a high level of uncertainty, with high offering levels of supply, with permanent sales and price reductions, as well as instalment sales, all of which directly affect sales prices.

Growth in the quarter over the same period in the preceding year is based mainly on the large appliance, video and entertainment lines, which grew 28.69%, 10.10% and 69.43%, respectively.
There was practically no growth in audio. The same trends per line can be seen in the second quarter of 2001.

Profit margins per line continue below those reported for 2000, which is reflected in the comparison with gross profit, as the third quarter for 2000 was high, due to the increase in sales during the Christmas holiday season.

Operating expenses

Operating expenses for the third quarter of 2001 totalled $44.5 (14.4% of sales), which, compared to the $40.4 (14.76% of sales) for the same period in 2000, shows an increase of $4.2 (10.27%). In comparison to the preceding quarter, these expenses increased by $0.59 (1.35%), while in the twelve-month period ending in September 2001, these expenses totalled $179.3, representing an increase of $25.7 (16.74%) over the same twelve-month period ended in September 2000.

Operating profits for the third quarter was $12.6 (4.07% of net sales), representing a drop of $12.0 (48.9%) from the same period in 2000. In comparison with the second quarter of 2001, operating profits shrank by $10.5 (45.4%), while for the twelve-month period accrued at that same date, there is a drop of $52.1 (34.9%).

The EBITDA for the period was reduced by $11.3 (44.03%), from $25.8 (9.45% of sales) in the third quarter of 2000, to $14.5 (4.69% of sales) in the same period in 2001. The same comparison with the second quarter of 2001 shows a drop of $10.4 (41.7%), while the comparison for the twelve months accrued at September 30, 2001 and 2000 shows a reduction of $49.6 (32.2%).

The effect of operating expenses on operating profit and the EBITDA is due mainly to the loss in gross margin, which has affected proper absorption of operating expenses. In the 2001 period, the company has kept strict surveillance of the growth in expenses, and therefore, from the second to the third quarter, the rise in expenses is negligible (1.35%). However, the structure of the company is not in proportion to the level of products currently being moved, which means that recovery of the operating margin must result from a combination of a recovery of the gross margin and a shrinkage in the organizational structure that will make it possible to achieve a better balance of sales and operating expenses.

Integral Cost of Financing (ICF)

Integral Cost of Financing for the third quarter was significantly boosted by the exchange loss arising from the uncertainty as to the exchange rate in affect in the second half of September, as a result of which the company recorded a net exchange loss for the quarter of $7.05, which, added to negative monetary position of $1.2 and the ICF of $ 13.3 (4.3% of sales), represented an increase of $8.6 over the ICF reported for the same period in 2000. However, the accrued ICF for the third quarter of 2001 amounting to $-15.6 shows a positive variation of $8.2 as compared to the ICF for the nine months accrued at the end of September 2000.

In spite of the negative result of the exchange rate, financial expenses have been kept below the 2000 level.

Net result

The net loss for the third quarter of 2001 amounting to $10.4 represents 3.38% of net sales. The net loss was the result of the combination of the 5.25 percentage point loss in gross margin and the $7.0 exchange loss.

Financial position

There was a growth of $203.5 (29.3%) in current assets, which is located in inventory $150.4 (41.0%), as a result of higher advance purchases towards the end of the third quarter so as to be prepared for year-end sales. Likewise, available cash dropped $21.3, which offsets the $66.0 growth in accounts receivable as a result of greater support for the financing of sales, in answer to the above mentioned market conditions.

The annual $19.7 increase in permanent investments is mainly the result of the purchase of the building housing the Chopin head office ($13.5).

The $12.3 growth in deferred assets is due mainly to the acquisition of the minority shares of Chopin, which gave rise to a $11.3 excess in the purchase value.

Current liabilities increased $189.8, due mainly to the increase in suppliers of $87.4, which in turn arose from the increase in inventories at the end of the quarter. Likewise, the financial liability increased $112.6 to support advance purchases in view of year-end sales and as a consequence of the support to working capital to finance purchases and sales credit.

Yours very truly,

Director General and Chairman of the Board

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** Quarter: **4** Year: **2001**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PRESENT %	QUARTER OF PREVIOUS Amount	QUARTER OF PREVIOUS %
1	**TOTAL ASSETS**	**1,069,903**	**100**	**1,067,814**	**100**
2	**CURRENT ASSETS**	**975,462**	**91**	**993,802**	**93**
3	CASH AND SHORT-TERM INVESTMENTS	47,007	4	77,654	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	342,994	32	333,617	31
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	16,665	2	17,607	2
6	INVENTORIES	527,527	49	529,360	50
7	OTHER CURRENT ASSETS	41,269	4	35,564	3
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**61,311**	**6**	**58,335**	**5**
13	PROPERTY	36,845	3	39,461	4
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	47,166	4	36,095	3
16	ACCUMULATED DEPRECIATION	22,700	2	17,221	2
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**30,667**	**3**	**13,614**	**1**
19	**OTHER ASSETS**	**2,463**	**0**	**2,063**	**0**
20	**TOTAL LIABILITIES**	**537,056**	**100**	**525,606**	**100**
21	**CURRENT LIABILITIES**	**441,121**	**82**	**447,252**	**85**
22	SUPPLIERS	288,088	54	253,670	48
23	BANK LOANS	110,025	20	139,805	27
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	8,301	2	20,225	4
26	OTHER CURRENT LIABILITIES	34,707	6	33,552	6
27	**LONG-TERM LIABILITIES**	**502**	**0**	**590**	**0**
28	BANK LOANS	502	0	590	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**95,433**	**18**	**77,764**	**15**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**532,847**	**100**	**542,208**	**100**
34	**MINORITY INTEREST**	**2,047**		**15,498**	**3**
35	**MAJORITY INTEREST**	**530,800**	**100**	**526,710**	**97**
36	**CONTRIBUTED CAPITAL**	**300,432**	**56**	**321,611**	**59**
37	PAID-IN CAPITAL STOCK (NOMINAL)	178,716	34	198,390	37
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	66,847	13	68,354	13
39	PREMIUM ON SALES OF SHARES	54,869	10	54,867	10
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**230,368**	**43**	**205,099**	**38**
42	RETAINED EARNINGS AND CAPITAL RESERVE	309,062	58	245,345	45
43	REPURCHASE FUND OF SHARES	40,615	8	23,165	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(142,019)	(27)	(127,117)	(23)
45	NET INCOME FOR THE YEAR	22,710	4	63,706	12

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**47,007**	**100**	**77,654**	**100**
46	CASH	47,007	100	77,654	100
47	SHORT-TERM INVESTMENTS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**30,667**	**100**	**13,614**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	9,070	30	6,412	47
49	GOODWILL	21,597	70	7,202	53
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**441,121**	**100**	**447,252**	**100**
52	FOREING CURRENCY LIABILITIES	300,201	68	272,498	61
53	MEXICAN PESOS LIABILITIES	140,920	32	174,754	39
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**34,707**	**100**	**33,552**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	34,707	100	33,552	100
27	**LONG-TERM LIABILITIES**	**502**	**100**	**590**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	502	100	590	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**95,433**	**100**	**77,764**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	95,433	100	77,764	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(142,019)**	**100**	**(127,117)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	3,286	2	15,390	12
71	INCOME FROM NON-MONETARY POSITION ASSETS	(145,305)	(102)	(142,507)	(112)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	534,341	546,550
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	10	10
75	EMPLOYERS (*)	303	279
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	90,726,059	100,493,767
78	REPURCHASED SHARES (*)	927,700	9,228,968

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,435,673**	**100**	**1,349,586**	**100**
2	COST OF SALES	1,168,140	81	1,042,884	77
3	**GROSS INCOME**	**267,533**	**19**	**306,702**	**23**
4	OPERATING	194,686	14	164,068	12
5	**OPERATING INCOME**	**72,847**	**5**	**142,634**	**11**
6	TOTAL FINANCING COST	21,741	2	42,431	3
7	**INCOME AFTER FINANCING COST**	**51,106**	**4**	**100,203**	**7**
8	OTHER FINANCIAL OPERATIONS	(789)	0	(11,010)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**51,895**	**4**	**111,213**	**8**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	28,863	2	46,216	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**23,032**	**2**	**64,997**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**23,032**	**2**	**64,997**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**23,032**	**2**	**64,997**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**23,032**	**2**	**64,997**	**5**
19	NET INCOME OF MINORITY INTEREST	322		1,291	0
20	**NET INCOME OF MAJORITY INTEREST**	**22,710**	**2**	**63,706**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**1,435,673**	**100**	**1,349,586**	**100**
21	DOMESTIC	1,435,673	100	1,349,586	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**21,741**	**100**	**42,431**	**100**
24	INTEREST PAID	26,154	120	31,098	73
25	EXCHANGE LOSSES	21,945	101	30,812	73
26	INTEREST EARNED	1,378	6	5,806	14
27	EXCHANGE PROFITS	28,266	130	29,063	68
28	GAIN DUE TO MONETARY POSITION	3,286	15	15,390	36
8	**OTHER FINANCIAL OPERATIONS**	**(789)**	**100**	**(11,010)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(789)	(100)	(11,010)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**28,863**	**100**	**46,216**	**100**
32	INCOME TAX	7,481	26	28,006	61
33	DEFERED INCOME TAX	21,076	73	17,896	39
34	WORKERS' PROFIT SHARING	306	1	314	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,622,915	1,563,284
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,435,673	1,349,586
39	OPERATION INCOME (**)	72,847	142,634
40	NET INCOME OF MAYORITY INTEREST(**)	22,710	63,706
41	NET CONSOLIDATED INCOME (**)	23,032	64,997

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**23,032**	**64,997**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	32,575	10,519
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**55,607**	**75,516**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	11,342	(122,464)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**66,949**	**(46,948)**
6	CASH FLOW FROM EXTERNAL FINANCING	(29,868)	138,710
7	CASH FLOW FROM INTERNAL FINANCING	(37,124)	(45,487)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(66,992)**	**93,223**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(30,604)**	**(25,340)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(30,647)	20,935
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	77,654	56,719
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	47,007	77,654

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**32,575**	**10,519**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	10,175	7,149
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	85
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	6,321	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	12,104	(13,322)
17	+ (-) OTHER ITEMS	3,975	16,607
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**11,342**	**(122,464)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(9,377)	16,515
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,833	(146,498)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(4,763)	(7,070)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	34,418	(5,857)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(10,769)	20,446
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(29,868)**	**138,710**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	138,710
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(29,868)	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(37,124)**	**(45,487)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(19,674)	(45,487)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(17,450)	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(30,604)**	**(25,340)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(9,564)	(25,699)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(21,040)	359

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.60	%	4.82	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	4.28	%	12.10	%
3	NET INCOME TO TOTAL ASSETS (**)	2.15	%	6.09	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(14.27)	%	(23.68)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.34	times	1.26	times
7	NET SALES TO FIXED ASSETS (**)	23.42	times	23.14	times
8	INVENTORIES ROTATION (**)	2.21	times	1.97	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	75	days	77	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	23.66	%	22.15	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.20	%	49.22	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.01	times	0.97	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	55.90	%	51.84	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.82	%	1.01	%
15	OPERATING INCOME TO INTEREST PAID	2.79	times	4.59	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.67	times	2.57	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.21	times	2.22	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.02	times	1.04	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.82	times	1.89	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	10.66	%	17.36	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	3.87	%	5.60	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.79	%	(9.07)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.56	times	(1.51)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	44.58	%	148.79	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	55.42	%	(48.79)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	31.25	%	101.42	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
			Amount			Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.27		$	0.58	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.27		$	0.58	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.27		$	0.58	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	5.85		$	5.24	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.00	times		0.00	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0.00	times		0.00	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

GRUPO COMERCIAL GOMO, S. A. DE C.V.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2001 AND 2000
(IN THOUSANDS OF YEAR-END MEXICAN PESOS OF DECEMBER 31, 2001)

1.ESTABLISHMENT AND CORPORATE PURPOSE:

* THE CORPORATE PURPOSE OF THE COMPANY, WHICH WAS ESTABLISHED ON JUNE 30, 1992, IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, HOUSEHOLD APPLIANCES AND EQUIPMENT.

BY DECISION OF A STOCKHOLDERS' MEETING HELD ON FEBRUARY 26, 1997, THE COMPANY CHANGED ITS NAME FROM TELE ELECTRÓNICA JM, S. A. DE C.V. TO GRUPO COMERCIAL GOMO, S. A. DE C. V.

THE CORPORATE PURPOSE OF GRUPO INTERNACIONAL GOMO, S.A. DE C.V., WHICH WAS ESTABLISHED ON JANUARY 24, 1989, IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, HOUSEHOLD APPLIANCES AND EQUIPMENT.

PROMOTORES DE ELECTRÓNICA Y PLANEACIÓN EMPRESARIAL, S. A. DE C. V. WAS ESTABLISHED ON MAY 21, 1996 AND BEGAN ITS OPERATIONS IN JUNE OF THAT SAME YEAR. ITS CORPORATE PURPOSE IS PROVISION OF COMMERCIAL CONSULTING SERVICES, DRAFTING OF MARKET STUDIES, COMMERCIAL PROMOTIONS, LEGAL AND ACCOUNTING SERVICES TO THIRD PARTIES AND BUSINESS SUPERVISION AND MANAGEMENT.

CHOPIN, S.A. DE C.V. WAS ESTABLISHED ON MARCH 13, 1996, AND ITS CORPORATE PURPOSE IS MUSICAL INSTRUMENT TRADE AND THE INDUSTRY IN GENERAL.

TELECOMUNICACIONES GOMO WAS ESTABLISHED IN APRIL 1998 AND BEGAN ITS OPERATIONS THE FOLLOWING MONTH. ITS CORPORATE PURPOSE IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTRONIC APPARATUS, CELL PHONES AND THEIR ACCESSORIES, TELEPHONES AND HOUSEHOLD APPLIANCES.

SERVICIOS INTEGRALES DE MÚSICA WAS ESTABLISHED IN APRIL 1998, AND ITS CORPORATE PURPOSE IS MANUFACTURE FOR THIRD PARTIES, ASSEMBLY AND MAINTENANCE OF MUSICAL INSTRUMENTS AND THEIR ACCESSORIES.

THE CORPORATE PURPOSE OF THE SUBSIDIARY WG DE MÉXICO, S.A. DE C.V. IS MARKETING, DISTRIBUTION, PURCHASE-SALE, AND BROKERAGE SERVICES AND IMPORT-EXPORT OF ALL TYPES OF ELECTICAL APPARATUS AND MAJOR HOUSEHOLD APPLIANCES.

THE SHAREHOLDINGS OF THE COMPANY IN ITS SUBSIDIARIES ARE LISTED BELOW:

GRUPO INTERNACIONAL GOMO, S. A. DE C.V.	99%
PROMOTORES DE ELCTRÓNICA Y PLANEACIÓN EMPRESARIAL, S.A. DE C.V.	98%
CHOPIN, S.A. DE C.V.	99%
TELECOMUNICACIONES GOMO, S.A. DE C.V.	51%
SERVICIOS INTEGRALES DE MÚSICA, S.A. DE C.V.	98%
WG DE MÉXICO, S.A. DE C.V.	98%

2. CONSOLIDATED FINANCIAL STATEMENTS

THE CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2001 HAVE BEEN PREPARED BASED ON THE INDIVIDUAL FINANCIAL STATEMENTS OF GRUPO COMERCIAL GOMO, S.A. DE C. V., GRUPO INTERNACIONAL GOMO, S.A. DE C.V., PROMOTORES DE ELECTRÓNICA Y PLANEACIÓN EMPRESARIAL, S. A. DE C. V., CHOPIN, S.A. DE C.V., TELECOMUNICACIONES GOMO, S.A. DE C.V., SERVICIOS INTEGRALES DE MÚSICA, S.A. DE C.V. AND WG DE MÉXICO, S.A. DE C.V., FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001 AND 2000. THESE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN CONFORMITY WITH GENERALLY-ACCEPTED ACCOUNTING PRINCIPLES AND THEREFORE, INTERCOMPANY TRANSACTIONS AND INVESTMENTS AMONG THE CONSOLIDATED COMPANIES HAVE BEEN ELIMINATED.

3. ACCOUNTING POLICIES:

THE SIGNIFICANT ACCOUNTING POLICIES USED IN PREPARING THESE CONSOLIDATED FINANCIAL STATEMENTS, WHICH ARE IN ACCORDANCE WITH GENERALLY-ACCEPTED ACCOUNTING POLICIES, ARE SUMMARIZED AS FOLLOWS:

A) RECOGNITION OF THE EFFECTS OF INFLATION IN FINANCIAL INFORMATION.- THE ACCOMPANYING FINANCIAL STATEMENTS WERE PREPARED ACCORDING TO THE PROVISIONS OF THE THIRD AND FIFTH DOCUMENTS OF AMENDMENTS TO BULLETIN B-10, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS). THUS THEY ARE STATED IN MEXICAN PESOS OF PURCHASING POWER OF DECEMBER 31, 2001.

THE RESTATEMENT PROCESS ADOPTED BY THE COMPANIES, IN ADHERENCE TO THE FIFTH DOCUMENT OF AMENDMENTS TO BULLETIN B-10, IS BASED ON THE METHOD OF ADJUSTMENTS DUE TO CHANGES IN GENERAL PRICE LEVELS; AND THE FOLLOWING SPECIFIC BASES WERE USED FOR RESTATEMENT:

B) INVENTORIES AND COST OF SALES- INVENTORIES WERE RESTATED AT REPLACEMENT COST, WHICH APPROXIMATES MARKET VALUE. COST OF SALES IS RESTATED TO MEXICAN PESOS OF PURCHASING POWER OF THE DATE OF THE FINANCIAL STATEMENTS, DUE TO THE INVENTORY TURNOVER LEVEL.

C) PROPERTY, FURNITURE AND EQUIPMENT AND ITS RELATED DEPRECIATION.- THE COST OF PROPERTY, PLANT AND EQUIPMENT IS RECORDED AT ACQUISITION COST AND RESTATED BASED ON THE ESTIMATED REPLACEMENT VALUES AND USEFUL LIVES, DETERMINED BY APPRAISALS PERFORMED BY INDEPENDENT EXPERTS AT DECEMBER 31, 1996, BY APPLYING THE AFOREMENTIONED INDEXES. STARTING IN 1997, THEY ARE RESTATED BASED ON THEIR ACQUISITION COST AND APPLYING THESE SAME INDEXES.

D) STOCKHOLDERS' EQUITY.- STOCKHOLDERS' EQUITY IS RESTATED BY APPLYING FACTORS ARISING FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI). THE PRIOR RESTATEMENT IS DISTRIBUTED AMONG THE VARIOUS CAPTIONS THAT COMPRISE IT; CONSEQUENTLY, IT REPRESENTS THE SUM OF ITS NOMINAL VALUE, PLUS RESTATEMENT.

E) IN THE CASE OF THE STATEMENT OF INCOME, THE AMOUNTS FOR EACH MONTH ARE RESTATED TO MEXICAN PESOS AT YEAR-END.

F) MONETARY POSITION RESULT.- IT REPRESENTS THE EFFECT OF INFLATION ON MONETARY ASSETS AND LIABILITIES. HOLDING THESE ASSETS PRODUCES A LOSS, WHEREAS HOLDING LIABILITIES PRODUCES A GAIN.

G) INSUFFICIENCY IN RESTATED STOCKHOLDERS' EQUITY.- IT REPRESENTS THE EXTENT TO WHICH THE COMPANY HAS BEEN UNABLE TO MAINTAIN THE PURCHASING POWER OF CONTRIBUTIONS OF ITS STOCKHOLDERS AND ITS RETAINED EARNINGS OR DEFICIT.

H) CASH EQUIVALENTS.- CASH EQUIVALENTS ARE STATED AT THEIR ACQUISITION COST, WHICH APPROXIMATES THEIR MARKET VALUE. THE YIELDS GENERATED BY THESE INVESTMENTS ARE RECOGNIZED IN RESULTS AS ACCRUED.

I) SENIORITY PREMIUM PAYMENTS.- STARTING IN 1995, A RESERVE WAS ESTABLISHED FOR LIABILITIES TO COVER THE SENIORITY PREMIUMS TO WHICH EMPLOYEES ARE ENTITLED; AND THE INCREASES ARE CHARGED TO RESULTS FOR THE YEAR IN WHICH THEY ARE INCURRED. THIS RESERVE IS CALCULATED BASED ON ESTIMATES MADE UP TO 1996, ALTHOUGH NO FUND WAS ESTABLISHED FOR THIS PURPOSE. STARTING IN 1997, THE RESERVE IS RECORDED BASED ON AN APPRAISAL PERFORMED BY INDEPENDENT EXPERTS, IN CONFORMITY WITH BULLETIN D-3, PUBLISHED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS, A C.).

J) SEVERANCE PAYMENTS.- THE PAYMENTS TO WHICH EMPLOYEES ARE ENTITLED IN THE EVENT OF DISMISSAL UNDER CERTAIN CIRCUMSTANCES ARE CHARGED TO RESULTS FOR THE YEAR INCURRED.

K) FOREIGN CURRENCY.- FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EXCHANGE RATE APPLICABLE AT THE TRANSACTION DATE. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY ARE VALUED IN MEXICAN PESOS AT THE EXCHANGE RATE APPLICABLE AT THE DATE OF THE FINANCIAL STATEMENTS, AND THE RESPECTIVE FLUCTUATIONS ARE RECORDED IN RESULTS.

L) LEASING RIGHTS: THE LEASING RIGHTS ACQUIRED ARE AMORTIZED WITHIN A PERIOD OF 20 YEARS, AT AN ANNUAL RATE OF 5%

M) INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING.- STARTING ON JANUARY 1, 2000, THE COMPANY ADOPTED THE GUIDELINES OF AMENDED BULLETIN D-4 "ACCOUNTING TREATMENT OF INCOME TAX, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT-SHARING". THIS BULLETIN PROVIDES FOR SIGNIFICANT CHANGES IN ACCOUNTING TREATMENT OF INCOME TAX, BY ELIMINATING THE PRIOR METHOD, KNOWN AS THE PARTIAL LIABILITY METHOD; AND REPLACING IT WITH THE COMPREHENSIVE ASSET AND LIABILITY METHOD. UNDER THIS METHOD, A DEFERRED TAX IS RECOGNIZED, IN PRINCIPLE, FOR ALL THE TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING AND TAX DIFFERENCES OF ASSETS AND LIABILITIES.

THE CUMULATIVE EFFECT FOR $ 61,426 IS SHOWN AS AN INCREASE IN THE HEADING OF INSUFFICIENCY IN RESTATED STOCKHOLDERS' EQUITY IN THE BALANCE SHEET PRESENTED IN THE SIFIC.

N) GOODWILL.- THE EXCESS OF COST OVER BOOK VALUE OF SHARES IN SUBSIDIARIES IS AMORTIZED OVER A PERIOD OF FIVE YEARS, AT AN ANNUAL RATE OF 20%.

4. COMMON STOCK

A) THE STOCKHOLDERS' MEETING HELD ON AUGUST 24, 1998 APPROVED ESTABLISHMENT OF A RESERVE FOR REPURCHASE OF THEIR OWN SHARES, PURSUANT TO ARTICLE 14BIS OF THE SECURITIES MARKET LAW FOR $ 68,655,000 (FACE VALUE OF $50,000).

B) AT A STOCKHOLDERS' MEETING HELD ON APRIL 25, 2001, IT WAS DECIDED TO CANCEL THE 8,840,008 SHARES THAT WERE IN THE REPURCHASE FUND, AS WELL AS THE 1,506,233 SHARES IN THE TREASURY. THUS 91'653,759 SHARE REMAIN.

C) AT DECEMBER 31, 2001, THE COMPANY ACQUIRED, THROUGH THE REPURCHASE FUND, 927,700 SHARES THAT HAVE BEEN CONSIDERED SHARES IN THE TREASURY FOR MEX.PS.$3,785,000 (FACE VALUE OF $3,693,000). OF THIS TOTAL, MEX. PS.$ 1,873,000 (FACE VALUE OF MEX. PS.$ 1,827,000) HAVE BEEN DEDUCTED FROM COMMON STOCK. THUS COMMON STOCK REMAINS AT MEX. PS. $245,545,000 (MEX. PS.$ 178,716,000).

5. RESTRICTIONS ON EARNINGS:

A) DIVIDENDS DISTRIBUTED, IN SHARES OR IN CASH, PROVIDED THAT THEY ARE REINVESTED WITHIN THE FOLLOWING THIRTY DAYS, WILL NOT BE TAXED UNTIL SUCH TIME AS THEY ARE REIMBURSED FOR CAPITAL DECREASE OR THE COMPANY IS DISSOLVED.

B) STARTING IN 1999, TAX TREATMENT OF DIVIDENDS IS AS FOLLOWS:

DIVIDENDS PAID TO CORPORATIONS RESIDENT IN MEXICO WILL BE TAX EXEMPT IF THEY ORIGINATE FROM THE NET TAX INCOME ACCOUNT (CUFIN); AND THEY WILL PAY 5% IF DIVIDENDS ORIGINATE FROM THE REINVESTED TAX INCOME ACCOUNT (CUFIR). DIVIDENDS PAID IN EXCESS OF THE CUFIN OR CUFIR BALANCE WILL BE SUBJECT TO INCOME TAX AT A RATE OF 35% ON THE RESULT OF MULTIPLYING THE DIVIDEND PAID BY A FACTOR OF 1.5385. THE RESPECTIVE TAX WILL BE PAYABLE BY THE COMPANY.

IN ADDITION TO THE ABOVE, DIVIDENDS PAID TO INDIVIDUALS OR CORPORATIONS RESIDENT ABROAD ARE SUBJECT TO WITHHOLDING, PAYABLE BY THE STOCKHOLDER, OF 5% ON THE RESULT OF MULTIPLYING THESE DIVIDENDS BY A FACTOR OF 1.5385 IF THEY ORIGINATE FROM THE CUFIR; AND 1.515 IF THEY ARE PAID TO INDIVIDUALS RESIDENTS IN MEXICO AND THE DIVIDENDS ORIGINATE FROM THE CUFIN.

WHEN DIVIDENDS ARE PAID TO RESIDENTS IN COUNTRIES WITH WHICH MEXICO HAS A TAX TREATY, TAX IS WITHHELD ACCORDING TO THE TERMS OF THE RESPECTIVE TREATY.

C) CONSOLIDATED INCOME FOR THE YEAR IS SUBJECT TO APPROVAL BY THE NEX STOCKHOLDERS' MEETING.

6. GOODWILL.

IN MARCH 1998, THE COMPANY ACQUIRED 51.04% OF THE SHAREHOLDINGS OF CHOPIN, S.A. DE C.V., OWNER OF THE BRAND NAME "SALA CHOPIN".
IN SEPTEMBER 2001, THE COMPANY ACQUIRED THE REST OF THE SHARES HELD BY MINORITY STOCKHOLDERS. AS A RESULT OF BOTH PURCHASES, THE COMPANY CALCULATED MEX. PS. $ 6,025,000 (FACE VALUE OF $ 4,787,000) AND MEX. PS. $ 11,351,000 IN GOODWILL.

7. DEFERRED INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING.-

PURSUANT TO THE AMENDMENTS TO BULLETIN D-4, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PÚBLICOS, A.C.), STARTING ON JANUARY 1, 2000, THERE IS A CHANGE IN THE METHOD FOR RECOGNITION OF THE DEFERRED EFFECT ORIGINATED BY DEDUCTING OR ACCRUSING CERTAIN ITEMS KNOWN AS TEMPORARY ITEMS, DURING A PERIOD DIFFERENT FROM THAT IN WHICH THEY ARE RECOGNIZED FOR ACCOUNTING PURPOSES.

THE NEW PROVISIONS MAKE IT COMPULSORY TO RECOGNIZE ALL DIFFERENCES, REGARDLESS OF WHETHER THEY ARE RECURRING OR NOT, AS OPPOSED TO PREVIOUS PROVISIONS THAT ALLOW FOR FAILURE TO RECOGNIZE DIFFERENCES THAT MIGHT BE

CONSIDERED RECURRING. WITH THE ENTRY INTO FORCE OF THESE NEW PROVISIONS, COMPANIES ARE OBLIGED TO RECOGNIZE THE CUMULATIVE EFFECT OF THESE TEMPORARY DIFFERENCES THAT EXIST AT DECEMBER 31, 1999.

THE DEFERRED TAX LIABILITY AT DECEMBER 31, 2001 IS FOR $ 95,433, COMPRISED AS FOLLOWS:

TEMPORARY DIFFERENCES ORIGINATING FROM:

INVENTORIES	303,963
FIXED ASSETS	8,339
INSTALLATION EXPENSES	3,795
OTHER ITEMS, NET	(1,588)
BASE FOR TEMPORARY ITEMS	314,509
LESS: TAX LOSS CARRYFORWARDS	(12,000)
SUB-TOTAL	302,509
TAX RATE	35%
DEFERRED TAX	105,878
UNAPPROPRIATED TAX CREDITS	(9,087)
NET DEFERRED TAX LIABILITY	95,433

INCOME TAX SHOWN IN THE STATEMENT OF INCOME IS COMPRISED AS FOLLOWS:

TAX INCURRED	7,789
ADD: NET EFFECT OF DEFERRED TAX	23,991
LESS: EFFECT ON MPR OF THE INITIAL DEFERRED TAX BALANCE	(2,917)
TOTAL INCOME TAX	28,863

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	'WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GRUPO INTERNACIONAL GOMO, S.A. DE C.V.	COMERCIAL	19,800,000	99.00	15,985	231,878
2 PROMOTORES DE ELECTRONICA Y PLANEACION EMPRESARIA	SERVICIOS	49	98.00	49	3,755
3 WG DE MEXICO , S.A. DE C.V.	COMERCIAL	49	98.00	49	(2,954)
4 CHOPIN,S.A. DE C.V.	COMERCIAL	19,999,999	100.00	40,088	22,762
5 TELECOMUNICACIONES GOMO,S.ADE C.V.	COMERCIAL	25	51.00	25	(365)
6 SERVICIOS INTEGRALES DE MUSICA,S.A DE C.V	SERVICIOS	49	98.00	48	245
TOTAL INVESTMENT IN SUBSIDIARIES				**56,244**	**255,321**
ASSOCIATEDS					
1 NO APLICA	0	1	0.00	0	0
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**255,321**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2001**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	17,161	1,988	15,173	9,722	1,525	23,370
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	15,481	5,271	10,210	6,808	6,451	10,567
OFFICE EQUIPMENT	8,316	1,766	6,550	2,086	781	7,855
COMPUTER EQUIPMENT	9,021	2,652	6,369	1,505	1,118	6,756
OTHER	1,358	273	1,085	2,591	875	2,801
DEPRECIABLES TOTAL	**51,337**	**11,950**	**39,387**	**22,712**	**10,750**	**51,349**
NOT DEPRECIATION ASSETS						
GROUNDS	6,633	0	6,633	3,329	0	9,962
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**6,633**	**0**	**6,633**	**3,329**	**0**	**9,962**
TOTAL	**57,970**	**11,950**	**46,020**	**26,041**	**10,750**	**61,311**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: GOMO
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANORTE		9.40	60,000	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
HELLER FINANCIAL			0	0	0	0	0	0	0	0	49,417	0	0	0	0	0
TRANSAMERICA			0	0	0	0	0	0	0	0	176	0	0	0	0	0
ARRENDADORA BANORTE			329	363	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDADORA INBURSA			103	139	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			60,432	502	0	0	0	0	0	0	49,593	0	0	0	0	0
PROVEEDORES																
TRANSAMERICA COMMERCIAL			0	0	0	0	0	0	0	0	94,425	0	0	0	0	0
FRIGIDAIRE			0	0	0	0	0	0	0	0	57,406	0	0	0	0	0
KENWOOD			0	0	0	0	0	0	0	0	54,549	0	0	0	0	0
TOSHIBA AMERICA			0	0	0	0	0	0	0	0	18,581	0	0	0	0	0
MITSUBISHI			0	0	0	0	0	0	0	0	8,162	0	0	0	0	0
KOBE TRADING			0	0	0	0	0	0	0	0	4,682	0	0	0	0	0
ATLAS			0	0	0	0	0	0	0	0	4,247	0	0	0	0	0
THE EUREKA COMPANY			0	0	0	0	0	0	0	0	1,655	0	0	0	0	0
YM INTERNACIONAL			0	0	0	0	0	0	0	0	1,483	0	0	0	0	0
STEINWAY & SONS			0	0	0	0	0	0	0	0	1,300	0	0	0	0	0
H&H MUSICA			0	0	0	0	0	0	0	0	724	0	0	0	0	0
ELECTROLUX			0	0	0	0	0	0	0	0	703	0	0	0	0	0
HERMES AUDIO			0	0	0	0	0	0	0	0	532	0	0	0	0	0
DIVERSOS			37,480	0	0	0	0	0	0	0	2,179	0	0	0	0	0
TOTAL SUPPLIERS			37,480	0	0	0	0	0	0	0	250,608	0	0	0	0	0
OTROS ACREEDORES			34,707	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			34,707	0	0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			132,619	502	0	0	0	0	0	0	300,201	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2001**

GRUPO COMERCIAL GOMO, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	102,471	953,744	0	0	953,744
INVESTMENTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL	**102,471**	**953,744**			**953,744**
NET BALANCE	**(102,471)**	**(953,744)**			**(953,744)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**2,970**	**27,231**	0	0	**27,231**
LIABILITIES POSITION	**32,859**	**301,291**			**301,291**
SHORT TERM LIABILITIES POSITION	32,859	301,291	0	0	301,291
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(29,889)**	**(274,060)**			**(274,060)**

NOTES

LAS OPERACIONES DE LA POSICIÓN EN MONEDA EXTRANJERA ESTÁN CELEBRADAS EN DÓLARES, Y EXPRESADAS AL T. DE C. DE 9.1692 PESOS POR DÓLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	664,330	614,194	50,136	0.55	(278)
FEBRUARY	605,507	533,498	72,009	0.06	48
MARCH	524,871	457,808	67,063	0.63	(425)
APRIL	524,742	422,964	101,778	0.50	(513)
MAY	520,107	404,500	115,607	0.23	(265)
JUNE	652,378	542,196	110,182	0.23	(261)
JULY	592,518	481,469	111,049	0.26	288
AUGUST	600,275	481,128	119,147	0.59	(705)
SEPTEMBER	567,811	483,332	84,479	0.93	(786)
OCTOBER	610,330	571,672	38,658	0.45	(175)
NOVEMBER	579,971	540,923	39,049	0.38	(147)
DECEMBER	689,128	688,008	1,120	0.14	(2)
ACTUALIZATION:	0	0	0	0.00	(65)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(3,286)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MEXICO, D.F.	DISTRIBUCION	9,000	95
RENGLON SIN USO		0	0
RENGLON SIN USO		0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO** QUARTER: **4** YEAR: **2001**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA	NO APLICA	NO APLICA	NO APLICA	NO	

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VIDEO			342	624,626	10.53	MITSUBISHI TOSHIBA	ELEKTRA LIVERPOOL PALACIO DE HIERRO SEARS PRICE CLUB CLUB AURRERA CIA HNOS VAZQUEZ SALINAS Y ROCHA TIENDAS AURRERA COMERCIAL MEXICANA
AUDIO CASA			178	376,922	10.53	KENWOOD TOSHIBA NAOKI	ELEKTRA LIVERPOLL SEARS CLUB AURRERA PRICE CLUB CIA HNOS VAZQUEZ PALACIO DE HIERRO SALINAS Y ROCHA TIENDAS AURRERA COMERCIAL MEXICANA SINGER MEXICANA
AUDIO AUTOMOVIL			8	1,973	10.53	KENWOOD TOSHIBA AUDIOVOX	TIENDAS AURRERA PALACIO DE HIERRO LIVERPOOL
LINEA BLANCA			107	279,227		WHITE WESTINGHOUS	TIENDAS IMSS HERMANOS VAZQUEZ ELEKTRA
PIANOS Y TECLADOS			2	32,192	50.00	STEINWAY,BOSTON, BALDWIN,WURLITZER	PUBLICO EN GENERAL LIVERPOOL PALACIO DE HIERRO
INSTRUMENTOS MUSICA			26	9,755	40.00	HONNER,CRAFTER, SPRITE	PUBLICO EN GENERAL
MUSICA IMPRESA			6	425	50.00	VARIAS	PUBLICO EN GENERAL
ENTRETENIMIENTO			98	89,520		SONY	PALACIO DE HIERRO, LIVERPOOL,SEARS
OTROS			18	21,033			PUBLICO EN GENERAL
TOTAL				1,435,673			

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
0					0	0	0
TOTAL				0			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 10,378

Number of shares Outstanding at the Date of the NFEA: 100,493,767
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF ENERO OF 0000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEA: 0
(Units)

STOCK EXCHANGE COI **GOMO** QUARTER: **1** YEAR: **1998**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*		0	90,726,059				178,716	
TOTAL			**90,726,059**	**0**	**0**	**0**	**178,716**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
90,726,059
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
*	927,700	3.98090	4.00000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GOMO**
GRUPO COMERCIAL GOMO, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **31** OF **DECEMBER** OF **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

DIRECTOR GENERAL
JUAN MANUEL JIMÉNEZ GÓMEZ

CONTRALOR CORPORATIVO
VÍCTOR HUGO PADILLA MÉNDEZ

MÉXICO, D.F., AT MARCH 25 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GOMO

FECHA: 25/03/2002 14:46

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO COMERCIAL GOMO, S.A. DE C.V.
DO MICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO ,D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	
DIRECCION DE INTERNET:	

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GCG970226EX7
DOMICILIO	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	L.C. VICTOR HUGO PADILLA MENDEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO ,D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	jjimenez@gomo.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GOMO FECHA: 25/03/2002 14:46

TELEFONO: 55-50-66-50
FAX: 56-16-33-88
E-MAIL: jjimenez@gomo.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: LAE CARLOS ENRIQUE SÁNCHEZBENÍTEZ TAMAYO
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88
E-MAIL:

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE ADMINSTRACIÓN Y CONTRALORÍA
NOMBRE: L.C. VÍCTOR HUGO PADILLA MÉNDEZ
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88
E-MAIL: vpadilla@gomo.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: .
NOMBRE: . VACANTE . .
DOMICILIO: .
COLONIA: .
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: .
FAX: .
E-MAIL: .

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUDIRECTORA DEL ÁREA JURÍDICA
NOMBRE: LIC. CECILIA CAJIGA CASTILLO
DOMICILIO: BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA: ALTAVISTA
C. POSTAL: 01060
CIUDAD Y ESTADO: MÉXICO D.F.
TELEFONO: 55-50-66-50
FAX: 56-16-33-88
E-MAIL: ccajiga@gomo.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SUBDIRECTORA DEL DEPARTAMENTO JURÍDICO
NOMBRE: LIC CECILIA CAGIGA CASTILLO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: GOMO FECHA: 25/03/2002 14:46

DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	ccagiga@gomo.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y CONTRALORÍA
NOMBRE:	L.C. VÍCTOR HUGO PADILLA MÉNDEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	vpadilla@gomo.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN Y CONTRALORÍA
NOMBRE:	L.C. VÍCTOR HUGO PADILLA MÉNDEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	vpadilla@gomo.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN
NOMBRE:	LIC JUAN MANUEL JIMÉNEZ GÓMEZ
DOMICILIO:	BLVD. ADOLFO LÓPEZ MATEOS 2370 2° PISO
COLONIA:	ALTAVISTA
C. POSTAL:	01060
CIUDAD Y ESTADO:	MÉXICO D.F.
TELEFONO:	55-50-66-50
FAX:	56-16-33-88
E-MAIL:	jjimenez@gomo.com.mx

STOCK EXCHANGE CODE: QUARTER: YEAR:

GRUPO COMERCIAL GOMO, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR GENERAL'S REPORT

(The figures mentioned in this report are stated in millions of pesos of December 31, 2001 purchasing power.)

Net sales

Net sales for the quarter and the year ended December 31, 2001 amounted to $1440.8 and $1,435.7, respectively, which represents a reduction of $20.9 (4.54%) and an increase of $86.1 (6.38%), respectively, as compared to the same periods in 2000. As compared to the third quarter of 2001 sales showed an increase of $129.0 (41.39%). As concerns volume of units sale , sales for the fourth quarter show a drop of 6.51% as compared to the same period in the preceding year, while sales for the twelve months increased 3.88% in volume.

The results in net sales at the close of the period are a clear reflection of the performance of the market over the twelve-month period. This was aggravated by the events of September 11th, which doubtless affected the movement of products. During the concluded period, the demand for electronic products and home appliances shrank, and the high volume of competition with the resulting reductions in sales prices forced prices down in almost all lines.

The gross profit for the quarter was down $11.5 (11.6%) as compared to the same quarter in 2000, while the profit shrank $39.1 (12.8%) from year to year. However, the gross profit increased by $29.8 (51.7%) from the third to the fourth quarter of 2001. Those contractions in profit are likewise reflected in the gross margin, which was 19.85% and 18.63% for the fourth quarter and the year ended December 31, 2001. These margins represent reductions of 1.6 and 4.1 percentage points as compared to the same periods in 2000. On the other hand, the gross margin increased 1.35 percentage points over the preceding quarter.

An analysis by product line shows that the video line experienced the greatest growth, for both the quarter and the year. Compared to the same periods in 2000, the video line grew 15.94% in the fourth quarter and 21.06% in the year. Together with video sales, sales of the Chopin subsidiary (mainly musical instruments) grew 58.26% and 11.62% in net sales for the fourth quarter and for the twelve months of 2001, as compared to the preceding year. Conversely, the line contributing most to the reduction in nominal sales was entertainment, which dropped 38.8% in the fourth quarter and 62.03% in the year.

Behavior per line is explained mainly by the following:

1. The video line has shown sustained growth trend since the Philco brand was introduced, as it has had great acceptance in the market. Philco participates in a market with high levels of competition addressed to many segments of the population; prices are very accessible, and products are distributed by commercial chains with high market penetration.

2. The basis for comparison of the entertainment line was out of proportion in the year 2000, since the new Playstation platform was introduced at the end of the year with good results, which was assisted by the fact that a number of distributors satisfied our demand. At the end of 2001, the product became scarce in our market, and demand decreased with the expectation of the introduction of the Microsoft competition.

In summary, 2001 was not an easy period in the Gomo market, and very special efforts had to be made to maintain our presence at the 3,500 front sale that we have developed through our different distribution channels. It can be said that although there was a reduction in margins at the level of gross profit, the effort of our commercial team not only maintained and consolidated our presence in the market, but also increased the number of

units sold (26.98% in audio, 35.35% in video, and 35.27% in large appliances).

Operating expenses

Total operating expenses for the fourth quarter of 2001 amounted to $65.3 (14.8% of sales); when compared to the $51.7 (11.2% of sales) for the same period in 2000, this represents an increase of $13.5 (26.2%). When compared to the preceding quarter, operating expenses increased $20.3 (45.2%), while expenses totaled $194.7 in the twelve-month period concluded on December 31, 2001, for an increase of $30.6 (18.6%) over the same period in 2000.

The operating profit for the fourth quarter was $22.2 (5.03%), which represents a reduction of $25.1 (53.1%) from the same period in 2000. In comparison to the third quarter of 2001, the operating profit increased $9.5 (20.0%), while a comparison of the 12 months concluded on that same date shows a reduction of $69.8 (48.9%).

As compared to 2000, the EBITDA was down by $24.4 (49.3%). The same comparison for the third quarter of 2001 shows an increase of $10.4 (41.7%), while the comparison of the twelve

months accrued at December 31, 2001 and 2000 shows a reduction of $67.3 (45.3%).

Operating expenses in the fourth quarter of 2001 were 14.82% of total sales, i.e., the highest percentage for the period. Generally speaking, the high season at the end of the year makes it possible to absorb operating expenses more efficiently. However, in this case, the fourth quarter loss in gross margin as compared to the figure for 2000 gave rise to a higher ratio of sales to operating expenses. On the other hand, operating expenses increased during the period due to:

1. The opening of new stores of our Chopin subsidiary, which mainly affects leases, maintenance and services in general, aside from the increase in payroll.

2. Greater depreciation as a result of the purchase of the Chopin building in late 2000, as well as new furniture and equipment for stores.

3. Advertising expenses have increased with a view to strengthening sales on the sales floors of our customers and on our own sales floors.

4. **A higher investment in sales personnel assigned to the most important stores .**

5. **An increase in technical service due to the greater movement of products, and the introduction of new brands and new products.**

6. **Higher expenses resulting from the increase of products in new stores.**

In general terms, the reduction in sales margins resulted in less absorption of operating expenses than expected.

for the fourth quarter ($5.9) and for the twelve months ended in December 2001 ($21.7) was $7.5 (55.7%) and $20.6 (48.7%) below that for the same periods in 2000. This favorable comparison arises from the reduction of interest rates during the period, exchange rate stability and a lower level of debt.

Net Result

The $6.0 (1.38% of sales) net profit for the fourth quarter and $22.7 (1.5% of sales) for the twelve-month period were below those reported for the same periods in 2000 ($10.1 and $63.7, respectively) for the reasons explained above.

Financial situation

Current assets at the end of 2001 were slightly below those of the preceding year ($18.3 ; 1.85%), mainly due to a drop in available cash. Other captions of current assets experienced unimportant lateral movements.

The $9.1 increase in permanent investments over the preceding year is due mainly to the acquisition of transportation equipment, warehouse equipment and furnishings for stores.

The $17.0 increase in deferred assets is due principally to the acquisition of the minority interest shares of Chopin, which gave rise to a $11.5 excess in purchase value, as well as to the acquisition of leasing rights to new stores amounting to $5.1.

Current liabilities dropped by $6.1, mostly due to the reduction in bank loans and tax payable. This was offset by higher supplier financing (cost-free).

Although the results for the 2001 period were below expectations, we have not lost our conviction that today, more than ever, Gomo is as assured of a solid infrastructure and is prepared for future growth.

Mexico City, February 27, 2002

Yours very truly

GEO

Summary Translation of Notice of Regular and Special General Meeting of the Shareholders of Grupo Comercial Gomo, S.A. de C.V., held on April 25, 2001.

CALL
(Summary)

Shareholders from Grupo Comercial Gomo, S.A. de C.V. are called to hold a Regular and Special General Meeting of Shareholders to take place on April 25, 2001 according to the following:

AGENDA

I. Discussion and approval, if applicable, of the report from the Board of Administration referred to by Article 172 of the General Law of Commercial Corporations for the fiscal year which concluded on December 31, 2000. Report of the Commissioner.

II. Discussion and approval, if applicable, of the financial statements practiced up to December 31, 2000 and applicability of the results of the fiscal year ended on such date.

III. Discussion and ratification, if applicable, of the actions carried out by the Board of Administration during such fiscal year.

IV. Appointment and ratification, if applicable, of the members of the Board of Administration and Commissioner of the Corporation for the fiscal year of 2001, and determination of their emoluments.

V. Amortization of shares. Cancellation of share certificates.

VI. Reduction of capital stock as a result of the amortization. Amendment to Clause Six of the bylaws.

VII. Appointment of special agents to formalize and execute the resolutions adopted by this meeting.

Summary Translation of Minutes of the Regular and Special General Meeting of Shareholders of Grupo Comercial Gomo, S.A. de C.V. held on April 25, 2001.

I. Summary of the resolutions adopted in the Meeting, which include expressly the applicability of profits.

"**FIRST.** It is approved all and each one of the terms for the Financial Statements of the Corporation carried out up to December 31, 2000, and a copy of the same shall be added to the corporate file of the Corporation; and respect to the applicability of results, it is approved that profits in the fiscal year, which represent the amount of $61'022,457.00 (SIXTY ONE MILLION TWENTY TWO THOUSAND FOUR HUNDRED AND FIFTY SEVEN PESOS 00/100, MEXICAN CURRENCY) will be applied to the item of earnings pending of applicability to prior fiscal years, as it is shown in the same Financial Statements.

SECOND. It is approved the separation of 5% of earnings, which amount represents $3'051,123.00 (THREE MILLION FIFTY ONE THOUSAND ONE HUNDRED AND TWENTY THREE PESOS 00/100, MEXICAN CURRENCY) to increase the legal reserve.

II. Report of the Board of Administration filed to the Meeting (*It is enclosed the translated document*).

III. Report of the Commissioner regarding the veracity, sufficiency and reasonability of the information submitted by the Board of

Administration of the Meeting (*It is enclosed the translated document*).

IV. Annual Financial Statements duly reported (*It is enclosed the translated document*).

V. Written communication by the Secretary of the Board of Administration, expressing the situation of the corporate books of the Corporation.

January 31, 2001

In order to comply with provision contained in ORDER 11-34, in specific by content of Provision Number Eight, it was delivered to the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*), copies of the stock broker contracts (6), that our issuer has executed with different stock markets.

Stock Broker Contracts

Stock Market	Date
BBV Probursa Casa de Bolsa, S.A. de C.V.	May 29, 1998
Multivalores Casa de Bolsa, S.A. de C.V.	July 21, 1999
Vector Casa de Bolsa, S.A. de C.V.	July 22, 1999
Vector Casa de Bolsa, S.A. de C.V.	March 10, 2000
Casa de Bolsa Banorte, S.A. de C.V.	April 25, 2000
Invex Casa de Bolsa, S.A. de C.V.	August 28, 2000

March 20, 2001

In order to comply with provision contained in ORDER 11-34, in specific by content of Provision Number Six, it was informed to the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*) and to the Mexican Bolsa (*Bolsa Mexicana de Valores, S.A. de C.V.*), that in Session of the Board of Administration held on March 13, 2001, appointments were made of the responsible persons to manage the Reserve for the Acquisition of Own Shares, as well as the order to purchase and place such shares, these persons are Mr. Juan Manuel Jimenez Gomez, Managing Director, and Mr. Carlos Sanchezbenitez Tamayo, Treasurer for the Corporation.

April 9, 2001

In order to comply with provision contained in ORDER 11-33, in specific by content of Provision Number Three, Section I, it was delivered to the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*), Mexican Bolsa (*Bolsa Mexicana de Valores, S.A. de C.V.*), and S.D. Indeval, S.A. de C.V., a copy of the call to the Regular and Special General Meeting of Grupo Comercial Gomo, S.A. de C.V., held on April 25, 2001 and published on April 10 in the Official Gazette of the Federation (*Diario Oficial*).

CALL
(Summary)

Shareholders from Grupo Comercial Gomo, S.A. de C.V. are called to hold a Regular and Special General Meeting of Shareholders to take place on April 25, 2001 according to the following:

AGENDA

I. Discussion and approval, if applicable, of the report from the Board of Administration referred to by Article 172 of the General Law of Commercial Corporations for the fiscal year which concluded on December 31, 2000. Report of the Commissioner.

II. Discussion and approval, if applicable, of the financial statements practiced up to December 31, 2000 and applicability of the results of the fiscal year ended on such date.

III. Discussion and ratification, if applicable, of the actions carried out by the Board of Administration during such fiscal year.

IV. Appointment and ratification, if applicable, of the members of the Board of Administration and Commissioner of the Corporation for the fiscal year of 2001, and determination of their emoluments.

V. Amortization of shares. Cancellation of share certificates.

VI. Reduction of capital stock as a result of the amortization. Amendment to Clause Six of the bylaws.

VII. Appointment of special agents to formalize and execute the resolutions adopted by this meeting.

April 26, 2001.

In order to comply with provision contained in ORDER 11-33, in specific by content of Provisions Number Two and Three thereof, it was delivered to the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*) and the Mexican Bolsa (*Bolsa Mexicana de Valores, S.A. de C.V.*), the following information related with the Regular and Special General Meeting of Shareholders held on April 25, 2001.

I. Summary of the resolutions adopted in the Meeting, which include expressly the applicability of profits.

"**FIRST.** It is approved all and each one of the terms for the Financial Statements of the Corporation carried out up to December 31, 2000, and a copy of the same shall be added to the corporate file of the Corporation; and respect to the applicability of results, it is approved that profits in the fiscal year, which represent the amount of $61'022,457.00 (SIXTY ONE MILLION TWENTY TWO THOUSAND FOUR HUNDRED AND FIFTY SEVEN PESOS 00/100, MEXICAN CURRENCY) will be applied to the item of earnings pending of applicability to prior fiscal years, as it is shown in the same Financial Statements.

SECOND. It is approved the separation of 5% of earnings, which amount represents $3'051,123.00 (THREE MILLION FIFTY ONE THOUSAND ONE HUNDRED AND TWENTY THREE PESOS 00/100, MEXICAN CURRENCY) to increase the legal reserve.

II. Report of the Board of Administration filed to the Meeting (*It is enclosed the translated document*).

III. Report of the Commissioner regarding the veracity, sufficiency and reasonability of the information submitted by the Board of Administration of the Meeting (*It is enclosed the translated document*).

IV. Annual Financial Statements duly reported (*It is enclosed the translated document*).

V. Written communication by the Secretary of the Board of Administration, expressing the situation of the corporate books of the Corporation.

April 30, 2001.

In order to comply with provision contained in ORDER 11-33, in specific by content of Section II of Provision Number Three thereof, it was delivered to the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*), and the Mexican Bolsa (*Bolsa Mexicana de Valores, S.A. de C.V.*), the following documentation:

I. Authenticated copy by the Secretary of the Board of Administration of the minute related to the Regular and Special General Meeting of Shareholders (*It is enclosed a summary of the document duly translated*).

II. Authenticated copy by the Secretary of the Board of Administration of the attending list executed by the shareholders or representatives who attended the meting, supported by certifications and lists of holders referred to by Article 78 of the Stock Market Law.

May 29, 2001.

In order to comply with provision contained in ORDER 11-31, in issued by the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*), in connection with Sections I and VIII of Provision 4.033.00 of Internal Regulations of the Mexican Bolsa (*Bolsa Mexicana de Valores, S.A. de C.V.*), in the format designed for such purposes, the information related to the total number of shares representing capital stock of Grupo Comercial Gomo, S.A. de C.V., distributed among investors in general, which have to be delivered annually.

June 6, 2001.

In order to comply with provision contained in ORDER 11-33, in specific by content of Section II of Provision Number Three Section V, Subsection D), it was delivered to the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*), and the Mexican Bolsa (*Bolsa Mexicana de Valores, S.A. de C.V.*), a copy of the Notice to the Shareholders related to the reduction of capital stock agreed in the meeting held on April 25; and the same was published on June 06, 2001 in the Official Gazette of the Federation (*Diario Oficial*), and it was published two more times, on Monday June 18, 2001 and Thursday June 28, 2001, in conformity with provision contained in Article 9 of the General Law of Commercial Corporations.

NOTICE FOR CAPITAL REDUCTION

For purposes of Article 9 of the General Law of Commercial Corporations, and other applicable provisions, it is communicated that the Regular and Special General Meeting of Shareholders for Grupo Comercial Gomo, S.A. de C.V., held on April 25, 2001, approved the reduction of capital stock in its minimum fixed portion for the amount of $25'377,373.15 (TWENTY FIVE MILLION THREE HUNDRED AND SEVENTY SEVEN THOUSAND THREE HUNDRED AND SEVENTY THREE 15/100 PESOS, MEXICAN CURRENCY), through the cancellation of 10'346,241 (TEN MILLION THREE HUNDRED AND FORTY SIX THOUSAND TWO HUNDRED AND FORTY ONE) shares; in order that,

subsequently, the capital stock will be for the amount of $180',543,437.01 (ONE HUNDRED AND EIGHTY MILLION FIVE HUNDRED AND FORTY THREE THOUSAND FOUR HUNDRED AND THIRTY SEVEN 01/100 PESOS, MEXICAN CURRENCY), represented by 91'653,759 (NINETY ONE MILLION SIX HUNDRED AND FIFTY THREE THOUSAND SEVEN HUNDRED AND FIFTY NINE) shares.

Likewise, and as a consequence of the reduction to the capital stock in its minimum fixed portion, the meeting agreed the amendment to Clause Six of the bylaws.

June 11, 2001.

It was delivered to the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*) and the Mexican Bolsa (*Bolsa Mexicana de Valores, S.A. de C.V.*), a sample copy of public deed number 46,830 dated on May 07, 2001, granted before the affidavit of attestation of Mr. Emiliano Zubiria Maqueo, Attorney and Notary Public No, 25 duly commissioned for Mexico City, Federal District, which contained the formal record of the minute related to the Regular and Special General Meeting of Shareholders held on April 25, 2001.

June 14, 2001.

it was required to the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*), the update in the National Registry of Securities of the recording of shares representing capital stock of Grupo Financiero Gomo, S.A. de C.V., taking as a basis resolutions adopted by the Special General Meeting of Shareholders held last April 25, 2001 in a sense of reducing the minimum fixed portion of its capital stock to have the current capital stock of $180',543,437.01 (ONE HUNDRED AND EIGHTY MILLION FIVE HUNDRED AND FORTY THREE THOUSAND FOUR HUNDRED AND THIRTY SEVEN 01/100 PESOS, MEXICAN CURRENCY), represented by 91'652,759 (NINETY ONE MILLION SIX HUNDRED AND FIFTY TWO THOUSAND SEVEN HUNDRED AND FIFTY NINE) shares.

June 26, 2001.

In order to comply with provision contained in ORDER 11-33, in specific by content of Section I, Subsection B) of Provision Number Two thereof, it was delivered to the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*), and the Mexican Bolsa (*Bolsa Mexicana de Valores, S.A. de C.V.*), the following documentation:

I. Document of the Annual Report of Grupo Comercial Gomo, S.A. de C.V. related to fiscal year which concluded on December 31, 2000 and prepared in accordance with the directions manual contained in the same Order. (*It is enclosed a summary of the document duly translated*).

II. Letter subscribed by Mr. Juan Manuel Jimenez Gomez, Managing Director of the Corporation, and Mr. Victor Manuel Escamilla Marvan, Certified Accountant acting in his capacity as Administration and Financial Director, in connection with the annual report.

III. Copy of the report related to the applicability of the Code of Better Corporate Practices, related to the last fiscal year.

IV. Letter subscribed by Mr. Juan Manuel Jimenez Gomez and Ms. Cecilia Cajiga Castillo, Attorney at Law, acting in their capacity as President and Secretary for the Board of Administration respectively, in connection with the report on the level of adhesion to the Code of Better Corporate Practices.

Likewise, the Annual Report for the fiscal year which concluded on December 31, 2000 and the questionnaire of the Code of Better Corporate Practices were informed to the Investors in general through EMISNET.

July 12, 2001.

In virtue of the reduction to the capital stock of Grupo Comercial Gomo, S.A. de C.V. adopted in the Meeting held on April 25, 2001, which modified Clause Six of its bylaws, S.D. Indeval,S.A. de C.V. requested the substitution of the share certificates which were deposited in said Institution for a new macro-certificate which may reflect said modification. The above was reported to the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*) and the Mexican Bolsa (*Bolsa Mexicana de Valores, S.A. de C.V.*). Likewise, it was sent to them a photocopy of the certificate to be exchanged.

July 20, 2001.

In order to comply with provision contained in ORDER 11-33, in specific by content of Section III of Provision Number Three, it was delivered to the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*) and the Mexican Bolsa (*Bolsa Mexicana de Valores, S.A. de C.V.*), a certified copy of public deed number 46,830 dated on May 07, 2001, granted before the affidavit of attestation of Mr. Emiliano Zubiria Maqueo, Attorney and Notary Public No, 25 duly commissioned for Mexico City, Federal District, which contained the formal record of the minute related to the Regular and Special General Meeting of Shareholders of Grupo Comercial Gomo, S.A. de C.V., held on April 25, 2001.

August 20, 2001.

By means of official letter upon number DGA-792-1292, the National Banking and Securities Commission (*Comision Nacional Bàncaria y de Valores*), communicates to the Issuer that its recording has been updated in the Section of Securities in the Registro Nacional de Valores (*National Registry of Securities*), derived from the reduction of capital stock adopted in the Special General Meeting of Shareholders held on April 25, 2001, as a consequence of the above, it was so modified to represent 91'653,759 (NINETY ONE MILLION SIX HUNDRED AND FIFTY THREE THOUSAND SEVEN HUNDRED AND FIFTY NINE) shares in a Sole Series, upon Class I, and considered as common shares, without the expression of nominal value.

September 28, 2001.

Grupo Comercial Gomo, S.A. de C.V. jointly with one of its shareholders, Latin America Capital Partners II L.P., file before the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*), an application to carry out a Secondary Public Offer of a Sale for the amount of 12'585,624 (TWELVE MILLION FIVE HUNDRED AND EIGHTY FIVE THOUSAND SIX HUNDRED AND TWENTY FOUR) shares; and the broker and dealer to place them shall be Ixe Casa de Bolsa, S.A. de C.V., Ixe Grupo Financiero.

October 3, 2001.

It is authorized the Mexican Bolsa (*Bolsa Mexicana de Valores, S.A. de C.V.*) to disclose the Prospect of Placement of the Secondary Public Offer of a Sale through its electronic system in internet (*It is enclosed a summary of the document duly translated*).

October 12, 2001.

The National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*) delivers to the Issuer the official letter containing the remarks to the Prospect of Placement of the Secondary Public Offer of a Sale submitted on October 3, 2001.

December 03, 2001.

The Issuer delivers to the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*) the Prospect with the corrections, as well as the documentation required in its official letter dated on October 12, 2001.

December 26, 2001.

The National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*) delivers to the Issuer the official letter authorizing the Secondary Public Offer of a Sale.

MINUTE RELATED TO THE REGULAR AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF GRUPO COMERCIAL GOMO, S.A. DE C.V., HELD ON APRIL 25, 2001

(Summary)

In Mexico City, Federal District, as a domicile duly appointed to hold the Regular and Special General Meeting of Shareholders of GRUPO COMERCIAL GOMO, S.A. DE C.V., ... the shareholders of the Corporation held a meeting ...

Prior determination of the shareholders, it was approved the Agenda, and the meeting proceeded to release each one of the issues of the same as follows:

I. DISCUSSION AND APPROVAL, IF APPLICABLE, OF THE REPORT OF THE BOARD OF ADMINISTRATION REFERRED TO BY ARTICLE 172 OF THE GENERAL LAW OF COMMERCIAL CORPORATIONS FOR THE FISCAL YEAR WHICH CONCLUDED ON DECEMBER 31, 2000. REPORT OF THE COMMISSIONER.

The President rendered before the Meeting the Report of the Board of Administration applicable to the fiscal year which

concluded on December 31, 2000. Likewise, the Commissioner rendered his annual report.

(*Translations of both reports are enclosed*)

RESOLUTION

SOLE RESOLUTION. It is approved in all and each one of its portions the reports given and submitted to this Meeting by the Board of Administration and the Commissioner of the Corporation applicable to the fiscal year of 2000.

II. DISCUSSION AND APPROVAL, IF APPLICABLE, OF THE FINANCIAL STATEMENTS PRACTICED UP TO DECEMBER 31, 2000, AND THE APPLICABILITY OF THE RESULT OF THE FISCAL YEAR WHICH CONCLUDED ON SUCH DATE.

The shareholders after they analyzed and commented the financial statements of the Corporation practiced up to January 31, 2000, adopted by unanimous voting result the following:

RESOLUTIONS

FIRST. It is approved all and each one of the terms for the Financial Statements of the Corporation carried out up to December 31, 2000, and a copy of the same shall be added to the corporate file of the Corporation; and respect to the applicability of results, it is approved that earnings in the fiscal year, which represent the amount of $61'022,457.00 (SIXTY ONE MILLION

TWENTY TWO THOUSAND FOUR HUNDRED AND FIFTY SEVEN PESOS 00/100, MEXICAN CURRENCY) will be applied to the item of earnings pending of applicability to prior fiscal years, as it is shown in the same Financial Statements.

SECOND. It is approved the separation of 5% of earnings, which amount represents $3'051,123.00 (THREE MILLION FIFTY ONE THOUSAND ONE HUNDRED AND TWENTY THREE PESOS 00/100, MEXICAN CURRENCY) to increase the legal reserve.

III. DISCUSSION AND RATIFICATION, IF APPLICABLE, OF THE ACTS CARRIED OUT BY THE BOARD OF ADMINISTRATION DURING SAID FISCAL YEAR.

RESOLUTION

SOLE RESOLUTION. It is approved the duties of the Board of Administration during the fiscal year which concluded on December 31, 2000.

IV. APPOINTMENT AND RATIFICATION, IF APPLICABLE, OF THE MEMBERS OF THE BOARD OF ADMINISTRATION AND COMMISSIONER OF THE CORPORATION FOR THE FISCAL YEAR OF 2001, AND DETERMINATION OF THEIR EMOLUMENTS.

After this issue was discussed, the shareholders by unanimous voting results, adopted the following:

RESOLUTIONS

FIRST. As of this date, the body of administration is integrated by the following individuals:

POSITION	REGULAR POSITION	SUBSTITUTE POSITION
President	Juan Manuel Jimenez Gomez	
Member	Ricardo H. Cabrera Murillo	Carlos Lopez Leal
Member	Guillermo Durand Cercas	
Member	Jose Carral Cuevas	Pascual Aranalde Blanno
Member	Javier Cervantes Sanchez Navarro	
Member	Eduardo Zea Mir	
Member	Emilio Bassini	
Member	Benjamin Hough	
Member	Sanford Antignas	
Member	Fernando Gamboa Bustamante	

SECOND. It is approved to appoint Ms. Cecilia Cajiga Castillo, Attorney at Law, as Secretary of the Board of Administration, who will not be member of the Board of Administration.

THIRD. It is ratified Mr. Fernando J. Morales Gutierrez, Certified Accountant as Regular Commissioner for the Corporation, and it is appointed Mr. Jose Rocha Vacio, Certified Accountant as Substitute Commissioner.

V. AMORTIZATION OF SHARES.
CANCELLATION OF SHARE CERTIFICATES

In a Meeting of Shareholders held on October 11, 1999, it was adopted to increase the fixed portion of the capital stock, to be represented for the amount of 20'887,673 (TWENTY MILLION EIGHT HUNDRED AND EIGHTY SEVEN THOUSAND SIX HUNDRED AND SEVENTY THREE) common shares, without nominal value, Sole Series, upon Class I, and the same were offered for their subscription at a price of $5.00 (FIVE PESOS 00/100, MEXICAN CURRENCY) per share. As a result of such increase there is a remaining number of 1'506,233 (ONE MILLION FIVE HUNDRED AND SIX THOUSAND TWO HUNDRED AND THIRTY THREE) shares in the Treasury, therefore, it was proposed their cancellation.

On the other hand, the Board of Administration, in its last meeting resolved to submit upon the consideration of this Meeting, the amortization of 8,840,008 (EIGHT MILLION EIGHT HUNDRED AND FORTY THOUSAND AND EIGHT) shares which are now in the Repurchase Fund of the Corporation.

The Shareholders after they listened the above cited proposals, adopted the following:

RESOLUTIONS

FIRST. It is approved the cancellation of 1'506,233 (ONE MILLION FIVE HUNDRED AND SIX THOUSAND TWO HUNDRED AND THIRTY THREE) common shares, without a nominal value, Sole Series, upon Class I, which are now in the Treasury of the Corporation.

SECOND. It is approved the cancellation of 8,840,008 (EIGHT MILLION EIGHT HUNDRED AND FORTY THOUSAND AND EIGHT) shares which are now in the Repurchase Fund of the Corporation.

VI. REDUCTION OF THE CAPITAL STOCK AS A RESULT OF THE AMORTIZATION. MODIFICATION TO CLAUSE SIX OF THE BYLAWS

Since the cancellation of shares before approved belongs to the fixed portion of the capital stock of Grupo Comercial Gomo, S.A. de C.V., it is necessary the modification to Clause Six of the Bylaws. Said reduction is made in the following terms:

	Number of Shares	**Price**	**Amount**
Treasury Shares	1,506,233	5.0000	7'531,165.00
Repurchase Fund	8'840,008	2.0188 (*)	17'846,208.15
Total	10'346,241		$25'377,373.15

(*) Theoretical value of a share.

After the modification was commented, the shareholders by unanimous voting result adopted the following:

RESOLUTIONS

FIRST. It is approved the reduction of the capital stock of the Corporation for the amount of $25,377,373.15 (TWENTY FIVE MILLION THREE HUNDRED AND SEVENTY SEVEN THOUSAND THREE HUNDRED AND SEVENTY THREE PESOS 15/100, MEXICAN CURRENCY), represented by 10'346,241 (TEN MILLION THREE HUNDRED AND FORTY SIX THOUSAND TWO HUNDRED AND FORTY ONE) common shares, without nominal value, Sole Series, upon Class I.

SECOND. It is approved to modify Clause Six of the Bylaws referred to the capital stock,

Signatures of the President, Secretary and Commissioner of the Corporation.

MARCH 5, 2001

MATTER: GRUPO GOMO CLARIFIES ITS POSITION AS TO THE STOCK QUOTE.

RELEVANT EVENTS: A BID FOR THE PURCHASE OF 100 SHARES AT THE PRICE OF $4.50 WAS SUBMITTED TODAY, WHICH OBLIGATED THE MEXICAN STOCK EXCHANGE (BMV) TO SUSPEND OUR SHARES QUOTE. ACCORDINGLY, WE WISH TO EXPRESS THAT THERE IS NO RELEVANT INFORMATION, UNDISCLOSED TO THE MARKET, WHICH MIGHT HAVE AN IMPACT ON OUR STOCK QUOTE.

MAY 9, 2001

MATTER: STOCK SALE BID CLARIFICATION

RELEVANT EVENTS: GRUPO GOMO REPORTS THAT, IN RELATION TO THE BID OF OUR STOCK SUBMITTED TODAY, CAUSED THE QUOTATION HALT, IT HAS NO KNOWLEDGE OF RELEVANT INFORMATION OR FUTURE EVENTS WHICH MIGHT HAVE AN INFLUENCE ON THE PRICE OF STOCK AND WHICH HAD NOT BEEN PREVIOUSLY DISCLOSED TO THE MARKET.

SEPTEMBER 10, 2001

MATTER: GOMO ACQUIRES 48.96% OF THE STOCK OF CHOPIN, S.A. DE C.V.

RELEVANT EVENTS: GRUPO GOMO, PRINCIPAL MÚLTIPLE BRAND AND MÚLTIPLE PRODUCT WHOLESALE DISTRIBUITOR OF HOUSEHOLD APPLIANCES, ELECTRICAL ELECTRONIC, ENTERTAINING, AND MUSICAL EQUIPMENT, REPORTS THAT, BY AGREEMENT OF THE BOARD OF DIRECTORS ON AUGUST 29, 2001, GOMO ACQUIRED 9,791,999 REPRESENTATIVE SHARES OF THE COMMON STOCK OF ITS SUBSIDIARY CHOPIN, S.A. DE C.V. (CHOPIN), WHEREBY GOMO BECOMES HOLDER OF 99.99% OF THE STOCK OF SAID SUBSIDIARY. THE TRANSACTION ACCOUNTED FOR EXPENDITURES IN THE AMOUNT OF $24,479,997. CHOPIN, S.A. DE C.V., A SUBSIDIARY OF GOMO SINCE 1998, IS THE PRINCIPAL DISTRIBUITOR OF MUSICAL INSTRUMENTS, EQUIPOS DE AUDIO DE HIGH END AND SPORTS GOODS OF THE BRAND YONEX. AT THE TIME OF ACQUISITION IN 1998, CHOPIN HAD THREE OWN STORES OF 1,783 SQUARE METERS IN AREA. AS OF THIS DATE, THE COMPANY HAS SEVEN STORES TOTALLING 2,520 SQUARE METERS IN AREA. CHOPIN'S TOTAL SALES ACCOUNT FOR 6.39% OF GOMO'S CONSOLIDATED SALES FOR FISCAL YEAR 2001. ACQUIRING THE ENTIRETY OF THE STOCK OF ITS SUBSIDIARY SHALL PERMIT GOMO TO SUPPORT, WITH OWN FUNDS, THE EXPANSION PROJECTS OF CHOPIN AS WELL AS WHOLESALE TRANSACTIONS WITHOUT ANY MINORITY INTEREST BEING NECESSARY.

JANUARY 28, 2002

MATTER: VARIANCE IN PRICE OF STOCK

RELEVANT EVENTS: GRUPO GOMO REPORTS THAT THE MOVEMENTS IN ITS STOCK RECORDED TODAY, WHICH CAUSED A PRICE DECLINE FROM $4.00 TO $2.50 PESOS, ARE DUE SOLELY TO MARKET MOVEMENTS AND NOT TO UNDISCLOSED EVENTS.

Summary Translation of Preliminary Prospectus

Preliminary Prospectus related to a secondary public offering (the "Offering") of 12,585,624 Single Series, Class I, ordinary shares, without par value (the "Shares"), of Grupo Comercial Gomo, S.A. de C.V. (the "Company"), representing 13.87% of the outstanding fixed capital stock of the Company.

The Shares were being offered in Mexico by Latin America Capital Partners II, L.P., a shareholder of the Company. The amount of the Offering was $50,971,777.20 Mexican pesos.

The placement agent of the Offering was Ixe Casa de Bolsa, S.A. de C.V., Ixe Grupo Financiero

The Company was not scheduled to receive any proceeds from the Offering. The number of outstanding shares of the Company was not going to change as a result of the sale of the Shares.

The Shares were and still are registered with and quoted on the Mexican Stock Exchange (*Bolsa Mexicana de Valores*) ("BMV").

The Preliminary Prospectus was submitted to the BMV in September 2001. The Offering was not implemented so the Shares were not sold and the Preliminary Prospectus was never finalized.